AGREEMENT AND PLAN OF MERGER

by and among

NORSE HOLDINGS, INC.,

NAVY ACQUISITION CO. INC.

and

NORDSTROM, INC.

Dated as of December 22, 2024

TABLE OF CONTENTS

ARTICLE I
DEFINITIONS

ARTICLE II
THE MERGER

ARTICLE III
EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

ARTICLE VI
COVENANTS AND AGREEMENTS

ARTICLE VII
CONDITIONS TO THE MERGER

ARTICLE VIII
TERMINATION

ARTICLE IX
GENERAL PROVISIONS

Index of Defined Terms

<u>Exhibits</u>

Exhibit A   Articles of Incorporation of the Surviving Corporation

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 22, 2024 (this "***Agreement***"), is made by and among Norse Holdings, Inc., a Delaware corporation ("***Parent***"), Navy Acquisition Co. Inc., a Washington corporation and a direct, wholly owned Subsidiary of Parent ("***Acquisition Sub***"), and Nordstrom, Inc., a Washington corporation (the "***Company***").

W I T N E S S E T H:

WHEREAS, on February 11, 2024, the Board of Directors of the Company (the "***Company Board***") approved the formation of a special committee of the Company Board consisting only of independent and disinterested directors of the Company (the "***Special Committee***") and delegated authority to the Special Committee to, among other things, consider and evaluate certain matters, including ultimately the advisability of this Agreement and the transactions contemplated by this Agreement and to make a recommendation to the Company Board as to whether the Company should enter into this Agreement and consummate such transactions;

WHEREAS, the Special Committee has unanimously (a) determined that this Agreement and the Merger, on the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of the Company and the Company's shareholders and (b) recommended that the Company Board (i) approve this Agreement and the transactions contemplated by this Agreement, including the merger of Acquisition Sub with and into the Company, pursuant to the Washington Business Corporation Act (as amended, the "***WBCA***"), upon the terms and subject to the conditions set forth in this Agreement (the "***Merger***"), and (ii) recommend that the shareholders of the Company approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Company Board, acting on the recommendation of the Special Committee, has unanimously (excluding the members of the Company Board who are Parent Parties) (a) determined and declared that this Agreement and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (b) approved this Agreement, including Exhibit A hereto, and authorized the execution, delivery and performance of this Agreement, and subject to receiving the Requisite Shareholder Approvals, the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, (c) directed that this Agreement be submitted to the shareholders of the Company to be approved and (d) upon the terms and subject to the conditions of this Agreement, resolved to recommend the approval of this Agreement and the transactions contemplated hereby, including the Merger, by the Company's shareholders in accordance with Section 23B.11A.040 of the WBCA;

WHEREAS, the board of directors of Acquisition Sub has unanimously (a) determined and declared that this Agreement and the consummation by Acquisition Sub of the transactions contemplated by this Agreement, including the Merger, are in the best interests of Acquisition Sub and its sole shareholder, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation by Acquisition Sub of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to the shareholder of Acquisition Sub to be approved and (d) upon the terms and subject to the conditions

of this Agreement, resolved to recommend approval of this Agreement by the shareholder of Acquisition Sub;

WHEREAS, the board of directors of Parent has unanimously approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, as a material inducement to, and as a condition to, the willingness of the Company to enter into this Agreement, the Family Group and Liverpool are entering into Rollover, Voting and Support Agreements (as amended, supplemented, replaced or modified, the "***Rollover and Support Agreements***") with the Company and Parent pursuant to which, among other things, the Family Group and Liverpool have agreed to, in each case, subject to the terms and conditions contained in the Rollover and Support Agreements, (a) transfer, contribute and deliver the number of shares of common stock, no par value per share, of the Company (the "***Company Common Stock***") set forth therein (the "***Rollover Shares***" and the transfer, contribution or delivery of the Rollover Shares, the "***Rollover***") to Parent in exchange for common stock of Parent, (b) vote their shares of Company Common Stock and any other voting securities of the Company in favor of the approval of this Agreement and the transactions contemplated hereby, including the Merger, and (c) take or abstain from taking certain other actions;

WHEREAS, concurrently with the execution of this Agreement, as a material inducement to, and as a condition to, the willingness of the Company to enter into this Agreement, Parent and Acquisition Sub have delivered to the Company (a) an equity commitment letter, dated as of the date hereof, pursuant to which Liverpool has committed, subject only to the terms thereof, to invest in Parent the amount set forth therein (the "***Equity Commitment Letter***" and the investment of such amount, the "***Equity Financing***"); (b) limited guaranties from certain members of the Family Group and Liverpool (the "***Guarantors***") in favor of the Company, dated as of the date hereof, pursuant to which the Guarantors are guaranteeing the performance and payment of certain of Parent's and Acquisition Sub's obligations under this Agreement (as amended or supplemented in compliance with this Agreement, the "***Guaranties***"); and (c) the Debt Commitment Letter (as defined below); and

WHEREAS, each of Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Definitions. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A.

ARTICLE II

THE MERGER

Section 2.1   The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the WBCA, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue under the name "Nordstrom, Inc." as the surviving corporation (the "***Surviving Corporation***") and shall succeed to and assume all of the rights and obligations of Acquisition Sub and the Company in accordance with the WBCA.

Section 2.2   The Closing. Subject to the provisions of Article VII, the closing of the Merger (the "***Closing***") shall take place at 9:00 a.m. (New York City time) on a date to be specified by the Company and Parent, but no later than the third (3rd) Business Day after the satisfaction or, to the extent not prohibited by Law, waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are only capable of being satisfied on the Closing Date, but subject to the satisfaction or, to the extent not prohibited by Law, waiver of such conditions by the party hereto entitled to waive such conditions), and the Closing shall take place by the electronic exchange of signatures and documents, unless another time, date or place is agreed to in writing by the Company and Parent; provided that notwithstanding the foregoing, in no event shall Parent be required to effect the Closing prior to the Inside Date without its consent (such date on which the Closing occurs being the "***Closing Date***").

Section 2.3   Effective Time.

(a)   Concurrently with the Closing, each of the Company, Parent and Acquisition Sub shall cause articles of merger with respect to the Merger (the "***Articles of Merger***") to be executed, delivered to and filed with the Office of the Secretary of State of the State of Washington (the "***Secretary***") in such form as required by, and executed in accordance with, the WBCA, together with such other appropriate documents, in such forms, as required by and executed in accordance with, the relevant provisions of the WBCA. The Merger shall become effective in accordance with the WBCA on the date and time at which the Articles of Merger have been filed by the Secretary (such date and time of filing, or such later time as may be agreed to by Parent, Acquisition Sub and the Company and set forth in the Articles of Merger, being hereinafter referred to as the "***Effective Time***").

(b)   The Merger shall have the effects set forth in the applicable provisions of the WBCA, this Agreement and the Articles of Merger. Without limiting the generality of the

foregoing, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Acquisition Sub without transfer, reversion or impairment, and all of the claims, obligations, liabilities, debts and duties of the Company and Acquisition Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.4   Articles of Incorporation and Bylaws. Subject to compliance with Section 6.6, in accordance with Section 23B.11A.020(5) of the WBCA, the articles of incorporation of the Surviving Corporation shall be amended and restated at the Effective Time in the form attached as **Exhibit A** hereto and the bylaws of the Surviving Corporation shall be amended and restated at the Effective Time to be identical to the bylaws of Acquisition Sub, until thereafter amended in accordance with the applicable provisions of the articles of incorporation and bylaws of the Surviving Corporation (as applicable) and the WBCA, except that (a) in the case of the bylaws, the name of the Surviving Corporation shall be "Nordstrom, Inc." and (b) subject to Section 6.6, the indemnification provisions shall be the same as those under the Company's articles of incorporation and bylaws, respectively, in each case as in effect immediately prior to the Effective Time.

Section 2.5   Board of Directors. The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub as of immediately prior to the Effective Time, each to hold office in accordance with the applicable provisions of the WBCA and the articles of incorporation and bylaws of the Surviving Corporation.

Section 2.6   Officers. From and after the Effective Time, the officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the applicable provisions of the WBCA and the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1   Effect on Securities. At the Effective Time (or such other time specified in this Section 3.1), by virtue of the Merger and without any action on the part of the Company, Parent, Acquisition Sub or any holder of any securities of the Company or Acquisition Sub or any other Person:

(a)   Expiration or Cancellation of Company Securities. Each share of Company Common Stock held by the Company or owned of record by the Company or any Subsidiary of the Company and all shares of Company Common Stock held, directly or indirectly, by Parent or Acquisition Sub or any of their wholly owned Subsidiaries (other than, in each case, shares of Company Common Stock held on behalf of a Third Party), immediately prior to the Effective Time and all Rollover Shares shall automatically be cancelled and retired and shall cease to exist as issued or outstanding shares, and no consideration or payment shall be delivered in exchange

therefor or in respect thereof. For the avoidance of doubt, holders of record of the Rollover Shares as of the record date for the Special Dividend and the Stub Period Dividend shall be entitled to be paid such dividends, in each case if such dividends are declared by the Company and contingent upon the occurrence of the Closing.

(b)   Conversion of Company Common Stock. Except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock cancelled pursuant to Section 3.1(a) and any Dissenting Shares) shall be converted into the right to receive $24.25 per share of Company Common Stock in cash (the "**Merger Consideration**"), without interest thereon and less any required Tax withholdings as provided in Section 3.2(g). Each share of Company Common Stock converted into the right to receive the Merger Consideration as provided in this Section 3.1(b) shall no longer be issued or outstanding and shall automatically be cancelled and shall cease to exist, and the holders of certificates (the "**Certificates**") or non-certificated book-entry shares of Company Common Stock ("**Book-Entry Shares**") which immediately prior to the Effective Time represented such shares of Company Common Stock (other than any shares of Company Common Stock cancelled pursuant to Section 3.1(a) and any Dissenting Shares) shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2, the Merger Consideration without interest thereon and less any required Tax withholdings as provided in Section 3.2(g). For the avoidance of doubt, the Rollover Shares shall not be entitled to receive the Merger Consideration and shall, immediately prior to the Closing, be contributed, directly or indirectly, to Parent pursuant to the terms of the applicable Rollover and Support Agreement and cancelled pursuant to Section 3.1(a). In addition, for the avoidance of doubt, holders of record of Company Common Stock as of the record date for the Special Dividend and the Stub Period Dividend shall be entitled to be paid such dividends, in each case if such dividends are declared by the Company and contingent upon the occurrence of the Closing.

(c)   Conversion of Acquisition Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, no par value per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one (1) fully paid, non-assessable share of common stock, no par value per share, of the Surviving Corporation and shall constitute the only issued or outstanding shares of capital stock of the Surviving Corporation. At the Effective Time, all certificates representing common stock of Acquisition Sub (if any) shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d)   Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split) or similar event, or combination, exchange or readjustment of shares, or any stock dividend with a record date during such period, the Merger Consideration and the Special Dividend Per Share Amount (if the Special

Dividend is declared by the Company in accordance with Section 6.20) shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 3.1(d) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.2   Payment for Securities; Exchange of Certificates.

(a)   Designation of Paying Agent; Deposit of Exchange Fund. No later than ten (10) days prior to the Effective Time, Parent shall, at its sole cost and expense, designate a reputable bank or trust company (the "**Paying Agent**") that is organized and doing business under the Laws of the United States, the identity and the terms of appointment of which to be reasonably acceptable to the Company, to act as paying agent for the payment of the Aggregate Merger Consideration, and shall enter into an agreement (the "**Paying Agent Agreement**") relating to the Paying Agent's responsibilities with respect thereto, in form and substance reasonably acceptable to the Company.

(i)   Parent Funding. Substantially contemporaneously with the filing of the Articles of Merger, Parent shall deposit, or cause to be deposited, with the Paying Agent, cash constituting an amount equal to the Aggregate Merger Consideration minus the amounts funded by the Company pursuant to Section 3.2(a)(ii) (the Aggregate Merger Consideration as deposited with the Paying Agent pursuant to this Section 3.2(a), the "**Exchange Fund**").

(ii)   Company Funding. Substantially contemporaneously with the filing of the Articles of Merger, the Company shall deposit, or cause to be deposited, with the Paying Agent cash in an amount requested by Parent in writing at least two (2) Business Days before the Closing Date (but not to exceed the amount of Company Cash on Hand minus $100,000,000); provided that the amount of cash deposited by the Company shall be held in a segregated account by the Paying Agent prior to the Effective Time and returned to the Company by the Paying Agent immediately upon its request at any time prior to the Effective Time. Following the Effective Time, the amount of cash deposited by the Company in accordance with this Section 3.2(a)(ii) shall be released from the segregated account held with the Paying Agent and deposited with the Paying Agent in the Exchange Fund.

(iii)   For purposes of determining the amount to be deposited by Parent pursuant to this Section 3.2(a), Parent shall not be required to deposit or cause to be deposited with the Paying Agent funds sufficient to pay the Merger Consideration that would be payable in respect of any Dissenting Shares if such Dissenting Shares were not Dissenting Shares. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent by wire transfer of immediately available funds in an amount which is equal to the deficiency in the amount required to make such payments in full such that the Exchange Fund becomes sufficient to make such payments. The Exchange Fund shall be (A) held for the benefit of the holders of shares of

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Company Common Stock entitled to the Merger Consideration in accordance with Section 3.1(b), except prior to the Effective Time for the amounts deposited by the Company, and (B) following the Closing, to be applied promptly to making the payments pursuant to Section 3.1(b). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 3.2, except as expressly provided for in this Agreement. All amounts payable pursuant to Section 3.6 to a holder of Company Common Stock shall be paid to the Paying Agent for further distribution to each of the holders of Company Common Stock, or, after the Effective Time, to the Surviving Corporation, for further distribution, in each case, as provided in this Agreement.

(b)   Procedures for Exchange.

(i)   Certificates. As promptly as reasonably practicable following the Effective Time and in any event not later than the third (3rd) Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (A) a letter of transmittal, in customary form mutually agreed to by the Company and Parent prior to the Effective Time, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper receipt of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.4) by the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate have been converted pursuant to this Agreement (which instructions shall be in customary form mutually agreed to by the Company and Parent). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be presented to the Paying Agent, accompanied by all documents reasonably required by the Paying Agent to evidence and effect such transfer and the Person requesting such payment or such issuance shall either pay to the Surviving Corporation (or any agent designated by the Surviving Corporation) any transfer and other similar Taxes required by reason of the payment of the Merger Consideration, as applicable, to a Person other than the registered holder of the Certificate so surrendered or shall establish to the reasonable satisfaction of the Paying Agent that such Taxes either have been paid or are not required to be paid.

(ii)   Book-Entry Shares. Any holder of Book-Entry Shares converted into the right to receive the Merger Consideration shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.1(b). In lieu thereof, subject to Section 3.2(c) and Section 3.5, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive the Merger Consideration in accordance with Section 3.1(b). Payment of the Merger

Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c)   Timing of Exchange. Upon surrender of a Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.4 or in the event shares of Company Common Stock whose transfer was not registered in the transfer records of the Company, such information, documentation and payment of Taxes (or evidence of payment thereof) requested by the Surviving Corporation or the Paying Agent in accordance with Section 3.2(b)(i)) or Book-Entry Share for cancellation to the Paying Agent, together with, in the case of Certificates, a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares, receipt of an "agent's message" by the Paying Agent (it being understood that holders of Book-Entry Shares will be deemed to have surrendered such Book-Entry Shares upon receipt of an "agent's message" with respect to such Book-Entry Share), and such other customary evidence of surrender as the Paying Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, upon the later to occur of (i) the Effective Time or (ii) the Paying Agent's receipt of such Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.4 or in the event shares of Company Common Stock whose transfer was not registered in the transfer records of the Company, such information, documentation and payment of Taxes (or evidence of payment thereof) requested by the Surviving Corporation or the Paying Agent in accordance with Section 3.2(b)(i)) or Book-Entry Share, in accordance with the procedures in Section 3.2(b), as applicable, and the Certificate (including any Certificate that is the subject of the affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent Agreement shall provide that the Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

(d)   Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time (including any interest received with respect thereto) shall be delivered to the Surviving Corporation, upon written demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation as a general creditor thereof for payment of their claims for Merger Consideration (without any interest thereon) in respect thereof, subject to abandoned property, escheat or similar Law.

(e)   No Liability. None of Parent, Acquisition Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

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(f)   Investment of Exchange Fund. The Paying Agent Agreement shall provide that the Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment (including any losses thereon) shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses (or any diminishment of the Exchange Fund for any other reason below the level required to make cash payment in full of the aggregate funds required to be paid pursuant to the terms hereof), Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited to the Paying Agent to make the payments contemplated by Section 3.1(b), (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) all such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as directed by Parent.

(g)   Withholding. Parent, the Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld and paid over to or deposited with the relevant Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.3   Company Equity Awards.

(a)   Treatment of Company Options.

(i)   Vested Company Options. Prior to the Effective Time, the Company Board (or any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time, each option to purchase shares of Company Common Stock granted under a Company Stock Plan (the "*Company Options*") that is vested in accordance with its terms, and is outstanding and unexercised at the Effective Time (the "*Vested Company Options*") shall, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of Company Options, without any action on the part of the holder thereof, be cancelled and, in exchange therefor, each holder of any such cancelled Vested Company Option shall be entitled to receive, in consideration of the cancellation of such Vested Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such cancelled Vested Company Option, multiplied by (ii) the excess, if any, of (A) the sum of the Merger Consideration and the Special Dividend Per Share Amount (if the Special Dividend is declared by the Company in accordance with Section 6.20) over (B) the exercise price per share of Company Common Stock subject to such cancelled Vested Company Option, without interest (such

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amounts payable hereunder, the "***Vested Option Payments***"); provided, that (1) any such Vested Company Option with respect to which the exercise price per share subject thereto is equal to or greater than the sum of the Merger Consideration and the Special Dividend Per Share Amount (if the Special Dividend is declared by the Company in accordance with Section 6.20) shall be cancelled in exchange for no consideration and (2) such Vested Option Payments may be reduced by the amount of any required Tax withholdings as provided in Section 3.2(g). From and after the Effective Time, no Vested Company Option shall be exercisable, and each Vested Company Option shall entitle the holder thereof only to the payment provided for in this Section 3.3(a)(i), if any.

(ii)   Unvested Company Options. Prior to the Effective Time, the Company Board (or any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time, each Company Option that is not a Vested Company Option (the "***Unvested Company Options***") shall, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of Company Options, without any action on the part of the holder thereof, be cancelled and converted into the contingent right to receive a payment in cash (subject to the vesting and timing of settlement terms described below) of an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such cancelled Unvested Company Option, multiplied by (ii) the excess, if any, of (A) the sum of the Merger Consideration and the Special Dividend Per Share Amount (if the Special Dividend is declared by the Company in accordance with Section 6.20) over (B) the exercise price per share of Company Common Stock subject to such cancelled Unvested Company Option, without interest (such amounts payable hereunder, the "***Converted Option Cash Award***"); provided that (1) any Unvested Company Option with respect to which the exercise price per share subject thereto is equal to or greater than the sum of the Merger Consideration and the Special Dividend Per Share Amount (if the Special Dividend is declared by the Company in accordance with Section 6.20) shall be cancelled in exchange for no consideration and (2) any payment in respect of the Converted Option Cash Award may be reduced by the amount of any required Tax withholdings as provided in Section 3.2(g). Each such Converted Option Cash Award will continue to have, and will be subject to, the same vesting and timing of settlement terms and conditions as applied to the corresponding Unvested Company Option immediately prior to the Effective Time except for terms rendered inoperative by reason of the Merger or for such other administrative and ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Converted Option Cash Award; provided that no such changes shall adversely affect the rights of the applicable holder. From and after the Effective Time, no Unvested Company Option shall be exercisable, and each Unvested Company Option shall entitle the holder thereof only to the payment provided for in this Section 3.3(a)(ii), if any.

(b)   Treatment of Restricted Stock Units.

(i)   Vested Company RSUs. Prior to the Effective Time, the Company Board (or any committee thereof) shall adopt resolutions that provide that, immediately

prior to the Effective Time, each outstanding award of restricted stock units with respect to shares of Company Common Stock granted pursuant to a Company Stock Plan that vests solely based on the holder's provision of services over time (each, a "*RSU Award*") that is vested but not yet settled or that vests as a result of the consummation by the Company of the transactions contemplated by this Agreement (each, a "*Vested Company RSU*") shall, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of an RSU Award, without any action on the part of the holder thereof, be cancelled, and in exchange therefor, each holder of any such cancelled Vested Company RSU shall be entitled to receive, in consideration of the cancellation of such Vested Company RSU and in settlement therefor, a payment in cash of an amount equal to the product of (A) the number of shares of Company Common Stock subject to such Vested Company RSU, multiplied by (B) the sum of the Merger Consideration and the Special Dividend Per Share Amount (if the Special Dividend is declared by the Company in accordance with Section 6.20), without interest (such amounts payable hereunder, the "*Vested RSU Payments*"); provided that such Vested RSU Payments may be reduced by the amount of any required Tax withholdings as provided in Section 3.2(g).

(ii)   Unvested Company RSUs.   Prior to the Effective Time, the Company Board (or any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time, each outstanding RSU Award that is not a Vested Company RSU (each, an "*Unvested Company RSU*") shall, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of an RSU Award, without any action on the part of the holder thereof, be cancelled and converted into the contingent right to receive a payment in cash (subject to the vesting and timing of settlement terms described below) of an amount equal to the product of (A) the number of shares of Company Common Stock subject to such Unvested Company RSU, multiplied by (B) the sum of the Merger Consideration and the Special Dividend Per Share Amount (if the Special Dividend is declared by the Company in accordance with Section 6.20), without interest (such amounts payable hereunder, the "*Converted RSU Award*"); provided that such Converted RSU Award may be reduced by the amount of any required Tax withholdings as provided in Section 3.2(g).   Each such Converted RSU Award will continue to have, and will be subject to, the same terms and conditions (including with respect to vesting and timing of payment), except for terms rendered inoperative by reason of the Merger or for such other administrative and ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Converted RSU Award; provided that no such changes shall adversely affect the rights of the applicable holder.

(c)   Treatment of PSUs.

(i)   Vested Company PSUs. Prior to the Effective Time, the Company Board (or any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time, each outstanding award of performance-based restricted stock units with respect to shares of Company Common Stock granted pursuant to a Company Stock Plan (each, a "*PSU Award*") that is vested but not yet settled or that vests as a result

of the consummation by the Company of the transactions contemplated by this Agreement (each, a "**Vested Company PSU**") shall, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of a PSU Award, without any action on the part of the holder thereof, be cancelled, and in exchange therefor, each holder of any such cancelled Vested Company PSU shall be entitled to receive, in consideration of the cancellation of such Vested Company PSU and in settlement therefor, a payment in cash of an amount equal to the product of (A) the number of shares of Company Common Stock that vested with respect to such Vested Company PSU, multiplied by (B) the sum of the Merger Consideration and the Special Dividend Per Share Amount (if the Special Dividend is declared by the Company in accordance with Section 6.20), without interest (such amounts payable hereunder, the "**Vested PSU Payments**"); provided that such Vested PSU Payments may be reduced by the amount of any required Tax withholdings as provided in Section 3.2(g).

(ii)   Unvested Company PSUs.   Prior to the Effective Time, the Company Board (or any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time, each PSU Award that is not a Vested Company PSU and is outstanding as of immediately prior to the Effective Date (each, an "**Unvested Company PSU**") shall, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of a PSU Award, without any action on the part of the holder thereof, be cancelled and converted into the contingent right to receive a payment in cash of an amount equal to the product of (A) the number of shares of Company Common Stock subject to such Unvested Company PSU (as eventually determined based on actual performance for the applicable performance period based on the applicable terms of such Unvested Company PSU), multiplied by (B) the sum of the Merger Consideration and the Special Dividend Per Share Amount (if the Special Dividend is declared by the Company in accordance with Section 6.20), without interest (such amounts payable hereunder, the "**Converted PSU Award**"); provided that such Converted PSU Award may be reduced by the amount of any required Tax withholdings as provided in Section 3.2(g). Each such Converted PSU Award will continue to have, and will be subject to, the same terms and conditions (including with respect to vesting and timing of payment, except for (x) terms rendered inoperative by reason of the Merger and (y) such other administrative and ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Converted PSU Award, provided that no such changes shall adversely affect the rights of the applicable holder).

(iii)   Prior to the Effective Time, the Company Board (or any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time, any portion of a PSU Award that is not a Vested Company PSU or Unvested Company PSU shall, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and holder of a PSU Award, without any action on the part of the holder thereof, be cancelled for no consideration.

(d)   Deferred Compensation Plans.   Prior to the Effective Time, the Company Board (or any committee thereof) shall adopt resolutions that provide that, immediately prior to

the Effective Time, all Stock Units credited to accounts under a Deferred Compensation Plan immediately prior to the Effective Time shall be notionally reinvested in one or more other investment funds as determined by the Company prior to the Effective Time until such accounts are distributed in cash pursuant to the terms of the applicable Deferred Compensation Plan as in effect immediately prior to the Effective Time.

(e)   Termination of Company Stock Plans. Prior to the Effective Time, the Company and the Company Board (or any committee thereof) shall adopt resolutions to approve, provide for or give effect to the transactions contemplated by this Section 3.3 and to authorize and direct the Company's officers and employees to take such actions as may be necessary to give effect thereto. All Company Stock Plans (other than the agreements underlying, and the terms of the Company Stock Plans applicable to the Converted Option Cash Award, the Converted RSU Awards and the Converted PSU Awards, in each case, solely to the extent relevant to the terms and conditions of this Section 3.3) shall terminate as of the Effective Time, and the Company and the Company Board (or any committee thereof) shall adopt resolutions to effect the foregoing. Following the date hereof, the Company shall provide to Parent or its counsel for review and approval drafts of any resolutions prepared by the Company or its counsel to effectuate the foregoing and shall consider in good faith Parent's timely comments thereto.

(f)   Treatment of Company Stock Purchase Plan. As soon as practicable following the date hereof, the Company and the Company Board (or any committee thereof) shall adopt resolutions and take all other actions necessary or required under the Company Stock Purchase Plan or applicable Law to provide that (i) except for the offering period under the Company Stock Purchase Plan in effect, no new offering period under the Company Stock Purchase Plan will be authorized or commence after the date hereof; (ii) no new participants will commence participation in the Company Stock Purchase Plan after the date hereof; (iii) no Company Stock Purchase Plan participant will be permitted to increase such participant's payroll deduction election or contribution rate in effect as of the date hereof or to make separate non-payroll contributions on or following the date hereof, except as may be required by applicable Law; (iv) each purchase right under the Company Stock Purchase Plan outstanding as of the date hereof shall be exercised as of no later than five (5) Business Days prior to the date on which the Effective Time occurs (the "***Final Exercise Date***"); (v) each Company Stock Purchase Plan participant's accumulated contributions under the Company Stock Purchase Plan shall be used to purchase shares of Company Common Stock as of the Final Exercise Date; and (vi) the Company Stock Purchase Plan will terminate effective as of (and subject to the occurrence of) immediately prior to the Effective Time, but subsequent to the exercise of purchase rights on the Final Exercise Date. Each share of Company Common Stock purchased on the Final Exercise Date shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 3.1(b). At the Effective Time, any funds credited as of such date under the Company Stock Purchase Plan that are not used to purchase shares of Company Common Stock on the Final Exercise Date within the associated accumulated payroll withholding account for each participant under the Company Stock Purchase Plan shall be refunded to the applicable participant without interest.

(g)   Parent Funding. At the Effective Time, Parent shall deposit with the Surviving Corporation cash in the amount necessary to make the payments required under this Section 3.3 with respect to the Vested Option Payments, the Vested RSU Payments and the Vested PSU Payments, but only to the extent that the Surviving Corporation does not have sufficient cash to make such payments. Parent shall cause the Surviving Corporation to make the payments required under this Section 3.3 with respect to the Vested Option Payments, the Vested RSU Payments and the Vested PSU Payments as promptly as practicable after the Effective Time, or at such later time as necessary to avoid a violation and/or adverse tax consequences under Section 409A of the Code. Parent shall cause the Surviving Corporation to pay through the payroll agent of the Company the applicable Vested Option Payments, Vested RSU Payments and Vested PSU Payments to the applicable holders, in each case, subject to Section 3.2(g).

Section 3.4   Lost Certificates. If any Certificate has been lost, stolen or destroyed, then upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Company, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond, in a customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration that the holder has the right to receive pursuant to Section 3.1(b).

Section 3.5   Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock held by a Person (a "**Dissenting Shareholder**") who has not voted in favor of or consented to the approval of this Agreement and the Merger and has complied with all the other provisions of the WBCA concerning dissenters' rights with respect to this Agreement ("**Dissenting Shares**") shall not be converted into the right to receive the Merger Consideration as described in Section 3.1(a). By virtue of the consummation of the Merger, all Dissenting Shares shall be cancelled and shall cease to exist and the holders of such Dissenting Shares shall thereafter be entitled only to such rights with respect to such Dissenting Shares as provided in Chapter 23B.13 of the WBCA; provided that if a Dissenting Shareholder shall have effectively withdrawn, or lost the right to, dissent from the Merger and demand payment for its shares of Company Common Stock, in any case pursuant to the WBCA, its shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, without interest, and such shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt notice of any written demands regarding the exercise of dissenters' rights received by the Company, withdrawals of such demands and any other instruments served on the Company pursuant to Chapter 23B.13 of the WBCA and shall give Parent the opportunity to participate in and direct all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Prior to the Closing, Parent shall not, without the prior written consent of the Company, consent or agree to, or require the Company to make, any payment with respect to any such demands or offer to settle or settle any such demands.

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Section 3.6   Transfers; No Further Ownership Rights. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.4) or Book-Entry Shares are presented to the Surviving Corporation, Parent or Paying Agent for transfer following the Effective Time, they shall be cancelled against delivery of the applicable Merger Consideration as provided for in Section 3.1(b) for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares. Payment of the Merger Consideration in accordance with the terms of this Article III, payment of the Special Dividend and Stub Period Dividend (if declared by the Company) and, if applicable, any unclaimed dividends upon surrender of Certificates, shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

Section 3.7   Payment of Special Dividend and Stub Period Dividend. At the Effective Time, if and only to the extent the Surviving Corporation does not have sufficient cash to make such payments, if any, Parent shall deposit with the Surviving Corporation cash in the amount necessary to pay the aggregate amount of the Special Dividend and the Stub Period Dividend to be paid to the issued and outstanding shares of Company Common Stock, in each case if declared by the Company pursuant to Sections 6.20 or Section 6.1(D), as applicable. Parent shall cause the Surviving Corporation to make payment of the Special Dividend and the Stub Period Dividend with respect to the Company Common Stock as promptly as practicable after the Effective Time, in each case if declared by the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company Disclosure Letter (subject to Section 9.3(b)) or (b) as disclosed in the Company SEC Documents filed or furnished by the Company prior to the date that is at least one (1) Business Day prior to the date of this Agreement (other than any disclosures set forth under the headings "Risk Factors" or "Forward-Looking Statements" or under any similarly titled variations thereof (other than any historical or factual matters disclosed in such sections) to the extent such disclosures are predictive, cautionary or forward-looking in nature) and provided that nothing disclosed in the Company SEC Documents shall be deemed to be a qualification of or modification to the representations and warranties set forth in Section 4.1(a), Section 4.2, Section 4.4, Section 4.19, Section 4.20 or Section 4.23, the Company hereby represents and warrants to Parent as follows:

Section 4.1   Organization and Qualification; Subsidiaries.

(a)   The Company is a corporation duly incorporated and validly existing under the Laws of the State of Washington. The Company has the requisite corporate power and authority to conduct its business as it is now being conducted, except where the failure to be so organized or existing or to be in good standing or to have such power and authority would not,

individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified or licensed to do business and (to the extent applicable) is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and (to the extent applicable) in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Accurate and complete copies of the Company's amended and restated articles of incorporation (the "***Company Charter***") and bylaws, as amended and restated (the "***Company Bylaws***"), as in effect as of the date of this Agreement, are included in the Company SEC Documents that have been filed at least one (1) Business Day prior to the date of this Agreement.

(b)   Each of the Company's Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization. Each of the Company's Subsidiaries has the requisite corporate power and authority to conduct its business as it is now being conducted, except where the failure to be so organized or existing or to be in good standing or to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company's Subsidiaries is duly qualified or licensed to do business and (to the extent applicable) is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and (to the extent applicable) in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.2   Capitalization.

(a)   The authorized capital stock of the Company consists of one billion (1,000,000,000) shares of Company Common Stock. As of the close of business on December 17, 2024 (the "***Specified Date***"), 165,047,106 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights.

(b)   As of the close of business on the Specified Date, (i) the Company had no shares of Company Common Stock reserved for issuance, except for shares of Company Common Stock reserved for issuance pursuant to the Company Stock Plans, shares of Company Common Stock reserved for issuance pursuant to the Company Stock Purchase Plan, and shares of Company Common Stock reserved for issuance pursuant to the Shareholder Rights Agreement and (ii) there were (A) 6,425,307 outstanding Company Options with a weighted average exercise price of $33.18693 per share of Company Common Stock, (B) 7,646,775 shares of Company Common Stock subject to outstanding RSU Awards, (C) 1,483,879 shares of Company Common Stock subject to outstanding PSU Awards (assuming achievement of the applicable performance goals at target level) and (D) 105,102.66 outstanding Stock Units credited to accounts under the Deferred Compensation Plans.

(c)   As of the close of business on the Specified Date, other than as set forth above in Section 4.2(a) and Section 4.2(b), there are no existing and outstanding (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which the Company is a party obligating the Company to issue, transfer or sell any shares of capital stock or other equity interests in the Company or securities convertible into or exchangeable for such shares or equity interests in the Company, (ii) contractual obligations of the Company to repurchase, redeem or otherwise acquire any capital stock of the Company or (iii) stockholder agreements, voting trusts or similar arrangements to which the Company is a party with respect to the voting or transfer of the capital stock of the Company.

(d)   All of the outstanding shares of capital stock or equivalent equity interests of each of the Company's Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company or a wholly owned Subsidiary of the Company and free and clear of all material Liens except for restrictions imposed by applicable securities Laws and Permitted Liens.

(e)   Section 4.2(e) of the Company Disclosure Letter sets forth a true, correct and complete list of all outstanding awards under the Company Stock Plans, as of the Specified Date, and with respect to each such outstanding award: (1) the holder of such award; (2) the number of shares of Company Common Stock underlying the award and the corresponding plan pursuant to which such award was granted and assuming that applicable performance metrics are achieved at both "target" and "maximum" levels; (3) the grant date; (4) the applicable vesting schedule; (5) the exercise price for Company Options; and (6) the expiration date for Company Options. All issued and outstanding Company Options were issued in compliance with applicable Law and each Company Option has been granted with an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of grant of such Company Option and has not otherwise been modified.

Section 4.3   Authority Relative to Agreement.

(a)   The Company has all necessary corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder and, subject to obtaining the Requisite Shareholder Approvals and assuming the accuracy of the representations and warranties in Section 5.13, to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and except for the Requisite Shareholder Approvals and filing of the Articles of Merger with the Secretary, assuming the accuracy of the representations and warranties in Section 5.13, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or

hereafter in effect, affecting creditors' rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the "***Bankruptcy and Equity Exception***").

(b)   The Company Board, acting on the recommendation of the Special Committee, has unanimously (excluding the members of the Company Board who are Parent Parties) (i) approved the execution, delivery and performance of this Agreement, and subject to receiving the Requisite Shareholder Approvals, the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) determined and declared that this Agreement and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (iii) directed that this Agreement be submitted to the shareholders of the Company to be approved and (iv) upon the terms and subject to the conditions of this Agreement, resolved to recommend the approval of this Agreement and the transactions contemplated hereby, including the Merger, by the Company's shareholders in accordance with Section 23B.11A.040 of the WBCA; <u>provided</u> that any change, modification or rescission of such recommendation by the Company Board or the Special Committee in accordance with <u>Section 6.5</u> shall not be a breach of this representation.

Section 4.4   <u>No Conflict; Required Filings and Consents</u>.

(a)   Assuming the accuracy of the representations and warranties contained in <u>Section 5.13</u>, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) subject to obtaining the WBCA Shareholder Approval, violate any provision of the Company Charter or the Company Bylaws, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in <u>Section 4.4(b)</u> have been obtained or made, as applicable, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of, any Company Material Contract, other than, in the case of <u>clauses (ii)</u> and <u>(iii)</u>, any such conflicts, violations, breaches, defaults or rights of termination, acceleration or cancellation as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(b)   No consent, approval, license, permit, Order or authorization (a "***Consent***") of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Proxy Statement

in preliminary and definitive forms, the filing of the Schedule 13E-3, and other filings as may be required under the Securities Act or the Exchange Act, (ii) the filing of the Articles of Merger with the Secretary and, to the extent applicable, the filing of appropriate documents with the relevant authorities of the other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iii) applicable requirements under any applicable international, federal or state securities Laws or "Blue Sky Laws," (iv) such filings as may be required in connection with any Transfer Taxes, (v) filings as may be required under the rules and regulations of NYSE, (vi) such other items required solely by reason of the participation of the Parent Parties in the transactions contemplated by this Agreement, including by reason of the identity of the Parent Parties, or their assets, revenues or turnover in any particular jurisdiction, (vii) compliance with and filings or notifications under the HSR Act or other Antitrust Laws, including the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable of waivers, Consents, waiting periods or agreements required under the HSR Act or any other applicable Antitrust Laws, and (viii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

Section 4.5 Permits; Compliance with Laws.

(a) The Company and its Subsidiaries are in possession of all franchises, grants, registrations, licenses, easements, variances, exceptions, Consents and certificates necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets that are material to the Company and its Subsidiaries, taken as a whole, and to carry on their business as it is being conducted as of the date of this Agreement (the "*Company Permits*"), and all Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension or cancellation of, any of the Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) None of the Company or any of its Subsidiaries is in default or violation of any Law applicable to the Company or any of its Subsidiaries, except for any such defaults or violations as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 30, 2022, none of the Company or its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Governmental Authority of any violation (or any investigation with respect thereto) of any Law by the Company or its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the businesses of each of the Company and each of its Subsidiaries, and their respective officers and directors, and to the Knowledge of the Company, any employees and agents acting on behalf of the Company and its Subsidiaries, in their

capacity as such, are being, and since January 30, 2022, have been, conducted in compliance with the U.S. Foreign Corrupt Practices Act 1977 and other similar applicable anti-bribery Laws in other jurisdictions (collectively, "**Anti-Corruption Laws**") and Anti-Money Laundering Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries (A) have policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws and Anti-Money Laundering Laws, (B) have implemented independent testing to monitor compliance with Anti-Money Laundering Laws, and (C) since January 30, 2022, have complied with the compliance program requirements for dealers in jewels, precious metals, and precious stones under the U.S. Bank Secrecy Act and the regulations implemented pursuant thereto and (ii) there are no internal investigations or, to the Knowledge of the Company, pending governmental or other regulatory investigations or proceedings, in each case, regarding any action or any allegation of any violation of such Anti-Corruption Laws or Anti-Money Laundering Laws.

(d)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the businesses of each of the Company and its Subsidiaries, and their respective officers and directors, and to the Knowledge of the Company, any employees and agents acting on behalf of the Company and its Subsidiaries, in their capacity as such, are being, and since January 30, 2022, have been, conducted in compliance with all applicable economic sanctions, including those administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, or export control laws, including the U.S. Export Administration Regulations and International Traffic in Arms Regulations and import control Laws, including those administered by the U.S. Customs and Border Protection, imposed by any Governmental Authority of a jurisdiction where the Company or its Subsidiaries operate (collectively, "**Trade Controls**").   None of the Company nor any of its Subsidiaries, or their respective officers or directors, nor to the Knowledge of the Company, any employees or agents acting on behalf of the Company or its Subsidiaries, in their capacity as such, (i) are Sanctioned Persons or (ii) since January 30, 2022, have operated in or engaged in any dealings with a Sanctioned Country or Sanctioned Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the Company and each of its Subsidiaries have policies and procedures reasonably designed to ensure compliance with Trade Controls and (B) there are no internal investigations or, to the Knowledge of the Company, pending governmental or other regulatory investigations or proceedings, in each case, regarding any action or any allegation of any violation of the Trade Controls.

Section 4.6   Company SEC Documents; Financial Statements.

(a)   Since January 29, 2023, the Company has filed with or furnished to (as applicable) the SEC all material forms, documents and reports required to be filed or furnished prior to such date by it with the SEC (such documents and any other documents filed or furnished by the Company with or to the SEC since January 29, 2023, as have been supplemented, modified or amended since the time of filing, collectively, the "**Company SEC Documents**"). As of their respective dates, or, if supplemented, modified or amended, as of the date of the last such amendment, supplement or modification, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley

Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended, supplemented or modified as of the date of the last amendment, supplement or modification) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

(b)   The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Subsidiaries of the Company (including in each case all related notes thereto) included in, or incorporated by reference into, the Company SEC Documents (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and its consolidated statements of operations, and consolidated statements of cash flows for the respective periods then ended (except as may be indicated in the notes thereto or, in the case of unaudited interim consolidated financial statements, for normal year-end audit adjustments that were not or will not be material in amount or effect) and (ii) were prepared in conformity with GAAP (as in effect in the United States on the date of such financial statements) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto, except, in the case of unaudited statements, as permitted by SEC rules and regulations).

Section 4.7   Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference in: (a) the proxy statement relating to the adoption by the shareholders of the Company of this Agreement (together with any amendments or supplements thereto, the "***Proxy Statement***"), (b) the Rule 13E-3 transaction statement on Schedule 13E-3 relating to this Agreement (together with any amendments or supplements thereto, the "***Schedule 13E-3***"), or (c) any Other Required Filing, will, at the date the Proxy Statement or Schedule 13E-3 is first mailed to the shareholders of the Company (with respect to the Proxy Statement and Schedule 13E-3), at the time the applicable Other Required Filing is filed with the SEC (with respect to any Other Required Filing), and at the time of the Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with regard to statements made therein based on information supplied by or on behalf of any Parent Party for inclusion therein.

Section 4.8   Disclosure Controls and Procedures. The Company has designed and maintains a system of "disclosure controls and procedures" and "internal control over financial reporting" (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and its consolidated Subsidiaries. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) intended to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that is accumulated and communicated

to the Company's management as appropriate to allow timely decisions regarding required disclosure. To the Knowledge of the Company, the Company has disclosed, based on its most recent evaluation of the Company's internal control over financial reporting prior to the date hereof, to the Company's auditors and the audit committee of the Company Board (a) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect in any material respect the Company's ability to record, process, summarize and report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Section 4.9 <u>Absence of Certain Changes or Events</u>.

(a) From November 3, 2024 to the date of this Agreement, the businesses of the Company and its Subsidiaries, taken as a whole, have been conducted in all material respects in the ordinary course of business consistent with past practice.

(b) From November 3, 2024, there has not been any adverse change, event, effect or circumstance that has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.10 <u>No Undisclosed Liabilities</u>. Except (a) as reflected, disclosed or reserved against in the Company's financial statements (as amended or restated, as applicable) or the notes thereto included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since November 3, 2024, (c) for liabilities or obligations incurred in connection with this Agreement and the transactions contemplated hereby, (d) for liabilities or obligations as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (e) as set forth in <u>Section 4.10</u> of the Company Disclosure Letter, as of the date hereof, the Company and its Subsidiaries do not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or in the notes thereto) of the Company and its consolidated Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any "off balance sheet arrangement" within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.11 <u>Litigation</u>. As of the date hereof, there is no Action pending to which the Company or any of its Subsidiaries is a party, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, that would have a Company Material Adverse Effect, nor is there any Order of any Governmental Authority outstanding against, or to the Knowledge of the Company, investigation pending or threatened in writing by any Governmental Authority involving, the Company or any of its Subsidiaries that would have a Company Material Adverse Effect. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened seeking to prevent, enjoin, modify, materially prevent, delay or challenge

the Merger or any of the other transactions contemplated by this Agreement or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

Section 4.12   Employee Benefit Plans.

(a)   Section 4.12(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of each material "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), whether or not subject to ERISA, and each other material employment, individual consulting, retention, stay bonus, profit-sharing, savings, bonus, commission, stock option, stock appreciation right, stock purchase, restricted stock, restricted stock unit, performance stock unit, phantom equity or other equity or equity-based, incentive, deferred compensation, severance, separation, redundancy, termination, retirement, disability, insurance, vacation, pension, change in control, health, welfare, fringe benefit or other compensation or benefit plan, agreement, policy, program or arrangement, in each case, that is maintained by, contributed to or sponsored by, the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries has any liability (each a "**Company Benefit Plan**"); provided that individualized agreements that are substantially similar to a form agreement that has been made available to Parent shall not be required to be included on such Section 4.12(a) of the Company Disclosure Letter. With respect to each such Company Benefit Plan, the Company has made available to Parent a true and correct copy of, as applicable: (i) all current plan documents for each such Company Benefit Plan that has been reduced to writing and all amendments thereto (or with respect to any such Company Benefit Plan that is not in writing, a written description of the material terms thereof), other than any individualized agreement that is substantially similar to a form agreement that has been made available to Parent; (ii) each current trust, insurance, or other funding agreement relating to each such Company Benefit Plan and any amendments thereto; (iii) the most recent summary plan description of each Company Benefit Plan provided to participants and all summaries of material modifications thereto; (iv) the most recent annual reports (Form 5500) filed with the Internal Revenue Service ("**IRS**") and attached schedules; (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code; (vi) the most recent audited financial statements and actuarial valuation reports; and (vii) any non-routine material correspondence since January 30, 2022 with the IRS, the U.S. Department of Labor or any similar Governmental Authority relating to any such Company Benefit Plan. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries residing or working outside the United States.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan is, and has been established, operated, funded and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, and (ii) there are no Actions (other than for routine claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan or any fiduciary thereof. Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from

the IRS as to its qualified status or has timely filed an application for a favorable determination letter, or may rely upon an opinion letter for a prototype or volume submitter plan.

(c)   Section 4.12(c) of the Company Disclosure Letter lists as of the date hereof each Company Benefit Plan that provides health or life benefits after retirement or other termination of employment, other than (i) as required by Law or (ii) through the end of the month in which an employee terminates employment.

(d)   At no time during the six (6)-year period prior to the date of this Agreement has the Company or any Subsidiary of the Company sponsored, maintained, established, contributed to or had any obligation to contribute or liabilities (contingent or otherwise, including in respect of any ERISA Affiliates of the Company or any Subsidiary of the Company) with respect to (i) a "multiple employer plan" (as defined in Section 4063 or Section 4064 of ERISA), (ii) any plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (iii) any "multiemployer plan" (within the meaning of Section 3(37) or 4001(a)(3) of ERISA).   No Company Benefit Plan is a welfare benefit fund within the meaning of Section 419 of the Code or a "multiple employer welfare arrangement" (as defined in Section 3(40) of ERISA).

(e)   Except as set forth on Section 4.12(e) of the Company Disclosure Letter, neither the execution of this Agreement nor the shareholder or other approval hereof nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) would result in (i) any compensation or benefits becoming due to any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries; (ii) the acceleration of vesting or timing of, or trigger any payment or funding of, any compensation or benefits, to any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries; (iii) any increase to the compensation or benefits otherwise payable under any Company Benefit Plan; (iv) a requirement that the Company transfer or set aside any assets to fund any benefits under any Company Benefit Plan; or (v) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries for any Tax incurred by such individual under Section 409A or Section 4999 of the Code.

(f)   None of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement shall result in any payment or benefit made by the Company or any of its Subsidiaries (other than any payment or benefit pursuant to any agreement or arrangement with Parent or entered into at Parent's direction) to be characterized as an "excess parachute payment" within the meaning of Section 280G of the Code.

Section 4.13   Labor Matters.

(a)   As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any works council or collective bargaining agreement, nor is any such agreement being negotiated. Except as would not, individually or in the aggregate, reasonably be

24

expected to have a Company Material Adverse Effect, there are no labor-related strikes, walkouts or other work stoppages pending or, to the Knowledge of the Company, threatened in writing, and, since January 30, 2022, neither the Company nor any of its Subsidiaries has experienced any such labor-related strike, walkout or other work stoppage. To the Knowledge of the Company, as of the date of this Agreement, there is no pending organizing campaign, and no labor union or works council has made a pending written demand for recognition or certification, in each case, with respect to any employees of the Company or any of its Subsidiaries.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 30, 2022 have been, in compliance with all applicable Laws pertaining to employment and employment practices, including, but not limited to, wages, hours, compensation, employee classification (either as exempt or non-exempt, or as a contractor versus employee), fringe benefits, paid sick leave, employment or termination of employment, leave of absence rights, employment policies, immigration, terms and conditions of employment, labor or employee relations, affirmative action, government contracting obligations, equal employment opportunity and fair employment practices, disability rights or benefits, workers' compensation, unemployment compensation and insurance, health insurance continuation, whistle-blowing, privacy rights, harassment, discrimination, retaliation, and working conditions or employee safety or health.

(c)   Except as set forth in Section 4.13(c) of the Company Disclosure Letter, since January 30, 2022, neither the Company or any of its Subsidiaries has implemented a plant closing, mass layoff or other action which would trigger the notice requirements of the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable Laws (collectively, the "*WARN Act*") and there are no outstanding material liabilities under the WARN Act.

(d)   To the Knowledge of the Company, in the past three (3) years, no material allegation of sexual harassment has been made by or against any officer or director of the Company or any of its Subsidiaries in their capacity as such.

Section 4.14   Intellectual Property Rights.

(a)   Section 4.14(a) of the Company Disclosure Letter sets forth as of the date hereof a list of all (i) patents and registrations of other Intellectual Property Rights, including Internet domain names, owned by the Company or one of its Subsidiaries and (ii) all pending patent applications or applications for registration of other Intellectual Property Rights owned by the Company or one of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries exclusively own, free and clear of all Liens (other than Permitted Liens), or to the Knowledge of the Company, have the right to use in the manner currently used, all patents, trademarks, trade names, copyrights, Internet domain names, service marks, trade dress, trade secrets, software and other intellectual property rights of any jurisdiction throughout the world (the "*Intellectual Property Rights*") that are used in the business of the Company and its Subsidiaries as currently conducted. Except as would not, individually or in the aggregate, reasonably be

expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received, since January 30, 2022, any written charge, complaint, claim, demand, or notice challenging the validity, unencumbered sole ownership or enforceability of any Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries (the "***Company Intellectual Property Rights***").

(b)　　Except as set forth in Section 4.14(b) of the Company Disclosure Letter, all material registered items on Section 4.14(a) of the Company Disclosure Letter are subsisting and unexpired and, to the Knowledge of the Company, valid and enforceable.

(c)　　To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries has not, since January 30, 2022, infringed upon, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, except for any such infringement, misappropriation or other violation as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 30, 2022, none of the Company or any of its Subsidiaries has been party to any Action or received any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation by the Company or any of its Subsidiaries, except for any such infringement, misappropriation or other violation as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, since January 30, 2022, no other Person has infringed, misappropriated or otherwise violated any Company Intellectual Property Rights, except for any such infringement, misappropriation or other violation as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)　　Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 30, 2022, the Company and its Subsidiaries have implemented and maintained commercially reasonable measures with respect to technical, administrative and physical safeguards designed to preserve and protect the confidentiality, availability, security and integrity of (i) the Company IT Assets (and all data stored therein or processed thereby, including Personal Data) and (ii) the trade secrets and other confidential information included in the Company Intellectual Property Rights. Without limiting the foregoing, the Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures. To the Knowledge of the Company, the Company IT Assets and the products and services currently developed, marketed, licensed, sold, performed, distributed or otherwise made available by the Company or any of its Subsidiaries are free of Malicious Code.

(e)　　Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) no proprietary software that is licensed, conveyed, distributed or otherwise made available to other Persons by the Company or its Subsidiaries incorporates, contains, is derived from or otherwise uses or links to any Open Source Software in a manner that requires any proprietary source code of the Company or its Subsidiaries to be licensed or made available to others in such circumstances and (ii) no Person (other than employees or service providers for purposes of providing services to the Company or its

Subsidiaries and subject to reasonable confidentiality provisions) has possession of, or any current or contingent right to access or possess, any proprietary source code of the Company or its Subsidiaries.

(f)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 30, 2022, (i) there have been no Actions pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries alleging a violation of any Privacy Obligations (including related to any fines or other sanctions), (ii) neither the Company nor any of its Subsidiaries has notified or been required to notify any Person or Governmental Authority of any data security breaches, security incidents, or breaches under any Privacy Obligations, (iii) there has been no unauthorized access, unauthorized use, unauthorized acquisition or disclosure, or any loss, interruption or theft, as applicable, of the Company IT Assets or any Personal Data of the Company, its Subsidiaries or its or their customers while such Personal Data was in the possession or control of the Company, its Subsidiaries or third Persons acting on their behalf, and (iv) the Company and its Subsidiaries have complied, and are in compliance, with all Privacy Obligations.

(g)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company IT Assets are sufficient for the conduct of the Company's and its Subsidiaries' business as currently conducted.

Section 4.15   Taxes.

(a)   Except as would not have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have filed all income and other material Tax Returns required to be filed by any of them; (ii) each of such filed Tax Returns (taking into account all amendments thereto) is complete and accurate; and (iii) all material Taxes (whether or not reflected on any Tax Return) have been timely paid in full, except for Taxes being contested in good faith and for which adequate reserves in accordance with GAAP have been provided on the Company's consolidated financial statements.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has received written notice of any audit, examination or other Action from any taxing authority in respect of liabilities for Taxes of the Company or any of its Subsidiaries or asserted Tax deficiencies or assessments of Tax with respect to the Company or its Subsidiaries, which have not been fully paid or settled; (ii) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens; (iii) with respect to any tax years open for audit as of the date hereof, neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, other than as a result of an automatic extension to extend the time for filing any Tax Return in the ordinary course of business; and (iv) neither the Company nor any of its Subsidiaries has received or requested any private letter rulings from the IRS (or any comparable Tax rulings from any other Governmental Authority) that would be applicable after the Closing Date.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have (i) withheld all Taxes required to be withheld by any of them in respect of all payments to employees, officers, managers, directors, independent contractors, stockholders, creditors and any other Persons and (ii) timely remitted all such Taxes withheld to the appropriate Governmental Authorities in accordance with applicable Laws.

(d)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Governmental Authority in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns has made any claim that any of the Company or its Subsidiaries is or may be subject to Tax in that jurisdiction.

(e)   Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, income for any Tax period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date made prior to the Closing, (ii) the use of an incorrect method of accounting prior to the Closing, (iii) any "closing agreement" executed prior to the Closing or any agreement with any taxing authority entered into or any ruling received or requested from any taxing authority on or prior to the Closing, (iv) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code entered into or existing prior to the Closing, (v) any prepaid amount received, or paid, on or prior to the Closing or any deferred revenue accrued or existing on or before the Closing Date, in each case outside the ordinary course of business, (vi) any installment sale or open transaction disposition occurring on or before the Closing Date or (vii) an election pursuant to Section 965(h) of the Code.

(f)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is or has ever been a member of any Tax Group, other than a Tax Group the common parent of which is the Company or one of its Subsidiaries the sole members of which are the Company and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability for Taxes of any other Person (other than the Company or its Subsidiaries) (i) as a result of being or ceasing to be a member of any Tax Group (including any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of other applicable Law) or (ii) by operation of Law, by reason of being a successor or transferee, by contract or otherwise.

(g)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is party to or bound by any contract, agreement, or other arrangement regarding the sharing or allocation of either liability for Taxes or payment of Taxes (excluding commercial agreements entered into with third parties in the ordinary course of business, the principal purpose of which is not related to Taxes).

(h)   Within the last two (2) years, neither the Company nor any of its Subsidiaries has been either a "distributing corporation" or a "controlled corporation" within the respective meanings of such terms under Section 355(a)(1)(A) of the Code in a distribution of stock qualifying under Section 355 of the Code.

(i)   Neither the Company nor any of its Subsidiaries has engaged in any "listed transaction" as defined in Treasury Regulations Section 1.6011-4(b)(2) or Treasury Regulations Section 301.6111-2(b)(2).

(j)   Neither the Company nor any of its Subsidiaries is the beneficiary of any material Tax exemption, Tax holiday or other Tax incentive agreement or order that is reasonably expected to be terminated as a result of the Closing.

Section 4.16   Material Contracts.

(a)   Section 4.16(a) of the Company Disclosure Letter sets forth a list, as of the date hereof, of each Company Material Contract, except for any Contract (including amendment thereto) filed or required to be filed as an exhibit to the Company SEC Documents (all of which shall be deemed to have been made available to Parent). For purposes of this Agreement, "***Company Material Contract***" means any Contract (other than any Company Benefit Plan, or Contract solely between the Company and any of its Subsidiaries or among any of its Subsidiaries) to which the Company or any of its Subsidiaries is a party or their respective properties or assets are bound, except for this Agreement, that:

(i)   constitutes a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries, taken as a whole;

(ii)   is a joint venture, alliance or partnership agreement that is material to the operation of the Company and its Subsidiaries, taken as whole;

(iii)   is a loan, guarantee of indebtedness or credit agreement, note, mortgage, security agreement, pledge, indenture or other agreement evidencing borrowed money in excess of $25,000,000 (other than trade payables arising in the ordinary course of business and those between or among the Company and any of its Subsidiaries);

(iv)   is a Contract entered into outside the ordinary course of business that involves future expenditures, commitments or receipts by the Company or any of its Subsidiaries in excess of $15,000,000 individually or $30,000,000 in the aggregate, in each case in any one (1)-year period that cannot be terminated on less than ninety (90) days' notice without material payment or penalty;

(v)   involves the acquisition from another Person or disposition to another Person, directly or indirectly, of any business or assets (including by merger,

consolidation or acquisition, or disposition of stock or assets) for aggregate consideration under such Contract in excess of $15,000,000;

(vi)   is with any vendor or supplier of the Company or any of its Subsidiaries who, in the fiscal year ended February 3, 2024, was one of the twenty (20) largest vendors or suppliers based on revenue received from goods sold by the Company and its Subsidiaries from such vendor or supplier;

(vii)   is with any service provider of the Company or any of its Subsidiaries who, in the fiscal year ended February 3, 2024, was one of the twenty (20) largest sources of payment obligations of the Company and its Subsidiaries, based on amounts paid or payable (but excluding payments made to such service providers for pass-through payments and expenses);

(viii)   is a Contract relating to Intellectual Property Rights or Company IT Assets, in each case, other than (x) merchandising, promotional and brand licenses entered into in the ordinary course of business, (y) non-exclusive licenses to Company Intellectual Property Rights granted to service providers in the ordinary course of business and (z) non-exclusive licenses to commercially available software or IT Assets with annual or aggregate fees of less than $5,000,000;

(ix)   is a Real Property Lease relating to the Leased Real Property that is (A) a distribution center or warehouse or (B) one of the twenty (20) retail stores with the highest net sales during the fiscal year ended February 3, 2024;

(x)   except as would not be material to the Company and its Subsidiaries, taken as a whole, or can be terminated on less than ninety (90) days' notice without material payment or penalty, is a Contract that prohibits the Company or any of its Subsidiaries from (A) engaging or competing in any material line of business, in any geographical location or with any Person or (B) selling any products or services of or to any other Person in any geographic region;

(xi)   except as would not be material to the Company and its Subsidiaries, taken as a whole, or can be terminated on less than ninety (90) days' notice without material payment or penalty, is a Contract that (A) grants "most favored nation" status or is a "requirements" Contract or (B) provides for the purchase of goods or services exclusively from any Third Party;

(xii)   is a settlement or similar Contract with respect to any Action involving payments by the Company or its Subsidiaries after the Closing in excess of $25,000,000 in the aggregate or any injunctive or similar equitable obligations that impose material restrictions on the Company or any of its Subsidiaries; or

(xiii)   except for compensation, indemnification, employment or other arms-length ordinary course of business arrangements, is a Contract between the Company

or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company's Form 10-K or proxy statement pertaining to an annual meeting of shareholders.

(b)   To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in breach of or default under the terms of any Company Material Contract, except where such breach or default would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would, individually or the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary and, to the Knowledge of the Company, the other parties thereto, except such as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, subject to the Bankruptcy and Equity Exception.

Section 4.17   Real and Personal Property.

(a)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, the Company or its Subsidiaries have (i) good and valid marketable fee simple title to all Owned Real Property and (ii) a valid leasehold estate in or right to use all Leased Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, (i) each of the leases and subleases of the Leased Real Property (the "***Real Property Leases***") is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, the other parties thereto, is in full force and effect and, subject to the Bankruptcy and Equity Exception, enforceable in accordance with its terms, (ii) neither the Company nor any Subsidiary has received or delivered written notice of any breach or default under any Real Property Lease, (iii) no event has occurred that with notice or lapse of time, or both, would constitute a breach or default by the Company, any Subsidiary or any other party under any Real Property Lease, and (iv) there is no pending or threatened (in writing) condemnation or eminent domain proceeding affecting any Real Property.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries has good title to, or a valid leasehold interest in, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement, free and clear of all Liens other than Permitted Liens.

Section 4.18   Environmental Matters.

(a)   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)   the Company and each of its Subsidiaries are, and since January 30, 2022, have been, in compliance with all applicable Environmental Laws (including possessing and complying with all material Environmental Permits required for the conduct of their operations and businesses as currently conducted);

(ii)   there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and since January 30, 2022, none of the Company or any of its Subsidiaries has received any written notice, in either case, alleging that the Company or such Subsidiary is in violation of, or liable under, any Environmental Law and which notice or Action remains unresolved; and

(iii)   to the Knowledge of the Company, there has been no Release of any Hazardous Substances (including by the Company or any of its Subsidiaries at, on or under the Owned Real Property or Leased Real Property) that has resulted or could reasonably be expected to result in liability under Environmental Laws on the part of the Company or any of its Subsidiaries.

Notwithstanding any other representation or warranty contained in this Article IV, the representations and warranties set forth in Section 4.18 are the Company's sole and exclusive representations and warranties regarding environmental matters, Environmental Laws, Environmental Permits and Hazardous Substances.

Section 4.19   Vote Required.   Assuming the accuracy of the representations and warranties in Section 5.13, the only vote required under applicable Law, the Company Charter or the Company Bylaws of the holders of any class or series of capital stock or other equity securities of the Company to approve this Agreement and the transactions contemplated hereby (including the Merger) is the affirmative vote of the holders of shares of Company Common Stock representing two-thirds of the outstanding shares of the Company Common Stock entitled to vote thereon at the Shareholders' Meeting (the "*WBCA Shareholder Approval*").   In addition, the approval of this Agreement and the transactions contemplated hereby (including the Merger) shall be subject to the approval by the affirmative vote of holders of shares of Company Common Stock representing a majority of the outstanding shares of the Company Common Stock entitled to vote thereon at the Shareholders' Meeting other than shares owned, directly or indirectly, by any of the Parent Parties or by any director or officer (within the meaning of Rule 16a-1(f) of the Exchange Act) of the Company (together with the WBCA Shareholder Approval, the "*Requisite Shareholder Approvals*").

Section 4.20   Brokers.   Except for Morgan Stanley & Co. LLC and Centerview Partners LLC pursuant to the Advisor Engagement Letters, no broker, finder, investment banker or financial advisor is entitled to any investment banking, brokerage, finder's or similar fee or

commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has, prior to the execution and delivery of this Agreement, made available to Parent true, correct and complete copies of the Company's engagement letters with Morgan Stanley & Co. LLC and Centerview Partners LLC relating to the transactions contemplated by this Agreement as in effect on the date of this Agreement (the "***Advisor Engagement Letters***").

Section 4.21   Opinion of Financial Advisors. The Special Committee has received the opinions, dated as of the date hereof, of Morgan Stanley & Co. LLC and Centerview Partners LLC that, as of the date hereof and subject to the limitations, qualifications and assumptions set forth in such opinions, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than excluded shares (as defined in such opinions)). A true and complete signed copy of each such opinion will be delivered to Parent after the date hereof solely for informational purposes and on a non-reliance basis following receipt thereof by the Special Committee.

Section 4.22   Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) each material insurance policy held or maintained by the Company and its Subsidiaries (other than any insurance policy held in connection with a Company Benefit Plan) (each an "***Insurance Policy***" and collectively, the "***Insurance Policies***") is in full force and effect and all premiums due thereon have been paid in full, (b) neither the Company nor any of its Subsidiaries has received a written notice of cancellation from the insurer(s) of any such Insurance Policy, (c) to the Knowledge of the Company, the Company and its Subsidiaries are in compliance with all conditions contained in the Insurance Policies, (d) there are no material claims pending under any of such Insurance Policies as to which coverage has been denied or disputed by the insurers of such policies or in respect of which such insurers have reserved their rights, other than those reservations of rights issued in the ordinary course of business and (e) to the Knowledge of the Company, all claims under which coverage under any such Insurance Policy is available have been appropriately tendered to the applicable insurers.

Section 4.23   Takeover Statutes. Assuming the accuracy of the representations and warranties in Section 5.13, (a) the Company Board has taken all necessary action such that the restrictions imposed on significant business transactions by Chapter 23B.19 of the WBCA are inapplicable to this Agreement and the Merger, and (b) no other "control share acquisition," "fair price," "moratorium," "business combination" or other anti-takeover Law (collectively, "***Takeover Laws***") is applicable to this Agreement, the Merger or any other transaction contemplated by this Agreement. The Shareholder Rights Agreement is inapplicable to the Merger.

Section 4.24   No Other Representations or Warranties.

(a)   Except for the representations and warranties expressly set forth in this Article IV, neither the Company nor any other Person on behalf of the Company makes, or has made (and the Company, on behalf of itself, each of the Company's Subsidiaries and their

respective Affiliates and Representatives, hereby disclaims), any express or implied representation or warranty with respect to the Company or any of the Company's Subsidiaries or with respect to the accuracy or completeness of any information provided, or made available, to the Parent Parties or their Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement. None of the Company, any of the Company's Subsidiaries or any other Person makes (and the Company, on behalf of itself, each of the Company's Subsidiaries, and their respective Affiliates and Representatives, hereby disclaims) any express or implied representation or warranty (including as to completeness or accuracy) to the Parent Parties or their Representatives with respect to, and none of the Company, the Company's Subsidiaries or any other Person shall be subject to, any liability to the Parent Parties or their Representatives or any other Person resulting from, the Company, the Company's Subsidiaries or their respective Affiliates or Representatives providing or making available to the Parent Parties or their Representatives, or resulting from the omission of, any estimate, projection, prediction, forecast, data, financial information, memorandum, presentation or any other materials or information, including any materials or information made available to the Parent Parties or their Representatives in connection with presentations by the Company's management or information made available on any electronic data room for "Project Norse" and maintained by the Company for purposes of the Merger and the other transactions contemplated by this Agreement, including the electronic data room hosted by Datasite under the title Norse (collectively, the "***VDR***").

(b)   Except for the representations and warranties contained in Article V, the Company acknowledges and agrees that (i) none of Parent or Acquisition Sub or any other Person on behalf of Parent or Acquisition Sub makes, or has made, any express or implied representation or warranty with respect to Parent or Acquisition Sub, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and the Company is not relying on any representation, warranty or other information of any Person except for those expressly set forth herein or in the other Transaction Documents, and (ii) no Person has been authorized by Parent or Acquisition Sub on behalf of Parent or Acquisition Sub to make any representation or warranty relating to Parent or Acquisition Sub or their respective business or otherwise in connection with this Agreement and the Merger, and, if made, such representation or warranty shall not be relied upon by the Company as having been authorized by either such entity.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as disclosed in the Parent Disclosure Letter (subject to Section 9.3(b)), Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.1   Organization and Qualification. Each of Parent and Acquisition Sub is a corporation, partnership or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization

and has the requisite corporate or other legal entity power and authority to conduct its business as it is now being conducted, except where the failure to be so organized or existing or to be in good standing or to have such power and authority as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Acquisition Sub is duly qualified or licensed to do business and (to the extent applicable) is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and (to the extent applicable) in good standing as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation and bylaws of Parent and Acquisition Sub, as in effect on the date of this Agreement, and neither Parent nor Acquisition Sub is in violation of any provision of such documents applicable to it.

Section 5.2   Authority Relative to Agreement.

(a)   Each of Parent and Acquisition Sub has all necessary entity power and authority to execute and deliver this Agreement and perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement by Parent and Acquisition Sub, and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary entity action by Parent and Acquisition Sub, and no other legal entity action on the part of Parent and Acquisition Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Acquisition Sub and, assuming due authorization, execution and delivery of this Agreement by the other party hereto, constitutes a legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)   The board or directors of Parent has unanimously approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, in each case, by resolutions duly adopted, which resolutions have not been subsequently rescinded, withdrawn or modified in a manner adverse to the Company. No vote of, or consent by, the holders of any class or series of capital stock of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, or otherwise required by the certificate of incorporation or bylaws of Parent, applicable Law (including any shareholder approval provisions under the rules of any applicable securities exchange) or any Governmental Authority.

(c)   The board of directors of Acquisition Sub has unanimously (i) determined and declared that this Agreement and the consummation by Acquisition Sub of the transactions contemplated by this Agreement, including the Merger, are in the best interests of Acquisition Sub and its sole shareholder, (ii) approved and declared advisable the execution, delivery and

performance of this Agreement and the consummation by Acquisition Sub of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that this Agreement be submitted to the shareholder of Acquisition Sub to be approved and (iv) upon the terms and subject to the conditions of this Agreement, resolved to recommend approval of this Agreement by the shareholder of Acquisition Sub in accordance with Section 23B.11A.040 of the WBCA.

Section 5.3 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the transactions contemplated hereby will (i) violate any provision of Parent's, Acquisition Sub's or any of their respective Subsidiaries' certificate of incorporation or bylaws (or equivalent organizational documents), (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 5.3(b) have been obtained or made, as applicable, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to Parent or any of its Subsidiaries (including Acquisition Sub) or by which any property or asset of Parent or any of its Subsidiaries (including Acquisition Sub) is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of, any Contract to which Parent or any of its Subsidiaries (including Acquisition Sub) is a party, or by which any of their respective properties or assets is bound, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults or rights of termination, acceleration or cancellation as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries (including Acquisition Sub) in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Proxy Statement in preliminary and definitive forms, the filing of the Schedule 13E-3, and the applicable requirements of and filings with the SEC under the Exchange Act, (ii) the filing of the Articles of Merger with the Secretary, (iii) applicable requirements under any applicable international, federal or state securities Laws or "Blue Sky Laws," (iv) such filings as may be required in connection with any Transfer Taxes, (v) filings as may be required under the rules and regulations of the NYSE, (vi) compliance with and filings or notifications under the HSR Act or other Antitrust Laws, including the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, Consents, waiting periods or agreements required under the HSR Act or any other applicable Antitrust Laws, and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4   Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, nor is there any Order of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, there is no Action pending or, to the Knowledge of Parent, threatened seeking to prevent, enjoin, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 5.5   Absence of Certain Agreements. Except for the Rollover and Support Agreements, the Financing Commitments, and agreements, arrangements and understandings solely among the Parent Parties, no Parent Party has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written) with any shareholders, officers, directors, employees or Affiliates of the Company or its Subsidiaries (a) relating to (i) this Agreement or the Merger or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; (b) pursuant to which any shareholder of the Company (i) would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (ii) agrees to vote to approve this Agreement or the Merger or (iii) agrees to vote against any Superior Proposal; or (c) pursuant to which any Third Party has agreed to provide, directly or indirectly, equity capital to Parent, Acquisition Sub, other Parent Parties or the Company to finance in whole or in part the Merger.

Section 5.6   Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent Parties expressly for inclusion or incorporation by reference in the Proxy Statement, Schedule 13E-3 or Other Required Filing will, at the date the Proxy Statement and Schedule 13E-3 are first mailed to the shareholders of the Company (with respect to the Proxy Statement and Schedule 13E-3), the time that any Other Required Filing is filed with the SEC (with respect to any such Other Required Filing), and at the time of the Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Acquisition Sub with regard to statements made therein based on information supplied by or on behalf of the Company (or any of its Affiliates) for inclusion therein.

Section 5.7   Financing; Sufficient Funds.

(a)   Parent has delivered to the Company (i) a true, correct and complete copy of an executed debt commitment letter, dated as of the date hereof, from the Debt Financing Sources party thereto to Parent, together with true, correct and complete copies of any related executed fee letters (provided that, solely with respect to any such fee letters, the economic, financial or "flex" terms (none of which affects availability, timing, conditionality, enforceability, termination or aggregate principal amount of such financing) may be redacted in a customary

manner from such true, correct and complete copies) (collectively, including all exhibits, schedules, amendments, supplements, modifications and annexes thereto, the "***Debt Commitment Letter***" and together with the Equity Commitment Letter and the Rollover and Support Agreements, the "***Financing Commitments***"), pursuant to which, and subject to the terms and conditions thereof, the Debt Financing Sources party thereto have committed to lend to Parent the aggregate amount of debt financing set forth therein on the terms and conditions set forth therein (together with any alternative debt financing arranged pursuant to Section 6.11(d), the "***Debt Financing***" and together with the Equity Financing, the "***Financing***") and (ii) a true, correct and complete copy of the executed Equity Commitment Letter. The Equity Commitment Letter expressly provides and will continue to expressly provide that the Company is a third-party beneficiary thereof.

(b) As of the date hereof, the Financing Commitments are in full force and effect and have not been restated, modified, amended or supplemented in any respect or waived and no such restatement, modification, amendment, supplement or waiver is contemplated, and the respective obligations and commitments contained in the Financing Commitments have not been withdrawn, reduced, rescinded, amended, restated, otherwise modified or repudiated in any respect or terminated and no such withdrawal, reduction, rescission, amendment, restatement, other modification, repudiation or termination is contemplated. The Equity Commitment Letter and the Rollover and Support Agreements, in the forms so delivered, constitute legal, valid and binding obligations of each of the Parent Parties that are party thereto and are enforceable in accordance with their respective terms against each of the Parent Parties that are party thereto, subject to the Bankruptcy and Equity Exception. The Debt Commitment Letter, in the form so delivered, constitutes legal, valid and binding obligations of Parent and Acquisition Sub, as applicable, and (to the Knowledge of Parent and Acquisition Sub) the Debt Financing Sources party thereto and is enforceable in accordance with its terms against Parent and Acquisition Sub and (to the Knowledge of Parent and Acquisition Sub) against each of the Debt Financing Sources party thereto, subject to the Bankruptcy and Equity Exception. There are no engagement letters, side letters or other agreements, arrangements or understandings (in each case, whether oral or written) to which any Parent Party is a party relating to the Financing or the Rollover that could reasonably be expected to affect the conditionality, amount, availability, enforceability or termination of the Financing or the consummation of the Financing or the Rollover. As of the date hereof, neither Parent nor Acquisition Sub, nor (with respect to the Debt Financing, to the Knowledge of Parent and Acquisition Sub) any other party to any of the Financing Commitments, is in default in the performance, observation or fulfillment of any obligation, covenant or condition contained in any Financing Commitment, and no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a default under or breach on the part of Parent or Acquisition Sub, or (with respect to the Debt Financing, to the Knowledge of Parent and Acquisition Sub) on the part of any other party, under the Financing Commitments, or (B) constitute or result in a failure by Parent or Acquisition Sub or (with respect to the Debt Financing, to the Knowledge of Parent and Acquisition Sub) any other party to the Financing Commitments to satisfy, or any delay in satisfaction of, any condition or other contingency to the full funding of the Financing or the consummation of the Rollover, as applicable, under the Financing Commitments. Assuming

satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.2, and the compliance in all material respects by the Company with its obligations under Section 6.12, neither Parent nor Acquisition Sub has reason to believe (both before and after giving effect to any flex provisions contained in the Debt Commitment Letter) that it or the other parties thereto will be unable to satisfy on a timely basis, and in any event, not later than the Closing, any term or condition of the Financing Commitments required to be satisfied by it or such other parties or that the full amounts committed pursuant to the Financing Commitments will not be established or made available, as applicable, on the Closing Date or the total number of Rollover Shares will not be contributed on the Closing Date if the terms or conditions to be satisfied by it contained in the applicable Financing Commitments are satisfied. Parent and Acquisition Sub have fully paid any and all commitment fees or other fees or deposits required by the Financing Commitments or the Financing, in each case, to be paid on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing. The aggregate proceeds from the Financing (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of "flex" (including any original issue discount flex)) when funded in accordance with the Financing Commitments, together with Company Cash on Hand not exceeding the Company Cash Amount, are sufficient and available to fund all of the amounts required to be provided by Parent or Acquisition Sub for the consummation of the transactions contemplated hereby, fund the payment of the Aggregate Merger Consideration, the Special Dividend Payment, the Debt Payoff Amount and all amounts payable pursuant to Section 3.3, and fund the payment of all associated costs and Expenses of the Merger (including any fees (including original issue discount), premiums and expenses related to the transactions contemplated hereby, including the Financing) (collectively, the "*Funding Obligations*" and such sufficient proceeds, the "*Funds*"). There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full net proceeds (or any portion) of the Financing or the consummation of the Rollover at or prior to the Closing, other than as expressly set forth in the Financing Commitments as in effect on the date hereof. Notwithstanding anything contained in this Agreement to the contrary, but subject to the limitations on the Company's ability to seek an injunction, specific performance or other equitable remedies to enforce Parent's and Acquisition Sub's obligations to consummate the Merger and to enforce Liverpool's obligation to provide the Equity Financing set forth in Section 9.12(a), Parent and Acquisition Sub acknowledge and agree that their respective obligations hereunder are not conditioned in any manner whatsoever upon obtaining the Funds to satisfy the Funding Obligations, including the availability of any amount of Company Cash on Hand, or consummating the Financing or the Rollover.

(c)   Neither Parent nor any of its Subsidiaries (including Acquisition Sub) has any indebtedness for borrowed money outstanding as of the date hereof.

(d)   Prior to the execution and delivery of this Agreement, Parent has made available to the Company true, correct and complete copies of all written communications and materials provided to any of the Rating Agencies by the Parent Parties or their Representatives relating to the Company, its Subsidiaries, or the transactions contemplated by this Agreement prior to the date hereof. All material oral communications made by the Parent Parties or their Representatives to any of the Rating Agencies relating to the Company, its Subsidiaries, or the transactions contemplated by this Agreement prior to the date hereof are consistent with the written

communications and materials described in the first sentence of this Section 5.7(d) and any written materials from the Rating Agencies relating to the transactions contemplated by this Agreement made available to the Company prior to the date hereof.

Section 5.8   Guaranties. Concurrently with the execution of this Agreement, Parent and Acquisition Sub have delivered to the Company the duly executed Guaranties of the Guarantors, dated as of the date hereof. Each of the Guaranties has been duly and validly executed and delivered by the applicable Guarantor and is in full force and effect and is a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms (subject to the Bankruptcy and Equity Exception), and no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be likely to constitute or result in a default under or breach on the part of any Guarantor of the applicable Guaranty.

Section 5.9   Capitalization.   All of the issued and outstanding share capital of Acquisition Sub is, and at the Effective Time will be, owned by Parent. Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and other transactions contemplated by this Agreement. All of the issued and outstanding share capital of Parent is, and except as a result of the transactions contemplated by the Equity Commitment Letter and the Rollover and Support Agreements, through the Effective Time will be owned by the Persons set forth on Section 5.9 of the Parent Disclosure Letter.

Section 5.10   Investment Intention. Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation will not be registered under the Securities Act or any Blue Sky Laws and cannot be sold unless subsequently registered under the Securities Act, any applicable Blue Sky Laws or pursuant to an exemption from any such registration.

Section 5.11   Brokers. Except for Moelis & Company LLC and J.P. Morgan Securities LLC, no broker, finder, investment banker, consultant or intermediary is entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Parent Parties.

Section 5.12   Solvency. None of Parent, Acquisition Sub or the other Parent Parties is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of Parent, Acquisition Sub, the other Parent Parties or any of their respective Subsidiaries (which, for purposes of this Section 5.12, shall include the Company and its Subsidiaries). Each of Parent and Acquisition Sub is Solvent as of the date hereof, and assuming that (a) the conditions to the obligations of Parent to consummate

the Merger set forth in Article VII have been satisfied or waived, (b) the accuracy in all material respects as of the date hereof and as of the Closing of the representations and warranties of the Company set forth in Article IV hereof, and (c) any repayment or refinancing of indebtedness pursuant to Section 6.19, each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including the Financing, and the Funding Obligations, be Solvent at and immediately after the Effective Time. As used in this Section 5.12, the term "*Solvent*" means, with respect to a particular date, that on such date, (a) Parent and Acquisition Sub, and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries, are able to pay their respective indebtedness and other liabilities, contingent or otherwise, as the indebtedness and other liabilities become due in the ordinary course of business, (b) the present fair saleable value of Parent's and Acquisition Sub's total assets exceed the value of their total liabilities, including a reasonable estimate of the amount of all contingent and other liabilities of each of Parent and Acquisition Sub and, after the Merger, each of Parent and the Surviving Corporation and its Subsidiaries and (c) each of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 5.12, (i) the amount of any "contingent and other liabilities" at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability, (ii) "present fair and saleable value" means the aggregate amount of net consideration (giving effect to reasonable and customary costs of sale or taxes, where the probable amount of any such taxes is reasonably identifiable) that could be expected to be realized from an interested purchaser by a seller, in an arm's length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued, in its present form and character, and with reasonable promptness, (iii) "indebtedness" means any liability on a claim and (iv) "claim" means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (B) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 5.13   Share Ownership.   Except for any Person who became an "acquiring person" (as defined in Section 23B.19.020 of the WBCA) prior to the date that is five (5) years before the date hereof, no Parent Party (or any "affiliate" or "associate" thereof, as such terms are defined in Section 23B.19.020 of the WBCA), nor any partnership, syndicate, or other group acting for the purpose of acquiring, holding, or dispersing of any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company that included one or more Parent Parties became an "acquiring person" before the approval by a majority of the members of the Company Board of such Person's "share acquisition time" (as defined in Section 23B.19.020 of the WBCA). Except as set forth on Section 5.13 of the Parent Disclosure Letter, none of the Parent Parties beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and

regulations promulgated thereunder), as of the date of this Agreement, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company, or is a party as of the date of this Agreement, or will at any time prior to the Closing Date become a party to any agreement, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company.

Section 5.14   <u>Acknowledgment of Disclaimer of Other Representations and Warranties</u>.

(a)   Each of Parent and Acquisition Sub acknowledges that the Parent Parties (i) have received full and complete access to (A) such books and records, facilities, properties, premises, equipment, Contracts and other properties and assets of the Company and its Subsidiaries which they and their Representatives and such Affiliates have desired or requested to see or review and (B) the VDR, (ii) have had full opportunity to meet with the officers and employees of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries and (iii) have had an adequate opportunity to make such legal, factual and other inquiries and investigation as they deem necessary, desirable or appropriate with respect to the Company and each of its Subsidiaries.

(b)   Except for the representations and warranties expressly set forth in this <u>Article V</u> and the other Transaction Documents, neither Parent nor Acquisition Sub nor any other Person on behalf of Parent or Acquisition Sub makes (and Parent, on behalf of itself, the other Parent Parties, and their respective Representatives, hereby disclaims) any express or implied representation or warranty with respect to Parent, Acquisition Sub, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement, the Merger or the other transactions contemplated hereby, including as to the accuracy or completeness of any information.

(c)   Except for the representations and warranties expressly set forth in <u>Article IV</u>, each of the Parent Parties acknowledges and agrees that (i) none of the Company, the Company's Subsidiaries or any other Person on behalf of the Company or any of the Company's Subsidiaries makes, or has made, any express or implied representation or warranty with respect to the Company or any of the Company's Subsidiaries or with respect to the accuracy or completeness of any information provided, or made available, to the Parent Parties or their Representatives, including with respect to the Company and its Subsidiaries respective businesses, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, and the Parent Parties and their Representatives are not relying on, and waive any claim based on reliance on, any representation, warranty or other information of the Company or any Person except for those expressly set forth in <u>Article IV</u>, and (ii) no Person has been authorized by the Company, the Company's Subsidiaries or any other Person on behalf of the Company to make any representation or warranty relating to the Company, its Subsidiaries or their respective businesses or otherwise in connection with this Agreement, the Merger or the other transactions

contemplated hereby, and if made, such representation or warranty shall not be relied upon by the Parent Parties as having been authorized by such entity. Without limiting the generality of the foregoing, the Parent Parties acknowledge and agree that none of the Company, any of the Company's Subsidiaries or any other Person has made a representation or warranty (including as to accuracy or completeness) to the Parent Parties with respect to, and none of the Company, any of the Company's Subsidiaries or any other Person shall be subject to any liability to the Parent Parties or any other Person resulting from, the Company or any of the Company's Subsidiaries or their respective Representatives or Affiliates providing, or making available, to the Parent Parties or their respective Representatives, or resulting from the omission of, any estimate, projection, prediction, forecast, data, financial information, memorandum, presentation or any other materials or information, including any materials or information made available to the Parent Parties or their respective Representatives in connection with presentations by the Company's management or in the VDR. Parent and Acquisition Sub acknowledge that there are uncertainties inherent in attempting to make estimates, projections, budgets, pipeline reports and other forecasts and plans, that they are familiar with such uncertainties and that each of Parent and Acquisition Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, budgets, pipeline reports and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections, budgets, pipeline reports and other forecasts and plans. Each of the Parent Parties acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition (financial or otherwise), operations, assets and business of the Company and its Subsidiaries and, in making its determination to proceed with the Merger and the other transactions contemplated by this Agreement, each of the Parent Parties has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article IV and has not relied, directly or indirectly, on any materials or information made available to the Parent Parties or their Representatives by or on behalf of the Company.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1   Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the "***Pre-Closing Period***"), except as (a) may be required by Law, any Governmental Authority or the rules or regulations of the NYSE, (b) the Company determines, in its reasonable discretion, may be necessary in accordance with any Pandemic Measures or otherwise in response to a Pandemic, (c) may be consented to in writing (email being sufficient) by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (d) may be required or contemplated pursuant to this Agreement or (e) set forth in Section 6.1 of the Company Disclosure Letter, (i) the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its operations in all material respects in the ordinary course of business, and to the extent consistent therewith, the Company shall use its commercially reasonable efforts to preserve intact its business in all material respects; and (ii) the Company shall not, and shall not permit any of its Subsidiaries to:

(A) amend (1) the Company Charter or the Company Bylaws or (2) the equivalent organizational or governing documents of any of its Subsidiaries in any way that would reasonably be expected to be adverse to Parent;

(B) adjust, split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests of the Company (other than repurchases or retention of shares of the Company Common Stock in connection with the exercise, vesting or settlement of Company Options, RSU Awards and PSU Awards or as required by the Shareholder Rights Agreement) or any of the Company's Subsidiaries;

(C) issue, reissue, sell, pledge, dispose, encumber or grant any shares of capital stock or other equity interests in the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or equity interests of the Company or any of its Subsidiaries, other than (1) transactions between or among the Company and its direct or indirect wholly-owned Subsidiaries that do not involve or require the issuance of any shares of capital stock in the Company or its Subsidiaries, (2) the crediting of Stock Units to participant accounts under the Deferred Compensation Plans in the ordinary course of business and consistent with past practice, (3) the issuance of shares of Company Common Stock upon the exercise of Company Options or under the Company Stock Purchase Plan, the vesting of RSU Awards or PSU Awards and the settlement of Stock Units, in each case outstanding as of the date hereof or otherwise permitted to be granted hereunder, (4) the issuance of securities by a Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company, (5) encumbrances or pledges of shares of capital stock or other equity interests of the Company or any of its direct or indirect wholly-owned Subsidiaries to the extent constituting Permitted Liens or (6) as required by the Shareholder Rights Agreement;

(D) other than (x) quarterly cash dividends made in the ordinary course of business in an amount not greater than $0.19 per share, (y) a "stub period" cash dividend (the "**Stub Period Dividend**") contingent upon the occurrence of the Closing and payable to shareholders of record as of a date that is no later than one trading day prior to Effective Time equal to the product of (1) the number of days from the record date for payment of the last quarterly dividend paid by the Company prior to the Effective Time through and including immediately prior to the Effective Time and (2) a daily dividend rate determined by dividing the amount of the last quarterly dividend prior to the Effective Time by ninety-one (91) and (z) the Special Dividend (provided, that the Company is not required to declare such

dividends, and if declared, the record date of any such cash dividends shall be prior to the Rollover), declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of the Company, whether payable in cash, stock, property or a combination thereof;

(E)   except as required by applicable Law or under the terms of a Company Benefit Plan in effect on the date of this Agreement, (1) increase or commit to increase the compensation or benefits of any Person who is employed by or provides services to the Company or any of its Subsidiaries as, or in a more senior position to, Vice President (a "*Senior Employee*"); (2) enter into, establish, adopt, amend or terminate any Company Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement; (3) grant to any Senior Employee any (x) severance, termination or retention payments or benefits, (y) payments or benefits triggered by a change in control or by the consummation of the transactions contemplated by this Agreement or (z) bonuses, long-term cash awards, or equity, equity-based or incentive compensation; (4) take any action to accelerate the time of vesting or payment or lapsing of restrictions, or fund or in any way secure the payment of, compensation or benefits under any Company Benefit Plan, including any equity or equity-based awards; (5) hire, engage or terminate (other than for cause) any Person who is employed by or provides services to the Company or any of its Subsidiaries as, or in a more senior position to, Senior Vice President or as an individual service provider of the Company or any of its Subsidiaries in a substantially equivalent role to a Senior Vice President or more senior position; (6) grant any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries any right to reimbursement, indemnification or payment for any Taxes, including any Taxes incurred under Section 409A or 4999 of the Code; or (7) enter into any collective bargaining agreement or similar labor agreement or voluntarily recognize any labor union, works council, or other labor organization;

(F)   acquire (including by merger, consolidation or acquisition of stock or assets), except in respect of any merger, consolidation, business combination between or among the Company and its direct or indirect wholly-owned Subsidiaries or between or among the Company's direct or indirect wholly-owned Subsidiaries, any material equity interest in or business of any Person, except with respect to acquisitions (1) in the ordinary course of business consistent with past practice, (2) pursuant to agreements in effect prior to the execution of this Agreement or (3) with a purchase price not exceeding $10,000,000 individually or $30,000,000 in the aggregate (excluding any earn-out or similar contingent, deferred or fixed payment obligations in connection with any such acquisition);

(G)   sell, lease, license, transfer, assign, abandon, sublease, mortgage, pledge or otherwise encumber or dispose of any assets or rights (including Intellectual Property Rights) of the Company or its Subsidiaries, except (1) assets and rights that are not material to the Company and its Subsidiaries, taken as a whole, (2) (x) sales, transfers or other disposals of Company products, services, inventory, or fixtures and (y) grants of non-exclusive licenses (including merchandising, promotional and brand licenses and Intellectual Property Rights), in each case in the ordinary course of business, (3) any mortgages, pledges or encumbrances as required under the loan documents governing the Existing Credit Agreement, (4) pursuant to Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof, (5) sales or dispositions made in connection with any transaction between or among the Company and any of its direct or indirect wholly-owned Subsidiaries or between or among any of its direct or indirect wholly-owned Subsidiaries, (6) sales or disposals of any marketable securities, any similar securities, and any other investments in order to permit the net proceeds to be used to satisfy the Company Cash Amount; (7) for properties or assets not currently used in the business of the Company or any of its Subsidiaries; (8) statutory expirations of registered Intellectual Property Rights, (9) Permitted Liens or (10) the Notes Security Grant;

(H)   incur any indebtedness for borrowed money (including issue any debt securities, assume or guarantee any such indebtedness for any Person (other than a direct or indirect wholly-owned Subsidiary of the Company) for borrowed money), except for indebtedness or guarantees (1) that do not exceed $30,000,000 in an aggregate principal amount at any time outstanding, (2) up to $150,000,000 in an aggregate principal amount at any time outstanding during the Pre-Closing Period under the Existing Credit Agreement, (3) relating to capital leases and equipment financing entered into as part of the capital expenditures permitted under clause (O) of this Section 6.1 in the ordinary course of business, (4) for surety or performance bonds (and related guarantees) that do not exceed $10,000,000 individually or in the aggregate, (5) between or among the Company or any of its direct or indirect wholly-owned Subsidiaries or between or among any of its direct or wholly-owned indirect Subsidiaries, or (6) any Notes Guarantee;

(I)   make any loans, advances or capital contributions to or investments in any Person (other than (1) between or among the Company or any direct or indirect wholly-owned Subsidiary of the Company, (2) accounts receivable and extensions of credit in the ordinary course of business and (3) advances of travel and relocation expenses to directors, officers and employees in the ordinary course of business and consistent with past practice);

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(J)   (1) amend, prepay or repay, modify or terminate or grant a waiver of any rights under any of the Company Material Contracts described in Section 4.16(a)(iii) (other than scheduled repayments in accordance with the terms of any such Company Material Contracts or any termination of undrawn commitments, repayment of revolving obligations under the Existing Credit Agreement, any Notes Guarantee or the Notes Security Grant), (2) amend or modify, terminate (other than any termination in accordance with the terms thereof that occurs automatically or any termination relating to a counterparty's material breach) or grant a waiver of any rights under any Company Material Contract, in each case, in a manner that would be material and adverse to the Company and its Subsidiaries, taken as a whole, or (3) enter into a new Contract (other than renewals or extensions of a Company Material Contract on terms that are not materially less favorable to the Company and its Subsidiaries, taken as a whole, than the existing Company Material Contract) that (x) would have been a Company Material Contract of the types described in clauses (iv), (x), (xi) and (xiii) of Section 4.16(a) if it had been in effect on the date hereof or (y) that contains a change in control provision in favor of the other party or parties thereto that would prohibit, or give such party or parties a right to terminate such agreement as a result of, the Merger or would require a payment to or give rise to any rights to such other party or parties as a result of the transactions contemplated hereby, which Contract, payment or rights would be material to the Company and its Subsidiaries, taken as a whole;

(K)   make any material change to its non-Tax related methods of accounting in effect as of February 4, 2024, except (1) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority of competent jurisdiction, (2) as required or recommended by the Company's auditors in connection with an audit or review of the Company's financial statements, (3) to permit the audit of the Company's financial statements in compliance with GAAP, (4) as required by a change in applicable Law or (5) as disclosed in the Company SEC Documents;

(L)   except as required by applicable Law, (1) amend any previously filed federal income Tax Return or other material Tax Return of the Company or any of its Subsidiaries; (2) other than with respect to any transaction conducted at arms' length with a third party, incur any material liabilities for Taxes other than in the ordinary course of business, (3) make, revoke or change any material Tax election of the Company or its Subsidiaries; (4) adopt or change any material accounting method with respect to Taxes or change an annual accounting period; (5) settle, consent to or compromise any material Tax claim or assessment relating to the Company or any of its Subsidiaries; (6) enter into any closing agreement or

advance pricing agreement (or similar agreement) in respect of a material Tax; (7) surrender any right to claim a refund for material Taxes; or (8) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment relating to the Company or any of its Subsidiaries (other than any automatic extension of time in which to file a Tax Return);

(M)   dissolve, wind-up or liquidate (or adopt or enter into a plan of complete or partial liquidation or dissolution), merge, consolidate, restructure, recapitalize or reorganize the Company, other than the Merger;

(N)   settle or compromise any Action that would be material to the Company and its Subsidiaries, taken as a whole, other than (1) in the ordinary course of business, (2) settlements or compromises of Actions where the amount paid (less the amount reserved for such matters by the Company or otherwise covered by insurance) in settlement or compromise, in each case, does not exceed, on an individual basis, the amount set forth in clause (N) of Section 6.1 of the Company Disclosure Letter or (3) any Action with respect to which an insurer or other Third Party (but neither the Company nor any of its Subsidiaries) has the right to control the decision to compromise or settle such Action, or the Company is contractually obligated not to unreasonably delay, condition or withhold its consent to such Third Party's decision to compromise or settle such Action; provided that (x) in connection with any of the foregoing clauses (1), (2) and (3), neither the Company nor any of its Subsidiaries shall agree or permit to be agreed to any restrictions with respect to their assets or the conduct of their respective businesses that are material to the Company and its Subsidiaries, taken as a whole, and (y) the compromise or settlement of an Action that is subject to Section 6.17 shall be governed by the terms of that section;

(O)   (x) incur or commit to incur any capital expenditure(s) for the fiscal years ended February 1, 2025 and January 31, 2026 in excess of $10,000,000 other than those consistent with the capital expenditure budgets set forth in clause (O) of Section 6.1 of the Company Disclosure Letter or those that do not exceed 105% of the budgeted amounts set forth therein or (y) commit to incur capital expenditures in the fiscal year ending February 6, 2027 or future fiscal years, other than such commitments made in the ordinary course of business and approved in a manner consistent with the Company's capital expenditure policy in effect as of the date hereof;

(P)   cancel or fail to use commercially reasonable efforts to prevent the termination of any Insurance Policy or any lapse of the coverage thereunder, unless simultaneously with such cancellation, termination or lapse replacement coverage equal to or greater than the existing coverage is in full force and effect with no gap in coverage;

(Q)   engage in any plant closing, mass layoff or other action which would trigger the notice requirements pursuant to the WARN Act; or

(R)   authorize or enter into any Contract to do any of the foregoing.

Section 6.2   Preparation of the Proxy Statement and Schedule 13E-3; Shareholders' Meeting.

(a)   As promptly as reasonably practicable following the date of this Agreement, (i) the Company shall prepare and file with the SEC a preliminary Proxy Statement and (ii) the Company and Parent shall jointly prepare and file with the SEC a Rule 13E-3 transaction statement on Schedule 13E-3, with each to be filed concurrently. Each of Parent and the Company shall furnish to the other party all information concerning, in the case of Parent, the Parent Parties, and in the case of the Company, the Company and its Affiliates, that is required or reasonable to be included in the Proxy Statement and Schedule 13E-3 and shall promptly provide such other assistance in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3 as may be reasonably requested by the other party from time to time. The parties shall use their respective reasonable best efforts to have the Proxy Statement and Schedule 13E-3 cleared by the SEC as promptly as reasonably practicable after such filing. Each party shall promptly notify the other party upon the receipt of any comments from the SEC or the staff of the SEC regarding the Proxy Statement, Schedule 13E-3 or any Other Required Filing or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, Schedule 13E-3 or any Other Required Filing. Each party shall promptly provide the other party with copies of all correspondence between such party and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3, any Other Required Filing or the transactions contemplated by this Agreement. Each party shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement or the Schedule 13E-3. Prior to filing or mailing of the Proxy Statement and Schedule 13E-3 or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company and Parent, as applicable, shall provide the other party with a reasonable opportunity to review and to propose comments on such document or response, in each case except to the extent prohibited by Law or to the extent relating to a Competing Proposal, which comments such party shall consider and include or incorporate in such documents or responses unless such party objects thereto in good faith. The Company shall cause the Proxy Statement and Schedule 13E-3 to be disseminated to the Company's shareholders in definitive form as promptly as reasonably practicable following clearance thereof with the SEC.

(b)   If the Company or any of the Parent Parties is required to file any document with the SEC other than the Proxy Statement and Schedule 13E-3 in connection with the Merger or the Shareholders' Meeting pursuant to applicable Law (an "***Other Required Filing***"), then such Person shall (or, if such Person is a Parent Party other than Parent or Acquisition Sub, Parent shall cause such Person to) promptly prepare and file such Other Required Filing with the SEC. Prior to filing an Other Required Filing or responding to any comments of the SEC (or the staff of the

SEC) with respect thereto, to the extent reasonably practicable, the filing Person shall (or, if such filing Person is a Parent Party other than Parent or Acquisition Sub, Parent shall cause such Person to) provide the Company (with respect to a filing by any Parent Party) or Parent (with respect to a filing by the Company) with a reasonable opportunity to review and to propose comments on such document or response, in each case except to the extent prohibited by Law or to the extent relating to a Competing Proposal, which comments such Person shall (or, if such Person is a Parent Party other than Parent or Acquisition Sub, which comments Parent shall cause such Person to) consider and include or incorporate in such documents or responses unless such party objects thereto in good faith.

(c)   If, at any time prior to the Shareholders' Meeting, any information relating to the Company, the Parent Parties, or any of their respective Affiliates, officers or directors, or any transaction any of them have entered, or are contemplating entering, into in connection with this Agreement, is discovered by the Company, Parent or Acquisition Sub that should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3 so that the Proxy Statement or Schedule 13E-3 (or any amendment or supplement thereto) would not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties thereof. Following such notification, the Company or Parent, as applicable, shall prepare an appropriate amendment or supplement of the Proxy Statement or Schedule 13E-3 containing such information, and such party shall, as promptly as reasonably practicable, file such amendment or supplement with the SEC and, to the extent the Company determines it is required by applicable Law, promptly disseminate any such amendment or supplement to the Proxy Statement to the Company's shareholders.

(d)   The Company shall, as promptly as practicable following the date on which the SEC confirms that it has no comments or no further comments on the Proxy Statement and Schedule 13E-3, give notice of and duly call, convene and hold a meeting of its shareholders for the purpose of obtaining the Requisite Shareholder Approvals (including any postponement, recess or adjournment thereof, the "***Shareholders' Meeting***"). Notwithstanding anything in this Agreement to the contrary, the Company may, in its reasonable discretion after consultation with Parent, postpone, recess or adjourn the Shareholders' Meeting and may change the record date thereof, (i) in the event of an absence of a quorum necessary to conduct the business of the Shareholders' Meeting, (ii) to the extent as may be necessary or advisable, in the judgment of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee, to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith is necessary under applicable Law to be disseminated and reviewed by the Company's shareholders prior to the Shareholders' Meeting, or (iii) to allow additional solicitation of votes in order to obtain the Requisite Shareholder Approvals; <u>provided</u> that without the written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), in no event shall the Shareholders' Meeting be postponed, recessed or adjourned (x) more than two times (except as may be required by Law) or (y) to a date that is less than five (5) Business Days before the Outside Date. Unless the Company Board or the Special Committee has effected an Adverse Recommendation Change pursuant to <u>Section 6.5(e)</u> or <u>Section 6.5(f)</u>, the

Company shall, through the Company Board, provide the Company Recommendation and include the Company Recommendation in the Proxy Statement. Unless there has been an Adverse Recommendation Change pursuant to Section 6.5(e) or Section 6.5(f) or this Agreement has been terminated in accordance with its terms, the Company shall use its reasonable best efforts to: (A) solicit proxies in favor of the Requisite Shareholder Approvals, (B) at Parent's request, retain a proxy solicitor on customary terms in connection with the solicitation of the Requisite Shareholder Approval, (C) conduct a "broker search" in a manner to enable the record date for the Shareholders' Meeting to be set so that the Shareholders' Meeting can be held promptly following the effectiveness of the Proxy Statement and (D) keep Parent reasonably informed with respect to proxy solicitation as reasonably requested by Parent and provide such information as Parent may reasonably request in connection therewith, including with respect to providing a list of all shareholders of the Company entitled to vote at the Shareholders' Meeting and a tally of all proxies that have been granted and not withdrawn by shareholders of the Company (but not more frequently than on a weekly basis prior to the five days before the Shareholders' Meeting and daily in the five days before the Shareholders' Meeting). Parent and Acquisition Sub shall vote all shares of Company Common Stock (if any) held by them in favor of the approval of this Agreement. The Parent Parties and their Representatives shall have the right to solicit proxies in favor of the Requisite Shareholder Approvals, and shall keep the Company reasonably informed with respect to their solicitation as reasonably requested by the Company and provide such information as the Company may reasonably request in connection therewith. Furthermore, in the event that subsequent to the date hereof, the Company Board or the Special Committee effects an Adverse Recommendation Change pursuant to Section 6.5(e) or Section 6.5(f), unless this Agreement is terminated in accordance with its terms, the Company shall nevertheless, pursuant to the authority granted by Section 23B.08.245 of the WBCA, submit this Agreement to the Company's shareholders for approval at the Shareholders' Meeting.

Section 6.3   Appropriate Action; Consents; Filings.

(a)   In accordance with the terms and subject to the conditions of this Agreement (including Section 6.5), the Company shall, and shall cause its Affiliates to, and Parent and Acquisition Sub shall, and shall cause the other Parent Parties to, use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the Merger set forth in Article VII to be satisfied as expeditiously as practicable (and in any event at least five (5) Business Days prior to the Outside Date), including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions and Consents from Governmental Authorities necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid any Action by, any Governmental Authority necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) the obtaining of all Consents or waivers from Third Parties set forth in Section 6.3(a) of the Company Disclosure Letter (provided that neither the Company, its Subsidiaries, the Parent Parties or any of their Representatives shall be obligated to make any payment or commercial concession to any Third Party, or incur any liability, as a condition to (or in connection with) obtaining any such consent

or waiver, unless such payment, concession or liability is agreed to by the Company and Parent and is conditioned and effective only upon the Closing), (iii) the contesting and defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including the Merger, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (iv) the execution and delivery of any additional instruments necessary or advisable to consummate the transactions contemplated hereby. The Company shall, and shall cause its Affiliates to, and Parent and Acquisition Sub shall, and shall cause the other Parent Parties to, promptly (and, in the case of filings required under the HSR Act, in no event later than fifteen (15) Business Days following the date hereof, unless such filing under the HSR Act is made after the effective date of the October 7, 2024 final rule amending the Premerger Notification Rules promulgated by the Federal Trade Commission, then such filing under the HSR Act shall be made as promptly as reasonably practicable) (A) comply as promptly as reasonably practicable and advisable with any request under the HSR Act for additional information (including responding to any "second request"), documents or other materials received by such party from the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice or any other Governmental Authority under any Antitrust Laws in respect of any such filings with respect to the transactions contemplated hereby, including the Merger, and (B) act in good faith and reasonably cooperate with the other parties hereto in connection with any such filings (including, if requested by the other parties hereto, to accept all reasonable additions, deletions or changes suggested by the other parties hereto in connection therewith) and in connection with resolving any investigation or other inquiry of such agency or other Governmental Authority under any Antitrust Laws. In taking the foregoing actions, each of the Company, Parent and Acquisition Sub shall act as promptly as reasonably practicable. Notwithstanding anything in this Agreement to the contrary, obtaining any Consents or waivers from any Third Party pursuant to Section 6.3(a)(ii) above or otherwise shall not be a condition to the obligations of any party to consummate the Merger.

(b)   Without limiting anything in this Section 6.3 and notwithstanding any limitations in Section 6.3(a) or elsewhere in this Agreement, (i) Parent and Acquisition Sub agree to take, and shall cause the other Parent Parties to take, as expeditiously as possible any and all steps necessary or reasonably advisable or as may be required by any Governmental Authority to avoid or eliminate each and every impediment and obtain all Consents (including under any Antitrust Laws) that may be required by any Governmental Authority so as to enable the parties to consummate the transactions contemplated by this Agreement, including the Merger, as expeditiously as possible (and in any event at least five (5) Business Days prior to the Outside Date), including committing to and effecting, by consent decree, hold separate order, trust or otherwise: (A) selling, divesting, licensing or otherwise disposing of, or holding separate and agreeing to sell, divest, license or otherwise dispose of, any assets of the Company or its Subsidiaries, (B) terminating, amending or assigning existing relationships and contractual rights and obligations, (C) requiring the Company or any of its Subsidiaries to grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any Third Party and (D) imposing limitations on the Company or any of its Subsidiaries or any Parent Party or any of its Subsidiaries with respect to how they own,

retain, conduct or operate all or any portion of their respective businesses or assets of the Company and its Subsidiaries; provided that any such action contemplated by clauses (A) through (D) above is conditioned upon the consummation of the transactions contemplated by this Agreement; and (ii) the Company may make, subject to the condition that the Closing actually occurs, any undertakings (including undertakings to accept operational restrictions or limitations or to make sales or other dispositions, provided that such restrictions, limitations, sales or other dispositions are conditioned upon the consummation of the transactions contemplated by this Agreement) as are required to obtain such Consents of such Governmental Authorities or to avoid the entry of, or to effect the dissolution of or vacate or lift, any Orders that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, this Section 6.3(b) shall not require or obligate Liverpool or the Family Group (or any of their respective Affiliates, other than Parent and Acquisition Sub) to take any actions that would be material to their respective businesses or assets (other than to the extent relating to the Company and its Subsidiaries). Parent agrees to pay 100% of all filings fees under the HSR Act or other Antitrust Laws.

(c)   The Company will furnish to Parent and Parent will, and will cause the other Parent Parties to, furnish to the Company such necessary information and reasonable assistance as Parent or the Company, as applicable, may reasonably request in connection with the preparation of any required governmental filings or submissions and will reasonably cooperate in good faith in responding to any inquiry from a Governmental Authority, including (i) promptly informing the other parties hereto of such inquiry, (ii) consulting in advance before making any substantive presentations or submissions to a Governmental Authority, (iii) giving the other parties hereto the opportunity to attend and participate in any substantive meetings or discussions with any Governmental Authority, to the extent not prohibited by such Governmental Authority and (iv) to the extent permissible under applicable Law, supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. Notwithstanding anything to the contrary contained in this Agreement, Parent shall, and shall cause the other Parent Parties to, consult with the Company and consider in good faith the views of the Company in connection with all material communications with any Governmental Authority and strategy regarding the Antitrust Laws. The Company and the Parent Parties, in their respective sole and absolute discretion, may designate any competitively sensitive material as "Outside Counsel Only Material" such that such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Parent shall, in consultation with the Company, determine the strategy to be pursued for obtaining all necessary actions or non-actions and Consents from Governmental Authorities, including any related litigation, pursuant to any Antitrust Law in connection with the transactions contemplated by this Agreement.

(d)   Neither Parent nor Acquisition Sub shall, and they shall cause the other Parent Parties not to, and the Company shall not, and shall not permit any of its Affiliates to, directly or indirectly through one or more of their respective Affiliates or otherwise, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or

division thereof, or otherwise acquire or agree to acquire any assets or equity interests or (ii) take or agree to take any other action (including entering into or agreeing to enter into any material license, joint venture or other transaction), in each case that would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, approval from, or avoiding an Action by, any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement or (C) otherwise materially delay or prevent the consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding anything to the contrary in the foregoing, nothing in this Section 6.3 shall restrict or limit the ability of (1) the Company and its Representatives to take actions in accordance with Section 6.5 or Section 8.1, or (2) Parent and its Representatives to take actions in accordance with Section 8.1.

Section 6.4 Access to Information; Confidentiality.

(a) Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to Parent and its Representatives reasonable access, at Parent's sole cost and expense, in a manner not disruptive in any material respect to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable advance written notice submitted in accordance with this Section 6.4, throughout the Pre-Closing Period, to the properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information (to the extent not publicly available) concerning the business, properties and personnel of the Company and its Subsidiaries (except for any information relating to the negotiation and execution of the Transaction Documents, any Competing Proposal, or any Adverse Recommendation Change) as may reasonably be requested by Parent in connection with the consummation of the transactions contemplated by this Agreement; provided that nothing herein shall require the Company or any of its Subsidiaries or their respective Representatives to disclose any information to Parent or Acquisition Sub to the extent such disclosure would, as determined in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) breach, contravene or violate applicable Law (including the HSR Act or any other Antitrust Law), any Pandemic Measures or the provisions of any Contract to which the Company or any of its Subsidiaries is a party (including any confidentiality obligations to which the Company or any of its Subsidiaries is subject), (iii) jeopardize any attorney-client or other legal privilege, (iv) disclose or provide access to any personnel records relating to individual performance or evaluations, medical histories or other information that in the Company's good faith opinion (A) is sensitive or (B) the disclosures of which could subject the Company or its Subsidiaries or their respective Affiliates or Representatives to the risk of liability or would otherwise violate applicable Law, (v) jeopardize the health and safety of any employee of the Company or any of its Subsidiaries; provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing involving sampling of soil, groundwater, air or other environmental medium

or similar invasive techniques at any of the properties owned, operated or leased by the Company or its Subsidiaries. In the event that the Company objects to any request submitted pursuant to and in accordance with this Section 6.4(a) and withholds information on the basis of the foregoing clauses (i) through (v), the Company shall inform Parent as to the general nature of what is being withheld and shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments (including, if reasonably requested by Parent, entering into a joint defense agreement with Parent on customary and mutually acceptable terms if requested with respect to any such information). During any visit to the business or property sites of the Company or any of its Subsidiaries, each of Parent and Acquisition Sub shall, and shall cause their respective Representatives accessing such business or property sites to, comply with all applicable Laws and all of the Company's and its Subsidiaries' safety and security procedures, and use reasonable best efforts to minimize any interference with the Company's and its Subsidiaries' business operations in connection with any such access. All requests for information made pursuant to this Section 6.4 shall be directed to the Persons designated by the Company in writing as authorized to receive such requests.

(b)   Notwithstanding anything herein to the contrary, the Company shall not be required to provide access or make any disclosure to Parent pursuant to this Section 6.4 to the extent that such access or information is reasonably pertinent to any pending or threatened Action where the Company or any of its Affiliates, on the one hand, and any Parent Party or any of its Affiliates, on the other hand, are, or are reasonably expected to be, adverse parties, except for any such Action relating solely to a dispute over the requirements of Section 6.4(a).

(c)   No investigation or access permitted pursuant to this Section 6.4 shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Parent agrees that it will not, and will cause the other Parent Parties and its and their respective Representatives not to, use any information obtained pursuant to this Section 6.4 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement (which transactions, for the avoidance of doubt, shall include the Debt Financing) or the post-Closing operations or financing the Surviving Company and its Subsidiaries. Parent shall, and shall cause each of the other Parent Parties and its and their respective Representatives (and any other Person subject to or bound by the terms of the Confidentiality Agreements) to, hold all information provided or furnished pursuant to this Section 6.4 confidential in accordance with the terms of the Confidentiality Agreements. The Confidentiality Agreements shall apply with respect to information furnished by the Company, its Subsidiaries and the Company's officers, employees and other Representatives under this Agreement and, if this Agreement is terminated prior to the Effective Time, the Confidentiality Agreements shall remain in full force and effect in accordance with their terms prior to giving effect to the execution of this Agreement.

Section 6.5   Non-Solicitation; Competing Proposals; Intervening Event.

(a)   Except as otherwise permitted by this Agreement, immediately following the execution hereof, (i) the Company shall, and shall cause its Subsidiaries and direct the Company's directors, officers, financial advisors and counsel to cease any existing solicitation of,

or discussions or negotiations with, any Third Party that may be ongoing as of the execution of this Agreement relating to any Competing Proposal or any inquiry or request that would reasonably be expected to lead to a Competing Proposal, (ii) the Company shall promptly request that each Third Party that has previously executed a confidentiality agreement promptly return to the Company or destroy all non-public information previously furnished or made available to such Third Party or any of its Representatives by or on behalf of the Company or its Representatives in accordance with the terms of such confidentiality agreement and, (iii) the Company and its Subsidiaries shall promptly shut off all access of any such Third Party to any electronic data room maintained by the Company. Except as otherwise permitted by this Agreement, during the Pre-Closing Period, the Company shall not, and shall cause its Subsidiaries and direct the Company's directors, officers, financial advisors and counsel not to, directly or indirectly, (A) initiate, solicit, knowingly encourage or knowingly facilitate the making of any Competing Proposal or (B) engage in negotiations or discussions with (it being understood that the Company may inform Persons of the provisions contained in this Section 6.5), or knowingly furnish any material nonpublic information to, any Third Party that has made a Competing Proposal or any inquiry or request that would reasonably be expected to lead to a Competing Proposal. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to grant a waiver of or terminate any "standstill" or similar obligation of any Third Party with respect to the Company or any of its Subsidiaries to allow such Third Party to submit a Competing Proposal.

(b)   As promptly as reasonably practicable, and in any event within twenty-four (24) hours, after receipt by the Company or any of its Representatives of any Competing Proposal or any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Competing Proposal, the Company shall deliver to Parent a written notice setting forth the material terms and conditions of any such inquiry, expression of interest, proposal, offer or Competing Proposal, including the identity of the Person making such inquiry, expression of interest, proposal, offer or Competing Proposal. The Company shall keep Parent reasonably informed on a reasonably current basis of any material amendment or modification to any such inquiry, expression of interest, proposal, offer or Competing Proposal as promptly as is reasonably practicable following the Company's receipt in writing of such material amendment or modification. Notwithstanding the foregoing, the Company shall not be required to violate the terms of any confidentiality agreement in effect as of the date hereof.

(c)   Notwithstanding anything to the contrary contained in this Agreement, at any time after the date hereof and prior to the earlier of receipt of the Requisite Shareholder Approvals and the termination of this Agreement in accordance with its terms, in the event that the Company receives a Competing Proposal from any Person that did not result from a material breach of Section 6.5(a), the Company Board, the Special Committee and the Company and their respective Representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Person making such Competing Proposal and its Representatives or potential sources of financing, if the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel and outside financial advisors) that such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal; provided that (i) prior to furnishing any material nonpublic information

concerning the Company or its Subsidiaries, the Company receives from such Person, to the extent such Person is not already subject to a confidentiality agreement with the Company, an executed confidentiality agreement with such Person containing confidentiality terms that are not materially less favorable in the aggregate to the Company than those contained in the Liverpool Confidentiality Agreement (unless the Company offers to amend each Confidentiality Agreement to reflect such more favorable terms), it being understood that such confidentiality agreement need not contain a standstill provision or otherwise restrict the making, or amendment, of a Competing Proposal (and related communications) to the Company or the Company Board or Special Committee and (ii) any such material nonpublic information so furnished in writing shall be promptly made available to Parent to the extent it was not previously made available to any Parent Party or any of its Representatives. If the Company takes any action pursuant to this Section 6.5(c) or Section 6.5(e), the Family Group and Liverpool shall be released from Section 7 of the Family Confidentiality Agreement and Section 4 of the Liverpool Confidentiality Agreement, respectively.

(d)   Except as otherwise provided in Section 6.5(e) or Section 6.5(f), during the Pre-Closing Period, the Company Board shall not (and no committee thereof, including the Special Committee, shall) (i) withdraw, withhold or modify, or propose publicly to withdraw, withhold or modify, in a manner adverse to Parent or Acquisition Sub, the Company Recommendation, (ii) adopt, approve or recommend, or propose publicly to approve or recommend, to the Company's shareholders any Competing Proposal, (iii) fail to include the Company Recommendation in the Proxy Statement, (iv) following the public disclosure of a Competing Proposal (which shall be deemed to include any public report about such Competing Proposal), fail to publicly reaffirm the Company Recommendation within ten (10) Business Days after Parent so requests in writing; provided that the Company shall not be required to reaffirm the Company Recommendation more than once per Competing Proposal (unless the terms of such Competing Proposal change in any material respects and such change is publicly disclosed), (v) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 under the Exchange Act, against any Competing Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (or if the Shareholders' Meeting is scheduled to be held within ten (10) Business Days from the date of such commencement, promptly and in any event prior to the date which is two (2) Business Days before the date on which the Shareholders' Meeting is scheduled), (vi) publicly agree or propose an intention or resolution to do any of the foregoing (any such action described in clause (i) through (vi) being referred to as an "*Adverse Recommendation Change*") or (vii) allow the Company or any of its Subsidiaries to execute or enter into, any definitive agreement to effect any Competing Proposal.

(e)   Notwithstanding anything in this Agreement to the contrary, at any time prior to receipt of the Requisite Shareholder Approvals, the Company Board (acting on the recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change or the Company Board (acting on the recommendation of the Special Committee) may authorize, adopt or approve a Competing Proposal and, with respect to such Competing Proposal constituting a Superior Proposal, cause or permit the Company to enter into

a definitive agreement to effect such Superior Proposal substantially concurrently with the termination of this Agreement pursuant to Section 8.1(c)(ii), if:

(i)   a bona fide Competing Proposal (that did not result from a material breach of Section 6.5(a)) is made to the Company by a Third Party;

(ii)   the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel and outside financial advisors) that (A) such Competing Proposal constitutes a Superior Proposal and (B) the failure to take such action with respect to such Competing Proposal would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Law (it being agreed that such determination by the Company Board or the Special Committee under clause (A) or (B) above shall not, in itself, constitute an Adverse Recommendation Change);

(iii)   the Company provides Parent prior written notice of the intention of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee to make an Adverse Recommendation Change (a "***Notice of Adverse Recommendation***") in response to such Competing Proposal, which notice shall include the material terms and conditions of such Competing Proposal including the identity of the Person making such Competing Proposal (it being agreed that neither the delivery of a Notice of Adverse Recommendation by the Company, nor any public announcement that the Company Board or the Special Committee has delivered such notice, shall, in itself, constitute an Adverse Recommendation Change);

(iv)   upon the request by Parent, the Company has negotiated, and directed any of its applicable Representatives to negotiate, in good faith, with Parent and its Representatives during the four (4)-Business-Day period immediately after the date of such Notice of Adverse Recommendation with respect to any changes to the terms and conditions of this Agreement proposed by Parent in a binding irrevocable written offer to the Company prior to the expiration of such four (4)-Business-Day period; and

(v)   after taking into account any changes to the terms and conditions of this Agreement proposed by Parent in a binding irrevocable written offer to the Company pursuant to clause (iv) above, the Company Board (acting on the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with its outside legal counsel and outside financial advisors, that (A) such Competing Proposal continues to constitute a Superior Proposal and (B) the failure to make an Adverse Recommendation Change with respect to such Superior Proposal or terminate this Agreement to enter into a definitive agreement to effect such Superior Proposal would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Law, even if such changes irrevocably offered in writing by Parent were to be given effect; provided that any material amendment to the terms of such Competing Proposal (whether or not in response to any changes irrevocably offered in writing by Parent pursuant to clause (iv) above and it being understood that any changes to the

financial terms, including form, amount and timing of payment of consideration shall be deemed a material amendment) shall require a new Notice of Adverse Recommendation and an additional two (2)-Business-Day period from the date of such notice during which the terms of clause (iv) above and this clause (v) shall apply mutatis mutandis (other than the number of days).

(f)   Notwithstanding anything in this Agreement to the contrary, other than in connection with a Competing Proposal (which shall be subject to Section 6.5(e)), at any time before the Requisite Shareholder Approvals are obtained, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change (and nothing in this Agreement shall prohibit or restrict the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee from effecting an Adverse Recommendation Change), if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel and outside financial advisors) that an Intervening Event has occurred and the failure to make an Adverse Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Law (it being agreed that such determination by the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee shall not, in itself, constitute an Adverse Recommendation Change); provided that, to the extent practicable, (i) the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee provides to Parent a Notice of Adverse Recommendation in response to such Intervening Event, which Notice of Adverse Recommendation shall describe such Intervening Event in reasonable detail (it being agreed that neither the delivery of the Notice of Adverse Recommendation by the Company nor any public announcement that the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has delivered such notice shall, in itself, constitute an Adverse Recommendation Change); (ii) if requested by Parent, during the four (4)-Business-Day period immediately after delivery of the Notice of Adverse Recommendation, the Company and its Representatives negotiate in good faith with Parent and its Representatives relating to changes to the terms and conditions hereof set forth in a binding irrevocable written offer to the Company and (iii) at the end of such four (4)-Business-Day period and taking into account any changes to the terms hereof proposed by Parent in a binding irrevocable written offer to the Company, the Company Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel and outside financial advisors) that the failure to make such an Adverse Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Law, even if such changes proposed by Parent were to be given effect.

(g)   Nothing in this Agreement shall restrict the Company or the Company Board (or any committee thereof, including the Special Committee) from (i) taking or disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) otherwise making disclosure (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) to the shareholders of the Company to comply with applicable Law (it being agreed that a "stop, look

and listen" communication by the Company Board (or any committee thereof, including the Special Committee) to the Company's shareholders as contemplated under the Exchange Act or a factually accurate public statement by the Company that describes the Company's receipt of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change or give rise to a Parent termination right pursuant to Section 8.1(b)(iii)).

(h)   For purposes of this Agreement:

(i)   "***Competing Proposal***" shall mean any proposal or offer made by any Third Party or group (as defined in Section 13(d)(3) of the Exchange Act) of Third Parties (A) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (1) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of more than twenty percent (20%) of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction or (2) any one or more assets or businesses of the Company and its Subsidiaries that constitute more than twenty percent (20%) of the assets (based on the fair market value thereof as determined by the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee in good faith), revenue or net income (as measured in accordance with GAAP) of the Company and its Subsidiaries, taken as a whole, or (B) with respect to any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or its Subsidiaries pursuant to which any Third Party or group (as defined in Section 13(d)(3) of the Exchange Act) of Third Parties would, directly or indirectly, have beneficial ownership (as defined under Section 13(d) of the Exchange Act) of securities representing more than twenty percent (20%) of the total outstanding equity securities of the Company after giving effect to the consummation of such transaction.

(ii)   "***Superior Proposal***" shall mean a Competing Proposal (with all references to "twenty percent (20%)" increased to "fifty percent (50%)") made by a Third Party on terms that the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside legal counsel and outside financial advisors and considering such factors as the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), would, if consummated, result in a transaction or series of related transactions that are more favorable to the Company's shareholders than the transactions contemplated by this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such Competing Proposal under the provisions of Section 6.5(e) and after taking into account any applicable Company Termination Fee).

(iii)   "***Intervening Event***" shall mean any Effect or state of facts that, individually or in the aggregate, is material to the Company and its Subsidiaries, taken as

a whole, that was not known by the Special Committee prior to the Company's execution and delivery of this Agreement, which Effect or state of facts, becomes known by the Special Committee after the Company's execution and delivery of this Agreement and prior to obtaining the Requisite Shareholder Approvals; provided that in no event shall any change, in itself, in the trading price or trading volume of Company Common Stock or the mere fact that the Company meets or exceeds any internal or published financial projections, forecasts or estimates for any period ending on or after the date hereof, be an Intervening Event or be taken into account in determining whether an Intervening Event has occurred, except that the underlying reasons for such change or meeting or exceeding such projections, forecasts or estimates may constitute an Intervening Event and may be taken into account in determining whether an Intervening Event has occurred.

Section 6.6   Directors' and Officers' Indemnification and Insurance.

(a)   Parent and Acquisition Sub agree that all rights to exculpation, indemnification, contribution and advancement of expenses for facts, events, acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated hereby and whether or not asserted before the Effective Time), now existing in favor of the current or former directors, officers or employees of the Company or any of its Subsidiaries or any other individual serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of (or in a comparable role with) another Person (the "**D&O Indemnified Parties**"), as the case may be, shall survive the Merger and shall continue in full force and effect in accordance with their terms (it being agreed that, subject to compliance with applicable Law, after the Effective Time such rights shall be mandatory rather than permissive, if applicable), and Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, perform such obligations thereunder. For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation, except as required by applicable Law, shall maintain in effect the exculpation, indemnification, advancement of expenses and limitation of director, officer and employee (or comparable) liability provisions of the Company's and any of its indirect or direct Subsidiaries' articles of incorporation, bylaws or other organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or any of its indirect or direct Subsidiaries with any of the D&O Indemnified Parties as in effect immediately prior to the Effective Time, and, except as required by applicable Law, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties.

(b)   Without limiting the foregoing, to the fullest extent permitted under applicable Law, Parent shall (and Parent shall cause the Surviving Corporation to) (i) indemnify, defend and hold harmless each D&O Indemnified Party against all losses, expenses (including reasonable attorneys' fees and expenses and including expenses incurred in enforcing such D&O Indemnified Party's rights under this Section 6.6), judgments, fines, claims, damages or liabilities and amounts paid in settlement with respect to all facts, events, acts or omissions by them in their capacities as such at any time prior to and including the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated hereby and whether or

not asserted before the Effective Time); and (ii) pay in advance of the final disposition of any Action against any D&O Indemnified Party the fees and expenses (including reasonable attorneys' fees) incurred in connection therewith by such D&O Indemnified Party promptly to such D&O Indemnified Party after statements therefor are received by the Company and, if required by the WBCA, the Surviving Corporation's organizational documents or any applicable indemnification agreement, upon receipt by the Surviving Corporation (or, if applicable, a Subsidiary thereof) of a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined by a final, non-appealable judgment of a court of competent jurisdiction that such D&O Indemnified Party is not permitted to be indemnified under applicable Law. Notwithstanding anything to the contrary contained in this Section 6.6(b) or elsewhere in this Agreement, Parent shall not (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action for which indemnification would reasonably be expected to be sought hereunder, unless such settlement, compromise, consent or termination includes an unconditional release of all of the D&O Indemnified Parties covered by such Action from all liability arising out of such Action.

(c)   For at least six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, maintain in full force and effect the coverage provided by the existing directors' and officers' liability insurance, employment practices liability insurance and fiduciary liability insurance in effect as of immediately prior to the Effective Time and maintained by the Company or any of its Subsidiaries, as applicable (collectively, the "*Existing D&O Insurance Policies*"), or provide substitute policies (with insurance carriers having an A.M. Best financial strength rating of least an "A") for the Company, its Subsidiaries and the D&O Indemnified Parties who are currently covered by such Existing D&O Insurance Policies, in either case, with limits and on terms and conditions no less advantageous overall to the D&O Indemnified Parties than the Existing D&O Insurance Policies, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated hereby. In lieu of such insurance, prior to the Effective Time, the Company may purchase prepaid, non-cancellable six (6)-year "tail" directors' and officers' liability insurance, employment practices liability insurance and fiduciary liability insurance ("*Tail Coverage*"), effective as of the Effective Time, with limits and on terms and conditions no less advantageous overall to the D&O Indemnified Parties than the Existing D&O Insurance Policies, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated hereby (provided that Parent shall not be required to expend for such "tail" insurance an aggregate premium in excess of three hundred percent (300%) of the aggregate annual premium paid for the Existing D&O Insurance Policies (the "*Maximum Amount*"); provided, further that if such insurance is not available or the "annual premium" for such insurance exceeds the Maximum Amount, then Parent shall obtain the best coverage available for a cost not exceeding the Maximum Amount), and Parent shall cause the Surviving Corporation (or its applicable Subsidiaries) to maintain such Tail Coverage in full force and effect, without any modification, and continue to honor the obligations thereunder, in which event Parent shall cease to have any obligations under the first sentence of this Section 6.6(c).

(d)	In the event that Parent, the Surviving Corporation, any of the Company's Subsidiaries or any of their successors or assigns shall (i) consolidate with or merge or amalgamate into any other Person and shall not be the continuing or surviving company or entity of such consolidation, merger or amalgamation or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent, the Surviving Corporation, any such Subsidiary or all or substantially all of its or their properties and assets, as the case may be, assumes the obligations set forth in this Section 6.6.

(e)	The D&O Indemnified Parties are third-party beneficiaries of this Section 6.6. The provisions of this Section 6.6 shall survive the Merger and are intended to be for the benefit of, and enforceable by, each D&O Indemnified Party and his or her successors, heirs or representatives. Parent and the Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 6.6. The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other applicable rights such D&O Indemnified Party may have under the respective organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, applicable Law or otherwise.

(f)	Notwithstanding anything herein to the contrary, if any claim (whether arising before, at or after the Effective Time) is made against any of the D&O Indemnified Parties on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 6.6 shall continue in effect until the final disposition of such claim. The provisions of this Section 6.6 shall not be amended in a manner that is adverse to any D&O Indemnified Party (including such D&O Indemnified Party's successors, assigns and heirs, as applicable) without the consent of the D&O Indemnified Party (including the successors, assigns and heirs, as applicable) affected thereby.

Section 6.7	Notification of Certain Matters. During the Pre-Closing Period, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any written notice received by such party from any Person alleging that the Consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such Consent could reasonably be expected to be material to the Company, the Surviving Corporation or Parent, and (b) any Action commenced against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relates to this Agreement or the transactions contemplated by this Agreement (including the Merger). This Section 6.7 shall not apply to (i) Antitrust Laws, which are governed by Section 6.3, (ii) notification procedures relating to a Competing Proposal, which are governed by Section 6.5 or (iii) shareholder-related Actions, which are governed by Section 6.17.

Section 6.8	Public Announcements. Except as otherwise contemplated by Section 6.5 or in connection with any dispute among the parties hereto regarding this Agreement, the Company shall consult with Parent and Parent shall (and shall cause the other Parent Parties to) consult with

the Company before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and none of the parties hereto shall, and the Company and Parent shall (and Parent shall cause the other Parent Parties to) cause their respective Affiliates and Representatives acting on their behalf not to, issue any such press release or make any public statement prior to obtaining the consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that the restrictions set forth in this Section 6.8 (including any obligation to obtain advance consent) shall not apply to any press release, public statement or other announcement issued or made, or proposed to be issued or made, by: (a) the Company or its Representatives in connection with a Competing Proposal, Superior Proposal, Adverse Recommendation Change or Intervening Event, (b) the Company, the Parent or their respective Representatives as may be required under applicable Law or obligations pursuant to applicable stock exchange rule or any listing agreement (in which event the Company or Parent, as the case may be, shall use its reasonable best efforts to provide a meaningful opportunity to the Company or Parent, as the case may be, to review and comment upon the portion of such press release or other announcement relating to this Agreement or the transactions contemplated hereby prior to making any such press release, public statement or other announcement), or (c) the Company, Parent or their respective Representatives that is consistent in all material respects with public disclosures or prior communications previously consented to by Parent or the Company, as applicable, in accordance with this Section 6.8 or otherwise made consistent with this Section 6.8, including investor conference calls, filings with the SEC, Q&As or other publicly disclosed documents, in each case, to the extent such disclosure is still accurate. In addition, the Company may, without Parent's or Acquisition Sub's consent, communicate with its suppliers, vendors, resellers, customers, distributors, creditors, employees, investors or other business partners of the Company or its Subsidiaries, and nothing in this Section 6.8 shall limit such communications by the Company and its Representatives; provided that such communication is consistent with prior communications of the Company or any communications plan previously agreed to by Parent and the Company in which case such communications may be made consistent with such plan. The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint release in the form mutually agreed by the Company and Parent. The contents of the Proxy Statement and Schedule 13E-3 shall be governed by Section 6.2 and not this Section 6.8 and public filings providing notice to or seeking Consent from any Governmental Authority made pursuant to Section 6.3 shall be governed by Section 6.3 and not this Section 6.8.

Section 6.9   Employee Benefits.

(a)   Employees of the Company or its Subsidiaries immediately prior to the Effective Time who remain employees of Parent, the Surviving Corporation or any of their Affiliates following the Effective Time are hereinafter referred to as the "*Continuing Employees*". For the period commencing at the Effective Time and ending one (1) year after the Effective Time (such period, the "*Continuation Period*"), Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, provide for each Continuing Employee, while such Continuing Employee remains employed by Parent, the Surviving Corporation or any of its Subsidiaries (i) base salary or wage rate, as applicable, that are no less favorable in the aggregate than those provided to such Continuing Employee as of immediately prior to the Effective Time,

(ii) target short and long-term cash incentive compensation opportunities that are in the aggregate substantially comparable with the cash and equity compensation opportunities provided to such Continuing Employee as of immediately prior to the Effective Time and (iii) other employee benefits (excluding long-term incentive benefits, equity or equity-based compensation arrangements, change-in-control, retention or transaction-related benefits, defined benefit pension benefits and post-retirement welfare benefits) that are substantially comparable in the aggregate to those benefits (excluding long-term incentive benefits, equity or equity-based compensation arrangements, change-in-control, retention or transaction-related benefits, defined benefit pension benefits and post-retirement welfare benefits) in effect for Continuing Employees under Company Benefit Plans as of immediately prior to the Effective Time. Without limiting the generality of the foregoing, during the Continuation Period, Parent shall provide, or shall cause the Surviving Corporation or any of their respective Affiliates to provide, severance payments and benefits to each Continuing Employee whose employment is terminated during the Continuation Period (under circumstances that would have been treated as a qualifying termination of employment under the applicable severance arrangement) that are no less favorable in the aggregate than the severance payments and benefits that such Continuing Employee would have been eligible to receive under the applicable Company's severance arrangements in effect immediately prior to the Effective Time and set forth in Section 4.12(a) of the Company Disclosure Letter.

(b)   Parent hereby acknowledges that consummation of the Merger will constitute a "change in control" (or similar term) of the Company under the terms of the Company Stock Plans and Deferred Compensation Plans, as applicable.

(c)   From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries to, assume and honor all obligations under the Deferred Compensation Plans and with respect to awards outstanding under the Company Stock Plans (as amended as contemplated herein), in each case, in accordance with their terms as in effect immediately prior to the Effective Time.

(d)   For purposes of eligibility to participate, vesting and entitlement to, and level of, benefits where length of service is relevant (other than vesting of any equity or equity-based arrangements) under any benefit plan, policy, practice or arrangement of Parent, the Surviving Corporation or any of their respective Subsidiaries providing benefits to any Continuing Employees after the Effective Time (collectively, the "***New Plans***"), Parent shall, or shall cause the Surviving Corporation to cause the Continuing Employees to receive credit for service with the Company and its Subsidiaries (and any respective predecessors) prior to the Effective Time, to the same extent such service credit was granted under the corresponding benefit plan, policy, practice or arrangement of the Company or any of its Subsidiaries, except (i) to the extent any such service credit would result in the duplication of benefits or (ii) for purposes of any defined benefit pension plan or plan that provides retiree welfare benefits (other than any retiree welfare benefits under any Company Benefit Plan set forth on Section 4.12(a) of the Company Disclosure Letter). In addition and without limiting the generality of the foregoing, Parent shall, or shall cause the Surviving Corporation to: (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time or satisfaction of any other eligibility requirements, in any and all New Plans to the extent that (A) coverage under such New Plan replaces coverage under a

Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (collectively, the "**Old Plans**"), and (B) such Continuing Employee has satisfied all waiting time and other eligibility requirements under the Old Plan being replaced by the New Plan and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or other welfare benefits to any Continuing Employee, Parent shall cause (A) all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the extent such conditions were inapplicable or waived under the comparable Old Plan and (B) any expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e)   Notwithstanding anything in this Section 6.9 to the contrary, nothing in this Agreement, whether express or implied, shall (i) be treated as an amendment or other modification of any Company Benefit Plan, New Plan or any other employee benefit plans of the Company or Parent or as a guarantee of employment for any employee of the Company or any of its Subsidiaries, (ii) create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent of such individual) or (iii) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee.

Section 6.10   Conduct of Business by Parent Pending the Merger. Parent and Acquisition Sub covenant and agree with the Company that during the Pre-Closing Period, Parent and Acquisition Sub shall not amend or otherwise change any of the organizational documents of Acquisition Sub, except for any amendments or changes as would not reasonably be expected to prevent, delay or impair the ability of Parent and Acquisition Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 6.11   Financing.

(a)   Each of Parent and Acquisition Sub shall, and shall cause the other Parent Parties to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate the Financing and shall consummate the Rollover, in each case subject to Section 6.11(b), on the terms and subject only to the conditions set forth in the Financing Commitments (as the same may be amended in compliance with Section 6.11(b)) or any Alternative Financing (as defined below) (including any "flex" provisions applicable to the Debt Financing), including: (i) complying with and maintaining in full force and effect the Financing Commitments in accordance with the terms and subject to the conditions thereof, (ii) negotiating, entering into and delivering (and causing its Affiliates to negotiate, enter into and deliver) definitive agreements with respect to the Debt Financing on the

terms and conditions set forth in the Debt Commitment Letter (including any "flex" provisions), (iii) satisfying, on a timely basis, all conditions to the availability of the Financing and the consummation of the Rollover to the extent within Parent's, Acquisition Sub's or the other Parent Parties' control and assisting in the satisfaction of all other conditions to the Debt Financing and the definitive agreements entered into with respect to the Debt Commitment Letter, (iv) consummating the Financing in an amount, together with Company Cash on Hand not exceeding the Company Cash Amount, necessary to satisfy the Funding Obligations at or prior to the Closing, (v) consummating the Rollover immediately prior to the Effective Time, (vi) enforcing their rights under the Financing Commitments and the definitive agreements related to the Debt Financing and (vii) accepting to the extent necessary to obtain the full amount of the Debt Financing all flex provisions contemplated by the Debt Commitment Letter.

(b)   Parent shall not, and shall cause the other Parent Parties not to, agree to or permit any amendments, supplements, replacements or other modifications to, obtain any replacement of, or grant any waivers of, any condition, remedy or other provision under (i) the Equity Commitment Letter without the prior written consent of the Company or (ii) the Debt Financing (other than to effect any flex provisions set forth in the Debt Commitment Letter) without the prior written consent of the Company if such amendments, supplements, replacements, waivers or modifications would or would reasonably be expected to (A) reduce the aggregate amount of the Debt Financing or the net cash proceeds available from the Debt Financing (including, in each case, by changing the amount of fees or other amounts to be paid (including original issue discount) with respect to the Debt Financing) such that the Parent Parties will not have sufficient cash proceeds to, when together with Company Cash on Hand not exceeding the Company Cash Amount, satisfy the Funding Obligations at or prior to the Closing, (B) (1) impose new or additional conditions or contingencies to the Debt Financing or otherwise expand any of the conditions or contingencies to the Debt Financing or (2) otherwise amend, waive or modify any of the conditions or contingencies to the Debt Financing, in the case of this clause (2), in a manner that could prevent or delay the Closing or otherwise prevent, delay or impair the ability of Parent and Acquisition Sub to obtain the Debt Financing or consummate the transactions contemplated hereby or (C) otherwise expand, amend, waive or modify any provisions of, or remedies under, the Debt Commitment Letter in a manner that would or would reasonably be expected to (1) prevent, delay or make less likely the funding of the Debt Financing (or the satisfaction of the conditions to the Financing) at the Closing, (2) adversely impact the ability of Parent or any of the other Parent Parties' ability, to enforce their respective rights against the parties to the Financing Commitments or the definitive agreements with respect thereto or otherwise obtain the Debt Financing and consummate the transactions contemplated hereby, or (3) result in the termination of any Financing Commitment or any definitive agreement related thereto; provided that subject to compliance with the other provisions of this Section 6.11, Parent may amend, supplement or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, syndication agents or other Debt Financing Sources that have not executed the Debt Commitment Letter as of the date hereof (which will not change or waive the terms thereof other than to alter the commitment percentages of the parties thereto in accordance with the parameters set forth in the Debt Commitment Letter as of the date hereof). Subject to Parent's obligation to obtain Alternative Financing pursuant to Section 6.11(d), Parent shall not permit, release or

consent to the withdrawal, termination, repudiation or rescission of the Financing Commitments or any definitive agreement with respect to the Financing and shall not release or consent to the termination of the obligations of any Financing Source under the Financing or any Parent Party under the Rollover and Support Agreements, in each case of the foregoing, below an amount necessary to satisfy the Funding Obligations without the prior written consent of the Company. For purposes of this Agreement, references to "Debt Financing," "Equity Financing," "Debt Financing Sources," "Debt Commitment Letter," and "Equity Commitment Letter," shall refer to such terms as hereafter amended, supplemented, replaced or modified, to the extent such amendment, supplementation, replacement or modification is permitted by this Section 6.11(b).

(c) Parent shall not (and shall cause the other Parent Parties not to): (i) award any agent, broker, investment banker, financial advisors or other firm or Person, except for Moelis & Company LLC and J.P. Morgan Securities LLC, any financial advisory role on an exclusive basis in connection with the Merger or the other transactions contemplated hereby or (ii) prohibit or restrict or seek to prohibit or restrict any bank or investment bank or other Third Party potential provider of debt or equity financing from providing or seeking to provide financing or financial advisory services to any Person (other than the Parent Parties) in connection with a transaction relating to the Company or its Subsidiaries or in connection with the Merger or the other transactions contemplated hereby.

(d) In the event that (i) all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including any flex provisions applicable thereto) or (ii) the Company informs Parent in writing that the Company Cash on Hand is expected to be less than the Company Cash Amount at the time that Parent is expected to be required to effect the Closing and as a result Parent will not have sufficient funds available at the Closing to consummate the transactions contemplated by this Agreement, Parent and Acquisition Sub shall, and shall cause the other Parent Parties to, within five (5) Business Days after the occurrence of such event, notify the Company in writing thereof and promptly after the occurrence of such event, (A) use their respective commercially reasonable efforts to take any and all actions to arrange and obtain alternative financing from the same or alternative financial institutions in an amount sufficient to enable Parent and Acquisition Sub to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement, that does not impose any conditions or contingencies that would be reasonably expected to prevent or delay the Closing or contain any terms that would reasonably be expected to prevent, delay or impair the ability of Parent and Acquisition Sub to obtain the Debt Financing or consummate the transactions contemplated hereby, as compared to the conditions and other terms set forth in the Debt Commitment Letter as of the date hereof (as amended in accordance with Section 6.11(b)), taking into account any flex provisions thereof as promptly as practicable following the occurrence of such event (the "*Alternative Financing*") and (B) obtain and deliver a debt commitment letter to the Company with respect to such Alternative Financing, including true, correct and complete copies of any related executed fee letters, engagement letters and other agreements (provided that such fee letters may be redacted in the same manner as permitted by Section 5.7(a)) (collectively, including all exhibits, schedules, amendments, supplements, modifications and annexes thereto, a "*New Debt Commitment Letter*"); provided that, in no event shall Parent or Acquisition Sub be required to, and in no event shall its commercially reasonable

efforts be deemed or construed to require it to, obtain Alternative Financing that includes terms and conditions, taken as a whole, that are less favorable to Parent or Acquisition Sub than the terms and conditions, taken as a whole, set forth in the Debt Commitment Letter as of the date hereof (taking into account any "market flex" provisions applicable thereto contained in the related fee letter) or would require it to pay any fees or agree to pay any interest rate amounts or original issue discount, in either case, materially in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (taking into account any "market flex" provisions applicable thereto contained in the related fee letter). For purposes of this Agreement, references to "Financing" shall include the financing contemplated by any Alternative Financing and New Debt Commitment Letter to the extent permitted by this Section 6.11(d), and references to "Debt Commitment Letter", "Debt Financing Sources", or "Financing" shall include such documents (or commitments or financing sources, as applicable) in connection with any Alternative Financing and New Debt Commitment Letter to the extent permitted by this Section 6.11(d).

(e)   Parent and Acquisition Sub shall (i) furnish the Company with complete, correct and executed copies (promptly upon their execution) of each amendment, supplement, replacement, waiver or other modification of the Financing Commitments and definitive financing documents for the Debt Financing (but, in the case of any fee letter or amendment thereto, subject to the redaction of such fee letter in a manner consistent with Section 5.7(a) hereof), (ii) give the Company prompt written notice of any (A) breach or default or any event that, with or without notice, lapse of time or both, would (or would reasonably be expected to) give rise to any default or breach by any party to the Financing Commitments of which Parent or Acquisition Sub becomes aware, including the receipt of any written notice or other written communication from any Financing Source with respect to any breach or default (or alleged breach or default) by any party to the Financing Commitments, (B) material dispute or disagreement between or among any parties to any Financing Commitments or the definitive documents relating to the Financing (other than ordinary course negotiations between the parties to the Financing Commitments) that would reasonably be expected to (1) result in all or any portion of the Financing Commitments becoming unavailable on the terms and conditions contemplated by the Financing Commitments (including, in respect of the Debt Commitment Letter, any flex provisions applicable thereto), (2) delay or make less likely the funding of the Financing (or the satisfaction of the conditions to the Financing) at the Closing or (3) impose new conditions or expand existing conditions to the funding of the Financing Commitments, (C) withdrawal, repudiation or termination or written threat of withdrawal, repudiation or termination thereof of which Parent or Acquisition Sub becomes aware or (D) event or circumstance that makes a condition precedent relating to the Financing or the Rollover unable to be satisfied by any party, (iii) notify the Company promptly (and in any event within two (2) Business Days) if for any reason Parent or Acquisition Sub no longer believes in good faith that it will be able to obtain all or any portion of the Financing or Rollover contemplated by the Financing Commitments on the terms and from the sources described therein and (iv) otherwise keep the Company, upon its request, reasonably and promptly informed of the status of its efforts to arrange the Financing (including any Alternative Financing), including by providing the Company with drafts of the definitive agreements or offering memoranda, as applicable, relating to the Financing a reasonable period of time prior to their execution or use.

(f)   Without the prior written consent of Parent or the Company, as applicable (such consent not to be unreasonably withheld, conditioned or delayed), each of Parent and Acquisition Sub shall not, and shall cause the other Parent Parties not to, and the Company shall not, and shall cause each of its Subsidiaries not to, meet or have any communications with any of the Rating Agencies, except for (i) meetings that the Company's Representatives (who shall be designated by the Special Committee and mutually agreeable to Parent) or Parent's Representatives (who shall be mutually agreeable to the Company), as applicable, are given an opportunity to attend, (ii) written communications and materials so long as the sending party provided the other party with a reasonable opportunity to review and to propose comments on such written communications and materials, which the sending party will consider in good faith, and (iii) meetings or communications between Liverpool and the Rating Agencies that also issue credit ratings for Liverpool or its indebtedness so long as such meetings and communications make no reference to matters that would reasonably be expected to impact the credit ratings of the Company or its indebtedness, including the Senior Notes. Without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), each of Parent and Acquisition Sub shall not, and shall cause the other Parent Parties not to, make any statement, take any action, or refrain from taking any action inconsistent with the materials and communications provided to the Rating Agencies prior to the date of this Agreement to the extent relating to this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby or relating to the Parent Parties, the Surviving Corporation, or its Subsidiaries following the Effective Time. Parent and Acquisition Sub shall, and shall cause the other Parent Parties to, inform their Representatives who would be reasonably expected to meet or communicate with the Rating Agencies or make statements relating to the Company, its Subsidiaries, and the transactions contemplated by this Agreement of the terms of this Section 6.11(f) and the obligations of the Parent Parties hereunder.

(g)   Between the date of this Agreement and the Closing, Parent shall not, nor shall it permit any of its Subsidiaries to, incur any indebtedness for borrowed money without the Company's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Between the date of this Agreement and the Closing, Parent shall not, and shall cause the other Parent Parties not to, enter into any Contract that would increase the indebtedness of Parent or its Subsidiaries, including the Company, following the Closing, except as provided in the Debt Commitment Letter.

Section 6.12   Financing Cooperation.

(a)   Prior to the Closing, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, in each case, at Parent's sole cost and expense, provide customary cooperation reasonably requested by Parent or Acquisition Sub to assist Liverpool, Parent or Acquisition Sub in connection with their efforts to obtain the Debt Financing, and, to the extent applicable, the Liverpool Debt Financing, the Notes Enhancements and the Company Note Offer and Consent Solicitation, which cooperation shall include using reasonable best efforts to:

(i)   furnish, or cause to be furnished to, Liverpool, Parent, Acquisition Sub and the Debt Financing Sources or Liverpool Debt Financing Sources the Required Financial Statements and the Projections and such other financial statements, schedules, other financial data or other information regarding the Company and its Subsidiaries that are (A) in the possession of the Company or reasonably available to the Company without undue burden or expense at such time and (B) reasonably requested by Liverpool, Parent, the Debt Financing Sources or the Liverpool Debt Financing Sources, except that the Company shall not be required to provide preliminary summary financial results or any trends discussion for any fiscal period of the Company for which historical financial statements or earnings release have not yet been made public (the "**Pre-Release Information**") unless (w) the Pre-Release Information is consistent with the amount of information disclosed on Section 6.12(a) of the Company Disclosure Letter (except that any Pre-Release Information that is provided for due diligence purposes only and which shall not be disclosed orally or in writing in any offering material or otherwise shall not be limited to such amount of information), (x) the Company is confident of the accuracy of such Pre-Release Information, (y) disclosure of such Pre-Release Information is advisable or necessary, in the view of the Debt Financing Sources, Liverpool Debt Financing Sources or dealer manager with respect to a Company Note Offer and Consent Solicitation, at the time the offering or solicitation is being made, and (z) the Company has been given reasonable opportunity to review and provide comments on the proposed disclosure;

(ii)   participate in a reasonable number of lender meetings, lender and investor presentations, drafting and due diligence sessions and meetings with the Rating Agencies, in each case, upon reasonable advance notice, during normal business hours and at mutually agreed times and locations (which, at the Company's option, may be attended via teleconference or virtual meeting platforms);

(iii)   provide reasonable assistance to Parent and Liverpool in the preparation of customary rating agency presentations, customary bank information memoranda and similar documents reasonably and customarily required in connection with the Debt Financing, the Liverpool Debt Financing and Company Note Offer and Consent Solicitation, in each case, solely with respect to information relating to the Company and its Subsidiaries;

(iv)   furnish Parent for distribution to the Debt Financing Sources and the trustee and holders of the Senior Debt, as promptly as practicable with such information regarding the Company and its Subsidiaries as is customary in connection with, and otherwise provide customary assistance with, establishing any security required by the Debt Financing and Notes Enhancements (and perfection thereof, but with respect to perfection, only to the extent such perfection is required, pursuant to the terms of the Debt Commitment Letter, to be accomplished at the Effective Time);

(v)   cooperate with Parent in obtaining customary appraisals and field examinations required in connection with the Debt Financing upon reasonable advance notice, during normal business hours and at mutually agreed times, including permitting

prospective lenders or investors involved in the Debt Financing to evaluate the Company's and its Subsidiaries' inventory, equipment, current assets, cash management systems, accounting systems and policies and procedures relating thereto for the purpose of establishing customary collateral arrangements and conducting customary collateral-related diligence, in each case, to the extent necessary to obtain any portion of the Debt Financing consisting of an asset-based credit facility;

(vi) ensure that an officer of the Company executes prior to the Closing customary "authorization" letters in connection with bank information memoranda authorizing the distribution of information to prospective lenders; provided that such customary authorization letters (or the bank information memoranda in which such letters are included) shall include customary language that exculpates the Company, each of its Subsidiaries and their respective Representatives from any liability in connection with the unauthorized use by the recipients thereof of the information set forth in any such bank confidential information memoranda or similar memoranda or report distributed in connection therewith;

(vii) deliver at least four (4) Business Days prior to the Closing Date information and documentation related to the Company and its Subsidiaries required and reasonably requested in writing by Parent or Acquisition Sub at least ten (10) Business Days prior to the Closing Date with respect to compliance under applicable "know your customer" and anti-money laundering rules and regulations, including the USA PATRIOT Act;

(viii) arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing (including the Payoff Letter) providing for the payoff, discharge and termination on the Closing Date of the Debt Payoff Amount (and cooperate in the replacement, backstop or cash collateralization of any outstanding letters of credit issued for the account of the Company or any of its Subsidiaries);

(ix) consult with Parent in connection with the negotiation of such definitive financing documents and agreements with respect to the Debt Financing, any Notes Enhancements and any Company Note Offer and Consent Solicitation and such other customary documents as may be reasonably requested by Parent with respect thereto;

(x) assist in borrowing base certificates required in connection with the Debt Financing for borrowings to be made on the Closing Date;

(xi) request that its independent accountants provide, and using reasonable best efforts to cause them to provide, with respect to the Liverpool Debt Financing referred to in clause (ii) of the definition thereof and any Company Note Offer and Consent Solicitation, and solely with respect to financial information relating to the Company and its Subsidiaries, comfort letters (including "negative assurance" comfort), agreed upon procedures letters (if

required) and consents for use of their reports, in each case, consistent with customary market practice and on customary terms for similar financings and offerings;

(xii)   introducing Parent to the existing banking relationships of the Company and its Subsidiaries; and

(xiii)   permit the reasonable use by Parent and its Affiliates of the Company's and its Subsidiaries' logos, names and trademarks for syndication and underwriting, as applicable, of the Debt Financing, the Liverpool Debt Financing, Company Note Offer and Consent Solicitation and any Notes Enhancements, provided that such logos, names and trademarks are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks;

provided that in no event shall the Company have any cooperation obligations under this Section 6.12(a) in respect of the Liverpool Debt Financing other than pursuant to clauses (i), (ii), (iii), (vi), (xi) and (xiii) of this Section 6.12(a).

(b)   Between the date of this Agreement and the Effective Time, Parent may (or, at Parent's request, the Company shall) commence and conduct any of (x) a consent solicitation with respect to the Senior Debt and the related indentures to obtain from the requisite holders thereof consent to certain amendments to such Senior Notes or the related indentures (a "*Consent Solicitation*"), (y) an offer to exchange any or all of the outstanding Senior Debt for securities (secured or unsecured) of the Company (an "*Offer to Exchange*" and together with the Consent Solicitation, if any, a "*Company Note Offer and Consent Solicitation*") or (z) any Notes Guarantee. Between the date of this Agreement and the Closing, Parent shall (or, at Parent's request, the Company shall) use reasonable best efforts to give effect to the Notes Security Grant as promptly as reasonably practicable after the date hereof, and in the event that Parent does not take such actions or request that the Company take such actions, the Company shall be entitled to take such actions for all purposes under this Agreement. The effectiveness of each Company Note Offer and Consent Solicitation or any Notes Enhancements shall be expressly conditioned on the occurrence of the Effective Time. Each Company Note Offer and Consent Solicitation shall be conducted on such terms and conditions as may be proposed by Parent and are reasonably acceptable to the Company, except that Parent shall have the right to determine the terms set forth on Section 6.12(b) of the Parent Disclosure Letter after reasonable consultation with the Company; provided that the terms and conditions of any Company Note Offer and Consent Solicitation shall comply with any applicable provisions of the terms of the Senior Debt and the related indentures under which they are issued, the Existing Credit Agreement, the other Company Material Contracts, and applicable Law, including applicable SEC rules and regulations, and shall not reasonably be expected to result in the Debt Financing or the Liverpool Debt Financing being unavailable at the time that Parent is expected to be required to effect the Closing. Parent shall not conduct (or request that the Company conduct) any Company Note Offer and Consent Solicitation in a manner that would violate any applicable provisions of the terms of the Senior Debt and the indentures under which they are issued, the Existing Credit Agreement, or any other Company Material Contract or applicable Law, including applicable SEC rules and regulations, or in a

manner that would reasonably be expected to result in the Debt Financing or the Liverpool Debt Financing being unavailable at the time that Parent is expected to be required to effect the Closing. Notwithstanding anything to the contrary in Section 6.12(a), (i) Parent shall be responsible for the preparation of any consent solicitation statement, offer to exchange, letter of transmittal, registration statement, prospectus, offering memorandum, other securities filing, and any other document related to or in connection with each Company Note Offer and Consent Solicitation (the "***Offer and Consent Solicitation Documents***") and any documentation in connection with the Notes Enhancements (the "***Notes Enhancements Documents***"), subject to the Company's rights under the second sentence of this Section 6.12(b), (ii) Parent shall consult with the Company and afford the Company a reasonable opportunity to review and comment on the Offer and Consent Solicitation Documents and any Notes Enhancements Documents and will consider and include any comments raised by the Company unless Parent objects thereto in good faith, (iii) Parent shall be responsible for the payment of all fees, costs and expenses in connection with such Company Note Offer and Consent Solicitation and any Notes Enhancements, (iv) Parent shall identify and engage any dealer manager, solicitation, information, collateral agent, collateral trustee, and depositary agents, trustees and other agents and advisors in connection with any Company Note Offer and Consent Solicitation and Notes Enhancements, who shall be reasonably acceptable to the Company, and the fees and expenses thereof will be paid directly by Parent, and (v) Parent shall cause its counsel to provide all legal opinions customary or required in connection with the transactions and actions contemplated by this Section 6.12(b). Without limiting Section 6.12(a), and subject to the limitations of Section 6.12(b), the Company shall use its reasonable best efforts, and shall cause its Subsidiaries to use their reasonable best efforts to, in each case, at Parent's sole cost and expense, if requested by Parent, execute (in a form reasonably acceptable to the Company), file (if applicable) and deliver the Offer and Consent Solicitation Documents and any Note Enhancement Documents. Promptly following the expiration of the Consent Solicitation and subject to the receipt of any requisite consents, the Company shall (I) execute one or more supplemental indentures to the indenture governing each series of Senior Debt subject to the Consent Solicitation, in accordance with the terms thereof and providing for the amendments, security and guarantee arrangements, as applicable, contemplated in the Offer and Consent Solicitation Documents and (II) use reasonable best efforts to cause the trustee under such indenture to enter into such supplemental indentures; provided that notwithstanding the fact that such supplemental indentures may become effective earlier, the proposed amendments set forth therein shall not become operative until the Effective Time. As promptly as reasonably practicable after the finalization of the applicable Notes Enhancements Documents, the Company shall (I) execute one or more supplemental indentures to the indenture governing each series of Senior Debt subject to the Notes Security Grant (and the Notes Guarantees, if applicable, and any related security agreements and related documents), in accordance with the terms thereof and providing for the amendments, security and guarantee arrangements, as applicable, contemplated in the Notes Security Grant (or Notes Guarantees) and (II) use reasonable best efforts to cause the trustee under such indenture to enter into such supplemental indentures and any related agreements; provided that notwithstanding the fact that such supplemental indentures may become effective earlier, the proposed amendments set forth therein shall not become operative until the Effective Time. The consummation of any Company Note Offer and Consent Solicitation or any Notes Enhancement shall not be a condition to Closing, and, for the avoidance of doubt, the parties shall be required to

effect the Closing at the time the Merger is required to be consummated in accordance with <u>Section 2.2</u> whether or not any Company Note Offer and Consent Solicitation or any Notes Enhancement shall have been consummated.

(c)   The cooperation and other obligations contemplated by <u>Section 6.12(a)</u> and <u>(b)</u> shall not require the Company or its Subsidiaries or any of their Representatives to:

(i)   take any action that would (or would reasonably be expected to) cause any representation, warranty, covenant or other obligation in this Agreement to be breached or any closing condition to fail to be satisfied or would be reasonably expected to decrease the Company Cash on Hand below the Company Cash Amount at the time that Parent is expected to be required to effect the Closing;

(ii)   waive or amend any terms of this Agreement;

(iii)   execute, deliver, enter into, approve or perform any agreement, commitment, document or instrument, or modification of any agreement, commitment, document or instrument other than (A) the authorization letter contemplated by <u>Section 6.12(a)(vi)</u>, (B) as required by the express terms of <u>Section 6.12(b)</u> and (C) those agreements, commitments, documents or instruments that are executed or delivered, as applicable, by Persons who will continue as officers of the Company or its Subsidiaries after the Closing and are subject to and contingent upon, and would not be effective prior to, the Closing;

(iv)   deliver or cause the delivery of any legal opinions or any certificate as to solvency or any other certificate in connection with the Debt Financing other than the authorization letter contemplated by <u>Section 6.12(a)(vi)</u>;

(v)   adopt any resolutions, execute any consents or otherwise take any corporate or similar action other than any resolutions or consents by Persons who will continue as directors or managers, as applicable, of the Company or its Subsidiaries after the Closing that are subject to and contingent upon, and would not be effective prior to, the Closing;

(vi)   pay any commitment or other similar fee, incur or reimburse any costs or expenses or incur any liability or obligation of any kind or give any indemnities prior to the Closing;

(vii)   take any action if doing so could reasonably be expected to cause any director, officer, employee or stockholder of the Company or its Subsidiaries or their respective Representatives to incur any personal liability;

(viii)   provide, or cause to be provided, any information the disclosure of which is prohibited or restricted under applicable Law or any binding agreement with a

Third Party or is legally privileged or consists of attorney work product or could reasonably be expected to result in the loss of any attorney-client privilege;

(ix)   take any action that will conflict with or violate its organizational documents or any Laws or result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party;

(x)   take any action that will unreasonably interfere with the ongoing operations of the Company and its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or its Subsidiaries;

(xi)   prepare or deliver any financial statements or other financial data other than the Required Financial Statements and the Projections and the Pre-Release Information and such other financial statements, schedules, other financial data or other information regarding the Company and its Subsidiaries that are (A) in the possession of the Company or reasonably available to the Company without undue burden or expense at such time and (B) reasonably requested as provided in Section 6.12(a)(i), it being understood that under no circumstances shall the Company and its Subsidiaries be required to provide pro forma financial information, projections or other pro forma adjustments other than the Projections, all of which shall be the responsibility of Parent and Acquisition Sub (it being understood that while the Company shall be responsible for producing the Projections, Parent and Acquisition Sub shall provide the Company with the pro forma adjustments necessary to prepare such Projections on a pro forma basis for the transactions contemplated hereby); or

(xii)   provide or prepare (1) any description of all or any portion of the Financing, the Liverpool Debt Financing, any Company Note Offer and Consent Solicitation, or any securities issued in lieu thereof, including any "capitalization" (with respect to any Parent Party), "description of notes," "description of other indebtedness" or "plan of distribution," any such description to be included in liquidity and capital resources disclosure or other information customarily provided by a lead arranger or an initial purchaser or underwriter, (2) risk factors relating to all or any component of the Financing, the Liverpool Debt Financing, any Company Note Offer and Consent Solicitation or any securities issued in lieu thereof, (3) any other information required by Rules 3-05 (with respect to acquisitions made by the Company or the Company's Subsidiaries), 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or information required by required by Item 302, 402, 403, 404 or 601 of Regulation S-K under the Securities Act, as such provisions may be subsequently amended or supplemented and any additional related provisions of Regulation S-X or Regulation S-K that may be applicable to Financing, the Liverpool Debt Financing, any Company Note Offer and Consent Solicitation, or any securities issued in lieu thereof as may be implemented and applicable or any information regarding executive compensation and related person disclosure or XBRL exhibits and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) financial statements or other financial data (including selected financial data)

for any period earlier than the fiscal year ended January 28, 2023 in the case of the Company and its Subsidiaries, (5) (A) the effects of purchase accounting or any adjustments related thereto for any applicable transaction, or (B) any tax consideration or use of proceeds disclosure, or (6) projections or other forward-looking statements other than the Projections (clauses (1) through (6), the "*Excluded Information*").

(d)   Parent shall be solely responsible for the contents (other than historical information of the Company and its Subsidiaries) and determination of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information. Any offering materials, presentations, bank information memoranda and other documents prepared by or on behalf of or utilized by Parent, Acquisition Sub or Liverpool, or the Debt Financing Sources or the Liverpool Debt Financing Sources, in connection with the Parent Parties' financing activities in connection with the transactions contemplated hereby (including any Company Note Offer and Consent Solicitation or Notes Enhancement), which include any information provided by the Company or any of its Affiliates or Representatives, including any offering memorandum, banker's book, prospectus or similar document used, or any other written offering materials used, in connection with any Debt Financing or Liverpool Debt Financing, shall include a conspicuous and customary disclaimer to the effect that none of the Company or any of its Subsidiaries or any of their respective Representatives have any responsibility for the content of such document and disclaim all responsibility therefor.

(e)   Parent shall promptly upon request reimburse the Company for any reasonable and documented out-of-pocket expenses and costs (including outside attorneys' fees and disbursements) incurred in connection with the Company's, its Subsidiaries' or their respective Representatives' obligations under this Section 6.12 (it being understood that the reimbursement set forth in this paragraph shall not apply to any fees, costs and expenses that are incurred by, or on behalf of, the Company in connection with its ordinary course financial reporting requirements or which would have been incurred regardless of any cooperation with the Debt Financing, Liverpool Debt Financing or any Company Note Offer and Consent Solicitation); provided that Parent's reimbursement obligations under this Section 6.12(e), except with respect to any Company Note Offer and Consent Solicitation or any Notes Enhancement, shall only be required to be paid if this Agreement is terminated without the Closing having occurred.

(f)   Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs (including cost of investigation), settlement payments, injuries, liabilities, judgments, awards, penalties, fines, Tax or expenses (including reasonable and documented out-of-pocket attorneys' fees and disbursements) suffered or incurred by any of them as a result of, or in connection with, the Company's, its Subsidiaries' or their respective Representatives' obligations under this Section 6.12, the Debt Financing, the Liverpool Debt Financing, any Company Note Offer and Consent Solicitation, or any Notes Enhancement, or any information used in connection with the Debt Financing, the Liverpool Debt Financing, any Company Note Offer and Consent Solicitation or any Notes Enhancement and any action taken by any of them at the request of Liverpool, Parent, Acquisition Sub, any Debt Financing Sources or any Liverpool Debt Financing Sources pursuant

to this Section 6.12 or otherwise in accordance with this Section 6.12, except, in each case, to the extent such losses, damages, claims, costs (including cost of investigation), settlement payments, injuries, liabilities, judgments, awards, penalties, fines, Tax or expenses (including outside attorneys' fees and disbursements) arose from the fraud, gross negligence, bad faith, intentional misrepresentation or willful misconduct by of the Company, its Subsidiaries or any of their respective Representatives, as determined in a final, non-appealable judgment of a court of competent jurisdiction.

(g)   Notwithstanding anything herein to the contrary, Parent acknowledges and agrees that a breach of this Section 6.12 shall only constitute a material breach of the Company for purposes of Section 7.2(b) if (i) such breach is a material breach, (ii) Parent has provided the Company with written notice of such material breach (with reasonable specificity as to the basis for such breach and detailing in good faith reasonable steps that the Company could take to comply with this Section 6.12 in order to cure such breach) and the Company has failed to cure such breach in a reasonably timely manner, and (iii) such breach is the proximate cause of the Debt Financing not being consummated.

Section 6.13   Acquisition Sub; Parent Parties.

(a)   During the Pre-Closing Period, Parent shall take all actions necessary to (i) cause Acquisition Sub and the other Parent Parties to perform their respective obligations under this Agreement and under the other Transaction Documents and (ii) ensure that, prior to the Effective Time, Acquisition Sub shall not engage in any activity, conduct any business, incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement or in furtherance of the transactions contemplated by this Agreement and the Financing. Any Consent or waiver by Parent under this Agreement shall be deemed to also be a Consent or waiver by Acquisition Sub.

(b)   Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Acquisition Sub of, and the compliance by Acquisition Sub with, all of the covenants, agreements, obligations and undertakings of Acquisition Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Acquisition Sub hereunder. Parent shall, immediately following the execution and delivery of this Agreement, approve this Agreement in its capacity as sole shareholder of Acquisition Sub in accordance with applicable Law and the certificate of incorporation and bylaws of Acquisition Sub.

Section 6.14   No Control of the Company's Business.   Nothing contained in this Agreement is intended to give Parent, Acquisition Sub or any of the other Parent Parties, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

Section 6.15   Rule 16b-3 Matters. Notwithstanding anything in this Agreement to the contrary, prior to the Effective Time, the Company shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of the Company (including any derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.16   Stock Exchange Matters. The Company shall cooperate with Parent to cause the Company's securities to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time; provided that such de-listing and termination shall not be effective until after the Effective Time.

Section 6.17   Shareholder Litigation. During the Pre-Closing Period, (a) the Company shall promptly advise Parent in writing of any threatened or commenced Action by a shareholder of the Company (other than the Parent Parties) against the Company or its directors or officers (in their capacities as such) arising out of or relating to this Agreement or the transactions contemplated by this Agreement and shall keep Parent reasonably informed regarding any such Action, (b) the Company shall control the defense of such shareholder Action and shall consult with Parent on significant decisions related to the defense, settlement or prosecution of any such shareholder Action (provided, that this obligation shall not require any communication that could reasonably result in a waiver of the attorney-client privilege between the Company and its counsel), and (c) the Company shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such shareholder Action arising or resulting from the transactions contemplated by this Agreement, or consent to the same without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Parent shall promptly advise the Company of any threatened or commenced Action by a shareholder of the Company against Parent, Acquisition Sub or any of the Parent Parties in their capacity as shareholders of the Company arising out of or relating to this Agreement or the transactions contemplated by this Agreement after the date hereof. If such a shareholder Action is commenced, the applicable Parent Party or Parent Parties may, upon written notice to the Company, assume control of the defense of any claim that relates solely to Parent, Acquisition Sub, or any Parent Party in its capacity as a shareholder, and the Company shall have the same consultation and consent rights with respect to such defense as Parent would have with respect to a shareholder Action under the first sentence of this Section 6.17.

Section 6.18   Takeover Laws. Each of the parties hereto shall use all reasonable efforts (a) to take all action necessary so that no Takeover Law is or becomes applicable to restrict or prohibit this Agreement, the Merger or the other transactions contemplated by this Agreement and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, to take all action necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize (to the greatest extent possible) the effects of such Takeover Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 6.19   Repayment of Indebtedness. In connection with and conditioned upon the Effective Time, Parent shall provide and make available to the Company in immediately available funds an amount equal to that which is necessary for the Company and its Subsidiaries to repay and discharge in full all amounts outstanding or otherwise due and owing pursuant to the terms of the Existing Credit Agreement (including, without limitation, the pledge or deposit of cash collateral or issuance of backstop letters of credit in respect of the Company's or any of its Subsidiaries' existing letters of credit) (the "***Company Debt***") in accordance with the Payoff Letter relating thereto, including accrued interest thereon and all fees and other obligations (including premiums, make-whole amounts, penalties or other charges or amounts that become payable thereunder as a result of the prepayment thereunder or the consummation of the transactions contemplated at the Closing or that may become due and payable at the Effective Time) of the Company or any of its Subsidiaries thereunder (collectively, the "***Debt Payoff Amount***") and cause all Liens related to the Debt Payoff Amount to be terminated (other than the pledge or deposit of cash collateral in respect of the Company's or any of its Subsidiaries' existing letters of credit) in accordance with the Payoff Letter relating thereto. Subject to Parent's compliance with the previous sentence, the Company shall pay (or shall cause to be paid) the Debt Payoff Amount to the Persons specified in the relevant Payoff Letter as promptly as practicable following the date the Company receives such Debt Payoff Amount, but no sooner than the Effective Time. The Company shall, on or prior to the Closing Date, provide Parent with a customary payoff letter (the "***Payoff Letter***") from the agents on behalf of the financial institutions or other lenders party to the Existing Credit Agreement, which Payoff Letter shall set forth the aggregate amount required to satisfy in full all such indebtedness of the Company or any of its Subsidiaries under the Existing Credit Agreement to be discharged at the Closing, together with pay-off instructions for making such repayment on the Closing Date.

Section 6.20   Special Dividend. Prior to and contingent upon the occurrence of the Closing, the Company shall be permitted to declare in accordance with applicable Law a special cash dividend (the "***Special Dividend***") to holders of record of Company Common Stock as of a date that is no later than one trading day prior to the Effective Time in an amount equal to (a) $0.25 per share of Company Common Stock or (b) if such amount would result in the Company Cash on Hand as of immediately prior to the Effective Time being less than $410,000,000 after giving effect to the aggregate amount of the Special Dividend to be paid on the issued and outstanding shares of Company Common Stock, Vested Company Options, Vested Company RSUs, and Vested Company PSUs (such aggregate amount, the "***Special Dividend Payment***"), the greatest amount per share of Company Common Stock less than $0.25 that would result in there being $410,000,000 in Company Cash on Hand as of immediately prior to the Effective Time after giving effect to the Special Dividend Payment (the "***Special Dividend Per Share Amount***"). For the avoidance of doubt, if the payment of the Special Dividend in an amount of $0.01 per share of Company Common Stock would cause there to be less than $410,000,000 in Company Cash on Hand as of immediately prior to the Effective Time after giving effect thereto, then there shall be no Special Dividend pursuant to this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1   Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent not prohibited by Law) waiver by each of the Company, Parent and Acquisition Sub at or prior to the Effective Time of the following conditions:

(a)   the Requisite Shareholder Approvals shall have been obtained;

(b)   the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

(c)   no court of competent jurisdiction in the United States shall have issued or entered any Order that is then in effect that prohibits, enjoins or makes illegal the consummation of the Merger; and

(d)   no Below Investment Grade Rating Event shall have occurred and is continuing.

Section 7.2   Conditions to Obligations of Parent and Acquisition Sub to Effect the Merger. The obligations of Parent and Acquisition Sub to effect the Merger are, in addition to the conditions set forth in Section 7.1, further subject to the satisfaction or (to the extent not prohibited by Law) waiver by Parent at or prior to the Effective Time of the following conditions:

(a)   (i) each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.2(a), (b) and (c) (Capitalization), Section 4.3 (Authority Relative to Agreement), Section 4.9(b) (Absence of Certain Changes or Events), Section 4.19 (Vote Required), and Section 4.20 (Brokers)), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct as of the date hereof and as the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct on and as of such other date)), other than failures to be true and correct as would not, individually or in the aggregate, have a Company Material Adverse Effect; (ii) the representations and warranties of the Company set forth in the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.3 (Authority Relative to Agreement), Section 4.19 (Vote Required), and Section 4.20 (Brokers) shall be true and correct in all material respects on the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct in all material respects on and as of such other date)); (iii) the representations and warranties of the Company set forth in Section 4.2(a), (b) and (c) (Capitalization) shall be true as of the Specified Date in all but *de*

minimis respects and (iv) the representation and warranty of the Company set forth in <u>Section 4.9(b)</u> (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date;

(b)   the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date; and

(c)   the Company shall have delivered a certificate to Parent, dated as of the Closing Date and duly executed by a senior executive officer (or similar authorized person) of the Company, certifying to the effect that the conditions set forth in <u>Section 7.2(a)</u> and <u>(b)</u> have been satisfied.

Section 7.3   <u>Conditions to Obligation of the Company to Effect the Merger</u>.   The obligation of the Company to effect the Merger is, in addition to the conditions set forth in <u>Section 7.1</u>, further subject to the satisfaction or (to the extent not prohibited by Law) waiver by the Company at or prior to the Effective Time of the following conditions:

(a)   each of the representations and warranties of Parent and Acquisition Sub contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to another date in which case such representations and warranties shall be true and correct in all material respects on and as of such other date);

(b)   Parent and Acquisition Sub shall have performed or complied in all material respects with their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing Date; and

(c)   Parent shall have delivered a certificate to the Company, dated as of the Closing Date and duly executed by a senior executive officer of Parent, certifying to the effect that the conditions set forth in <u>Section 7.3(a)</u> and <u>Section 7.3(b)</u> have been satisfied.

ARTICLE VIII

<u>TERMINATION</u>

Section 8.1   <u>Termination</u>. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Shareholder Approvals are obtained (except as otherwise expressly noted), as follows:

(a)   by mutual written consent of each of Parent and the Company;

(b)   by either Parent or the Company, if:

(i)　the Merger shall not have been consummated on or before 5:00 p.m. (New York City time) on September 22, 2025 (the "***Outside Date***"); <u>provided</u> that the right to terminate this Agreement pursuant to this <u>Section 8.1(b)(i)</u> shall not be available to any party hereto if the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform or comply with any of its obligations contained in this Agreement has been the proximate cause of, or primarily resulted in, the failure of the Closing to have occurred on or before such date;

(ii)　prior to the Effective Time, any court of competent jurisdiction in the United States shall have issued or entered any Order permanently restraining, enjoining or otherwise prohibiting the Merger, and such Order shall have become final and non-appealable;

(iii)　the Requisite Shareholder Approvals shall not have been obtained at the Shareholders' Meeting duly convened therefor at which this Agreement has been voted upon; <u>provided</u> that the right to terminate this Agreement under this <u>Section 8.1(b)(iii)</u> shall not be available to a party if the failure to obtain the Requisite Shareholder Approvals was primarily due to the failure in any material respect of such party to perform any of its obligations under this Agreement (and in the case of Parent, including the failure of Acquisition Sub to perform any of its obligations under this Agreement or the failure of any Parent Party to perform its obligations under Section 2 of the Rollover and Support Agreements); or

(iv)　a Below Investment Grade Rating Event has occurred and is continuing; <u>provided</u> that the right to terminate this Agreement under this <u>Section 8.1(b)(iv)</u> shall not be available to Parent or the Company until the date that is forty-five (45) days after the Below Investment Grade Rating Event has occurred;

(c)　by the Company, if:

(i)　Parent or Acquisition Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in <u>Section 7.3(a)</u> or <u>Section 7.3(b)</u> to be satisfied, (B) has been identified by the Company in a written notice delivered to Parent and (C) is not capable of being cured, or is not cured, by Parent or Acquisition Sub on or before the earlier of (1) the date that is three (3) Business Days prior to the Outside Date or (2) the date that is thirty (30) calendar days following the Company's delivery of written notice to Parent or Acquisition Sub, as applicable, of such breach; <u>provided</u> that the Company shall not have the right to terminate this Agreement pursuant to this <u>Section 8.1(c)(i)</u> if the Company shall have breached, or failed to perform, any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in <u>Section 7.2(a)</u> or <u>Section 7.2(b)</u> would not be satisfied;

(ii)   prior to receipt of the Requisite Shareholder Approvals, (A) the Company shall have received a Superior Proposal, (B) the Company Board (acting upon the recommendation of the Special Committee) shall have authorized the Company to enter into a definitive acquisition agreement with respect to such Superior Proposal, (C) the Company shall have complied with Section 6.5(e) in respect of such Superior Proposal and (D) substantially concurrently with such termination, the Company shall have paid (or caused to be paid) to Parent or its designee the Company Termination Fee as specified in Section 8.3(a)(ii); or

(iii)   after the Inside Date, (A) all of the conditions set forth in Section 7.1 and Section 7.2 shall have been satisfied (other than those conditions (1) the failure of which to be satisfied is attributable primarily to a breach or failure to perform by Parent or Acquisition Sub of its representations, warranties, covenants or agreements hereunder or (2) that by their terms are capable of being satisfied only on the Closing Date, so long as such conditions in this clause (2) are at the time of termination capable of being satisfied as if such time were the Closing or (to the extent not prohibited by Law) waived by the party hereto entitled to waive such conditions), (B) the Company shall have notified Parent in writing that all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions (1) the failure of which to be satisfied is attributable primarily to a breach or failure to perform by Parent or Acquisition Sub of its representations, warranties, covenants or agreements hereunder or (2) that by their terms are capable of being satisfied only on the Closing Date, so long as such conditions in this clause (2) are at the time of termination capable of being satisfied as if such time were the Closing or (to the extent not prohibited by Law) waived by the party hereto entitled to waive such conditions) and it stands ready, willing and able to consummate the Merger and (C) the Merger shall not have been consummated within three (3) Business Days after the later of (1) delivery of such notice referred to in clause (B) to Parent and (2) the date the Merger was required to be consummated pursuant to Section 2.2; provided that no party shall be permitted to terminate this Agreement pursuant to Section 8.1(b)(i) during the three (3)-Business-Day period following the notice referred to in clause (B) above; or

(d)   by Parent, if:

(i)   at any time prior to obtaining the Requisite Shareholder Approvals, the Company Board or the Special Committee shall have made an Adverse Recommendation Change; provided that Parent's right to terminate this Agreement pursuant to this Section 8.1(d)(i) shall expire upon the earlier of (x) the Requisite Shareholder Approvals having been obtained and (y) 5:00 p.m. (New York City time) on the tenth (10th) Business Day following the date on which such Adverse Recommendation Change occurs; or

(ii)   the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied, (B) has been identified by the Parent in a

written notice delivered to the Company and (C) is not capable of being cured, or is not cured, by the Company on or before the earlier of (1) the date that is three (3) Business Days prior to the Outside Date and (2) the date that is thirty (30) calendar days following Parent's delivery of written notice to the Company of such breach; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) if Parent or Acquisition Sub has breached, or failed to perform, any of its representations, warranties, covenants or agreements in this Agreement, in any case, such that a condition contained in Section 7.3(a) or Section 7.3(b) would not be satisfied.

Section 8.2   Effect of Termination.   In the event that this Agreement is validly terminated by either the Company or Parent and the Merger is abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties hereto, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of its Representatives), and all rights and obligations of each party hereto shall cease; provided that no such termination shall relieve any party hereto of any liability, costs, expenses (including attorneys' fees) or damages of any kind, all which shall be deemed in such event to be damages of such party, in the event of any Intentional Breach prior to such termination, in which case, except as otherwise provided in Section 8.3, the aggrieved party shall be entitled to all remedies available at law or in equity, including as provided in Section 9.7; provided further that the Confidentiality Agreements, the Guaranties, the Rollover and Support Agreements, the expense reimbursement and indemnification obligations contained in Section 6.12 (Financing Cooperation), the representations and warranties set forth in Section 4.24 and Section 5.14, the obligations under the penultimate sentence of Section 6.4(a) (Access to Information; Confidentiality), and the provisions of Section 6.8 (Public Announcements), this Section 8.2 (Effect of Termination), Section 8.3 (Termination Fees; Expenses) and Article IX shall survive any termination of this Agreement pursuant to Section 8.1 in accordance with their respective terms.

Section 8.3   Termination Fees; Expenses.

(a)   Except in the event that this Agreement is validly terminated in a circumstance where any Reverse Termination Fee is payable, in the event that:

(i)   (A) a Third Party has made to the Company or directly to the Company's shareholders a Competing Proposal after the date of this Agreement, (B) this Agreement is subsequently validly terminated by the Company or Parent pursuant to Section 8.1(b)(iii) and at the time of the Shareholders' Meeting such Competing Proposal has been publicly announced after the date of this Agreement and has not been rejected or otherwise withdrawn or abandoned and (C) concurrently with or within twelve (12) months after the date of such termination of this Agreement, the Company or any of its Subsidiaries consummates such Competing Proposal or enters into a definitive agreement to effect such Competing Proposal and such Competing Proposal is subsequently consummated; provided that for purposes of clause (C) of this Section 8.3(a)(i), the references to "twenty percent (20%)" in the definition of Competing Proposal shall be deemed to be references to "fifty percent (50%)";

(ii)   this Agreement is validly terminated by the Company pursuant to Section 8.1(c)(ii); or

(iii)   this Agreement is validly terminated by Parent pursuant to Section 8.1(d)(i),

then the Company shall (A) in the case of clause (i) above, no later than two (2) Business Days following the date of the consummation of such Competing Proposal, or in the case of clause (ii) above, prior to or substantially concurrently with such termination, pay, or cause to be paid, by wire transfer of immediately available funds, at the direction of Parent, the Alternative Transaction Termination Fee and (B) in the case of clause (iii) above, no later than two (2) Business Days after the date of such termination, pay, or cause to be paid, by wire transfer of immediately available funds, at the direction of Parent, the Adverse Recommendation Termination Fee (it being understood that notwithstanding any other provision of this Agreement in no event shall the Company be required to pay either the Alternative Transaction Termination Fee or the Adverse Recommendation Termination Fee on more than one occasion or pay both the Alternative Transaction Termination Fee and the Adverse Recommendation Termination Fee on any occasion).

(b)   In the event this Agreement is terminated (i) by the Company pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii) or by the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii) at a time when the Company had the right to terminate this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii) or (ii) by the Company or Parent pursuant to Section 8.1(b)(iv) or by the Company or Parent pursuant to Section 8.1(b)(i) at a time when a Below Investment Grade Rating Event has occurred and is continuing, then in each case, Parent shall, in the case of termination by (A) Parent, simultaneously with such termination, or (B) the Company, no later than two (2) Business Days after the date of such termination, in the case of clause (A) and (B) above, pay, or cause to be paid, by wire transfer of immediately available funds, at the direction of the Company, (1) in the case of clause (i) above, the Base Reverse Termination Fee or (2) in the case of clause (ii) above, the Downgrade Reverse Termination Fee (it being understood that notwithstanding any other provision of this Agreement in no event shall Parent be required to pay (x) either the Base Reverse Termination Fee or the Downgrade Reverse Termination Fee on more than one occasion or (y) both the Base Reverse Termination Fee and the Downgrade Reverse Termination Fee on any occasion).

(c)   Notwithstanding anything to the contrary set forth in this Agreement, but subject to the Company's rights set forth in Section 8.2, Section 8.3(e), Section 8.3(h) and Section 9.12, the Company's receipt in full of the applicable Reverse Termination Fee pursuant to Section 8.3(b) (in circumstances where the Reverse Termination Fee is due pursuant to Section 8.3(b)) and the Additional Obligations (in circumstances where such amounts are due) shall constitute the sole and exclusive monetary remedy of the Company and its Subsidiaries against Parent, Acquisition Sub, the other Parent Parties, the Debt Financing Sources and the Liverpool Debt Financing Sources or any of their respective direct or indirect, former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing (collectively, the "***Parent Related Parties***") for all losses and

damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder, and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Parent Parties shall also be obligated with respect to the Company's rights set forth in Section 8.2, Section 8.3(e), Section 8.3(h) and Section 9.12).

(d)   Notwithstanding anything to the contrary set forth in this Agreement, but subject to Parent's rights set forth in Section 8.2, Section 8.3(e), Section 8.3(h) and Section 9.12, Parent's receipt in full of the applicable Company Termination Fee pursuant to Section 8.3(a), in circumstances where the Company Termination Fee is owed pursuant to Section 8.3(a), shall constitute the sole and exclusive monetary remedy of Parent and Acquisition Sub against the Company and its Subsidiaries and any of their respective direct or indirect, former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing (collectively, the "***Company Related Parties***") for all losses and damages suffered by any Parent Related Party as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to Parent's and Acquisition Sub's rights set forth in Section 8.2, Section 8.3(e), Section 8.3(h) and Section 9.12).

(e)   Notwithstanding Section 8.3(c) and Section 8.3(d), (i) payment of the Reverse Termination Fee pursuant to Section 8.3(b) shall not constitute (A) liquidated damages with respect to any claim for damages or any other claim which the Company would be entitled to assert against Parent, any Parent Related Parties or any of their respective assets in connection with or relating to any such termination of this Agreement in the event of any Intentional Breach by a Parent Party prior to such termination, or (B) the sole and exclusive remedy in connection with or relating to any such termination of this Agreement in the event of any Intentional Breach by a Parent Party prior to such termination and (ii) payment of the Company Termination Fee pursuant to Section 8.3(a) shall not constitute (A) liquidated damages with respect to any claim for damages or any other claim which Parent or Acquisition Sub would be entitled to assert against the Company, any Company Related Parties or any of their respective assets in connection with or relating to any such termination of this Agreement in the event of any Intentional Breach by the Company prior to such termination, or (B) the sole and exclusive remedy in connection with or relating to any such termination of this Agreement in the event of any Intentional Breach by the Company prior to such termination.

(f)   Notwithstanding anything to the contrary in this Agreement or the Transaction Documents, but subject to the Company's specific performance remedies in Section 9.12 and the Company's rights under the Confidentiality Agreements, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise of the Parent Parties collectively (including monetary damages for Intentional Breach) (i) under this Agreement or any other Transaction Document; (ii) in connection with the failure of the Merger (including the

Financing) or the other transactions contemplated hereunder or under the Transaction Documents to be consummated; or (iii) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, will not exceed under any circumstances an amount equal to the aggregate of (A) the Maximum Liability Amount (inclusive of any amounts paid under the Reverse Termination Fees), (B) any costs, expenses and interest payable pursuant to Section 8.3(h), (C) any reimbursement and indemnification amounts payable pursuant to Section 6.12, and (D) any expenses incurred by the Company in connection with enforcing its rights under the Limited Guaranties (clauses (B) through (D), the "***Additional Obligations***").

(g)   Notwithstanding anything to the contrary in this Agreement or the Transaction Documents, but subject to Parent's specific performance remedies in Section 9.12, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise of the Company Related Parties collectively (including monetary damages for Intentional Breach) under this Agreement or any Transaction Document or in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any Transaction Document, will not exceed under any circumstances an amount equal to the aggregate of (A) the Maximum Liability Amount (inclusive of any amounts paid under the Termination Fees) and (B) any costs, expenses and interest payable pursuant to Section 8.3(h).

(h)   Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and without these agreements, Parent, Acquisition Sub and the Company would not enter into this Agreement, (ii) each of the Company Termination Fee and the Reverse Termination Fee is not a penalty, but, except as set forth in Section 8.3(e), is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties hereto would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and expenses in connection with such suit, together with interest on such amount due pursuant to this Section 8.3 at the annual rate of two percent (2%) plus the prime rate as published in *The Wall Street Journal* in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that nothing in this Section 8.3 shall be deemed to affect their respective rights under Section 9.12 in order to specifically enforce this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1   Non-Survival of Representations, Warranties and Agreements.   The representations, warranties, covenants and agreements in this Agreement and any instrument delivered pursuant to or in connection with this Agreement by any Person shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.6 and Section 6.9.

Section 9.2   Notices.   All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered, if delivered personally, (b) on the date the delivering party receives an affirmative confirmation (excluding automatic acknowledgement of receipt) from the party to whom notice was intended (or if such affirmative confirmation is not received on the day of delivery, effective on the next Business Day following the date of delivery), if delivered by email as listed below, or (c) one (1) Business Day after being sent by overnight courier (providing proof of delivery), to the intended recipient at the following addresses (or at such other physical or email address for a party as may be specified in a notice given in accordance with this Section 9.2):

if to Parent or Acquisition Sub:

> c/o Nordstrom, Inc.
> 1617 Sixth Avenue,
> Seattle, Washington 98101
> Phone: (206) 628-2111
> Attention: Erik Nordstrom

with copies to (which shall not constitute notice) to:

> Wilmer Cutler Pickering Hale & Dorr LLP
> 7 World Trade Center
> 250 Greenwich Street
> New York, NY 10007
> E-mail: Keith.Trammell@wilmerhale.com
>   Michael.Gilligan@wilmerhale.com
> Attention: Keith Trammell
>   Michael Gilligan

> and

> Simpson Thacher & Bartlett LLP

425 Lexington Avenue
New York, NY 10017
E-mail: ben.schaye@stblaw.com
                  jmendez@stblaw.com
Attention: Benjamin P. Schaye
                  Juan F. Méndez

if to the Company:

Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington, 98101
E-mail: Ann.Steines@nordstrom.com
Attention: Ann Munson Steines, Chief Legal Officer, General Counsel
                  and Corporate Secretary

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
1001 Page Mill Road Building 1
Palo Alto, California 94304
Phone: (650) 565-7000
Email: dzaba@sidley.com
Attention: Derek Zaba

and

Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Phone: (312) 853-7000
Email: ggerstman@sidley.com
                 swilliams@sidley.com
Attention: Gary Gerstman
                  Scott R. Williams

For purposes of clarity, any notice required to be provided to Acquisition Sub shall be deemed provided when made to Parent, subject to compliance with the other procedures set forth in this Section 9.2.

Section 9.3   Interpretation; Certain Definitions.

(a)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event an ambiguity or question of intent or interpretation arises, this Agreement

shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b)   Disclosure of any fact, circumstance or information in any section of the Company Disclosure Letter or Parent Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other section of the Company Disclosure Letter or Parent Disclosure Letter, respectively, if it is reasonably apparent on the face of such disclosure that such disclosure relates to any such other section. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an acknowledgment that the information is required to be disclosed or admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

(c)   The words "hereof," "herein," "hereby," "hereunder" and "herewith" and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The use of the word "or" shall not be exclusive, unless context requires otherwise. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if." References to articles, sections, clauses, paragraphs, exhibits, annexes and schedules are to the articles, sections, clauses and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" (and words of similar meaning) are used in this Agreement, they shall be deemed to be followed by the phrase "without limitation." Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa, and references to a Person are also to its permitted successors and assigns. The phrases "the date of this Agreement" and "the date hereof" and terms or phrases of similar import shall be deemed to refer to immediately prior to the execution and delivery of this Agreement, unless the context requires otherwise. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law and to any rules or regulations promulgated thereunder (in the case of a statute) as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to "dollars" or "$" refer to currency of the United States of America. All references to "U.S." or the "United States" are to the United States of America, including its territories and possessions. Any reference to "days" means calendar days unless Business Days are expressly specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this

Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(d)   Unless otherwise specified, the words "made available to," "delivered to" or "disclosed to" (or words of similar import) (i) Parent or Acquisition Sub include the documents (a) posted to the VDR, or otherwise provided to Parent or its Representatives in response to a due diligence request from Parent or its Representatives or otherwise, prior to 8:00 p.m. (New York City time) on the day immediately preceding the date of this Agreement or (b) included as an exhibit to the Company SEC Documents filed with, or furnished to, the SEC by the Company prior to the date of this Agreement and (ii) the Company include the documents provided to the Company or its Representatives prior to 8:00 p.m. (New York City time) on the day immediately preceding the date of this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that the Financing, the Rollover, the Liverpool Debt Financing, and any Company Note Offers or Consent Solicitation is the responsibility of Parent and Acquisition Sub and not the Company or any Subsidiary of the Company and that (A) the Company makes no representations or warranties relating to the Financing, the Rollover, the Liverpool Debt Financing, any Company Note Offer and Consent Solicitation or any Notes Enhancement (including whether the Company has authorized the Financing, the Rollover, the Liverpool Debt Financing, any Company Note Offer and Consent Solicitation or any Notes Enhancement or whether any of the transactions contemplated by the Financing, the Rollover, the Liverpool Debt Financing, any Company Note Offer and Consent Solicitation or any Notes Enhancement conflict with or violate any obligation of the Company or any Subsidiary of the Company or Contract to which the Company or any Subsidiary of the Company is a party), (B) except for Section 6.12, none of the covenants of the Company in this Agreement require the Company to take any action relating to the Financing, the Rollover, the Liverpool Debt Financing, any Company Note Offer and Consent Solicitation or any Notes Enhancement and (C) for purposes of the representations and warranties and covenants and obligations of the Company hereunder, the transactions contemplated by this Agreement shall not include the Financing, the Rollover, the Liverpool Debt Financing, any Company Note Offer and Consent Solicitation or any Notes Enhancement. Reference to "other party hereto" or "other parties hereto" when derived from the Company shall mean Parent and Acquisition Sub and shall mean the Company when derived from either Parent or Acquisition Sub.

Section 9.4   Severability. If any term, provision, covenant or restriction of this Agreement or the application thereof to any Person or circumstance is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.5   Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 9.5 shall be null and void.

Section 9.6   Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the other Transaction Documents, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. Parent and Acquisition Sub acknowledge that an Intentional Breach of a Transaction Document by any of the Parent Parties shall constitute an Intentional Breach of Parent and Acquisition Sub under this Agreement.

Section 9.7   No Third-Party Beneficiaries. Parent, Acquisition Sub and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other parties to this Agreement and are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder (including the right to rely upon the representations and warranties set forth in this Agreement), except for (a) Article III, which, after the Closing, shall be for the benefit of any Person entitled to payment thereunder, (b) Section 6.6 (Directors' and Officers' Indemnification and Insurance), which, after the Effective Time, shall be for the benefit of each D&O Indemnified Party, such D&O Indemnified Party's heirs, executors or administrators and each D&O Indemnified Party's representatives, (c) with respect to Section 8.3, the Parent Related Parties and the Company Related Parties, respectively, as it relates to the provisions specifically attributable to such Persons, (d) the rights of Affiliates and Representatives of the Company and its Subsidiaries to reimbursement and indemnification under Section 6.12 (Financing Cooperation) and (e) the right of the Company, on behalf of holders of shares of Company Common Stock, Vested Company Options, Vested Company RSUs and Vested Company PSUs (each of whom shall be an express third-party beneficiary of this Agreement to the extent required for this clause (e) to be enforceable) to pursue claims for damages, costs, expenses and liabilities of any kind suffered such persons in the event of an Intentional Breach of this Agreement by Parent or Acquisition Sub and other relief, including equitable relief, for a breach by Parent or Acquisition Sub of its obligations under this Agreement (provided that such holders shall not be entitled to pursue such damages, costs, expenses, liabilities or other relief on their own behalf). The parties agree that the rights of third-party beneficiaries under clauses (a) and (b) of this Section 9.7 shall not arise unless and until the Effective Time occurs. Each of the Persons identified in clauses (a) through (e) of this Section 9.7 shall be an express third-party beneficiary of this Agreement in accordance with such clauses and the provisions referenced therein; provided that the Persons named in clause (a) or (b) of this Section 9.7 shall be entitled to enforce their rights under this Agreement. In the event of an Intentional Breach, the breaching party shall be fully liable for any and all damages, costs, expenses, liabilities of any kind suffered by the other party, which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs and which, in the case of an Intentional Breach by a Parent Party, shall include, in addition to any other remedies

available at law or in equity, a payment from Parent or Acquisition Sub in an amount representing, or based on the loss of, the premium the shareholders of the Company would be entitled to receive pursuant to the terms of this Agreement if the Merger were consummated in accordance with the terms hereof, and if, pursuant to the foregoing, the Company is entitled to receive any such payment, the Company shall be entitled to enforce Parent's and Acquisition Sub's payment obligation and, upon receipt of any such payment, the Company shall be entitled to retain the amount of such payment so received, in each case, as contemplated by Section 261(a)(1) of the Delaware General Corporation Law as if it were applicable to the Company, but subject to Section 8.3(f) and Section 8.3(g). The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 9.9 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding anything in this Agreement to the contrary, Parent, Acquisition Sub and the Company agree that the Debt Financing Sources and the Liverpool Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.7, Section 9.8, Section 9.11, Section 9.13 and Section 9.15 and that such Sections (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended in a manner materially adverse to the Debt Financing Sources or Liverpool Debt Financing Sources without the written consent of the parties to the Debt Commitment Letter or the parties to the Liverpool Debt Commitment Letter, as applicable.

Section 9.8   Amendment. This Agreement may be amended by mutual agreement of the Company and Parent at any time before or after receipt of the Requisite Shareholder Approvals; provided that (a) after the Requisite Shareholder Approvals have been obtained, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company without such further approval of such shareholders; (b) any amendment to this Section 9.8 or Section 8.3, Section 9.4, Section 9.5, Section 9.6, Section 9.7, Section 9.11, Section 9.13 or Section 9.15 or any defined term used therein (or any other provisions of this Agreement to the extent that such amendment would modify the substance of any of the foregoing Sections or any defined terms used therein), in each case to the extent such amendment would adversely affect the rights of a Debt Financing Source or Liverpool Debt Financing Source under such Section, shall also be approved by such parties to the Debt Commitment Letter or the parties to the Liverpool Debt Commitment Letter, as applicable; and (c) no amendment shall be made to this Agreement after the Effective Time. Any such amendment shall be valid only if set forth in an instrument in writing signed by each of the parties hereto.

Section 9.9   Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance for its benefit of any obligation or other act of any other party hereto, (b) waive any breach or inaccuracy in the representations and warranties made to it by another party contained herein or in any document

delivered pursuant hereto and (c) waive compliance with any agreement or condition for its benefit contained herein; provided that after obtaining the Requisite Shareholder Approvals, there shall be no extension of or waiver under this Agreement that by Law or in accordance with the rules of any stock exchange require further approval by the shareholders of the Company without such further approval of such shareholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Acquisition Sub in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.10   Expenses; Transfer Taxes. Except as expressly set forth herein (including the following sentence), all Expenses shall be paid by the party incurring such Expenses, whether or not such transactions are consummated; provided that Parent shall pay all costs and Expenses in connection with the filings of the notification and report forms under any Antitrust Laws, and any other notices, filings or similar actions to obtain any other Consent of any Governmental Authority, in each case, in connection with the transactions contemplated by this Agreement. Parent or the Company, as applicable, shall timely and duly pay all Transfer Taxes.

Section 9.11   Governing Law.

(a)   Except to the extent the Laws of the State of Washington are mandatorily applicable to the Merger (including under Chapter 23B.13 of the WBCA) and any other transactions contemplated by this Agreement, this Agreement and all Actions (whether based on Contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)   Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any Person in any Action before any Governmental Authority of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources or the Liverpool Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the financings contemplated thereby, in any forum other than the United States Federal and New York State courts located in New York County, State of New York and (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources or the Liverpool Debt Financing Sources in any way relating to this Agreement, the Debt Financing, the Liverpool Debt Financing or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice or conflict of law provision or

rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 9.12   Specific Performance.

(a)   The parties hereto acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, including the right of a party hereto to cause the other parties hereto to consummate the Merger and the other transactions contemplated by this Agreement (subject to the immediately succeeding sentence), in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to an injunction, specific performance or other equitable remedies (i) to enforce Parent's and Acquisition Sub's obligations to consummate the Merger and (ii) to enforce Liverpool's obligation to provide the Equity Financing, in each case shall be subject to the following additional requirements: (A) all conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are capable of being satisfied only on the Closing Date, but subject to the satisfaction or, if permissible, waiver of such conditions by the party entitled to waive such conditions) have been satisfied (or waived), (B) the Debt Financing has been funded or would be funded at the Closing in accordance with the terms of the Debt Commitment Letter if the Equity Financing is funded, in each case in an amount that would result in gross proceeds of at least the Funded Debt Amount; (C) the Company Cash on Hand is at least the Company Cash Amount (minus the net proceeds of any Alternative Financing arranged in respect of clause (ii) of Section 6.11(d)), (D) the Company has confirmed in a written notice that (i) the Company is ready, willing and able to consummate the Closing and (ii) if specific performance is granted and the Equity Financing and the portion of the Debt Financing that would result in gross proceeds of at least the Funded Debt Amount are funded, then the Company would take such actions required of it by this Agreement to cause the Closing to occur and (E) Parent and Acquisition Sub have failed to effect the Closing prior to the earlier of the third (3rd) Business Day following the delivery of such confirmation specified in clause (D) above and one (1) Business Day before the Outside Date. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or any other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to show proof of actual damages or provide any bond or other security in connection with any such Order.

(b)   To the extent any party hereto brings an Action to specifically enforce the performance of the terms and provisions of this Agreement (other than an Action to enforce specifically any provision that expressly survives the termination of this Agreement) or to

specifically enforce the Equity Commitment Letter or the Rollover and Support Agreements, the Outside Date shall automatically be extended to (i) the twentieth (20th) Business Day following the later of the resolution of such Action and the resolution of any Action brought in another jurisdiction seeking enforcement of such Action or (ii) such other time period established by the court presiding over such Action. In the event that the condition set forth in Section 7.1(d) was satisfied at the time that an Action was brought to seek specific performance of Parent's obligation to effect a Closing, Parent and Acquisition Sub shall not subsequently be permitted to assert the failure of such condition and Parent shall not be entitled to terminate this Agreement pursuant to Section 8.1(b)(iv).

(c)   Each of the parties hereto agrees that nothing set forth in this Agreement shall require a party to institute any Action for (or limit a party's right to institute any Action for) specific performance under this Section 9.12 prior, or as a condition, to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Action seeking remedies pursuant to this Section 9.12 or anything set forth in this Section 9.12 restrict or limit a party's right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter, provided, however, that under no circumstances will either party be permitted or entitled to receive both (x) a grant of specific performance that results in the occurrence of the Closing and (y) monetary damages, including the applicable Reverse Termination Fee or Company Termination Fee.

Section 9.13   Consent to Jurisdiction.

(a)   Each of the parties hereto hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of the state courts of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, (d) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement and (e) agrees that each of the other parties hereto shall have the right to bring any Action for enforcement of a judgment entered by the state courts of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware. Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Notwithstanding anything in this Agreement to the contrary, the Company and Parent, their respective Subsidiaries and each of their controlled Affiliates and each Parent Related Party, hereby: (i) agree that any Action, whether in law or in equity, whether in contract or in tort or otherwise, brought against the Debt Financing Sources or the Liverpool Financing Sources, arising out of or relating to, this Agreement or the transactions contemplated by this Agreement, including the Debt Financing and the Liverpool Debt Financing, shall be

subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) agree that any such Action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing or the Liverpool Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or the Liverpool Debt Commitment Letter or in any definitive documentation related to the Debt Financing or the Liverpool Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Washington) and (iii) agree that none of the Debt Financing Sources or Liverpool Financing Sources shall have any liability to any Company Related Party relating to or arising out of this Agreement, the Debt Financing or the Liverpool Debt Financing (other than obligations to the Company or its Subsidiaries arising at or after the Effective Time).

(b)   Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.13(a) in any such Action by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.14   Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 9.15   WAIVER OF JURY TRIAL. EACH OF PARENT, ACQUISITION SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUISITION SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.15; PROVIDED, THAT NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, PARENT, ACQUISITION SUB AND THE COMPANY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT

PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY SUCH ACTION BROUGHT AGAINST THE DEBT FINANCING SOURCES OR THE LIVERPOOL DEBT FINANCING SOURCES IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED THEREBY.

[*Remainder of page intentionally left blank; signature page follows.*]

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NORSE HOLDINGS, INC.

By: /s/ Erik B. Nordstrom
     Name: Erik B. Nordstrom
     Title: Co-Chief Executive Officer

NAVY ACQUISITION CO. INC.

By: /s/ Erik B. Nordstrom
     Name: Erik B. Nordstrom
     Title: President, Treasurer and Secretary

NORDSTROM, INC.

By: /s/ Cathy R. Smith
     Name: Cathy R. Smith
     Title: Chief Financial Officer

[*Signature Page to Agreement and Plan of Merger*]

APPENDIX A

As used in this Agreement, the following terms shall have the following meanings:

"*Acquisition Sub*" shall have the meaning set forth in the Preamble.

"*Action*" shall mean any claim, charges, demand, inquiry, action, suit, investigation, inquiries, arbitration, litigation, administrative hearing, enforcement proceeding or other similar proceeding, whether civil, criminal, administrative or investigative, at law or in equity, in each case by or before any Governmental Authority or arbitral body.

"*Additional Obligations*" shall have the meaning set forth in Section 8.3(f).

"*Adverse Recommendation Change*" shall have the meaning set forth in Section 6.5(d).

"*Adverse Recommendation Termination Fee*" shall mean $85,000,000.

"*Advisor Engagement Letters*" shall have the meaning set forth in Section 4.20.

"*Affiliate*" shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided that (i) none of the Parent Parties shall be deemed to be Affiliates of the Company or its Subsidiaries and (ii) the Parent Parties shall be deemed to be Affiliates of Parent and Acquisition Sub.

"*Aggregate Merger Consideration*" shall mean the product of (x) the number of shares of Company Common Stock issued and outstanding (other than those shares cancelled pursuant to Section 3.1(a)) immediately prior to the Effective Time multiplied by (y) the Merger Consideration.

"*Agreement*" shall have the meaning set forth in the Preamble.

"*Alternative Financing*" shall have the meaning set forth in Section 6.11(d).

"*Alternative Transaction Termination Fee*" shall mean $42,500,000.

"*Anti-Corruption Laws*" shall have the meaning set forth in Section 4.5(c).

"*Anti-Money Laundering Laws*" means the applicable anti-money laundering, anti-terrorist financing, and "know your customer" Laws of all jurisdictions where the Company and its Subsidiaries conduct business and the rules and regulations thereunder, including, as applicable, the Bank Secrecy Act, the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

"*Antitrust Laws*" shall mean the Sherman Act of 1890; the Clayton Act of 1914; the Federal Trade Commission Act of 1914; the HSR Act, and all other federal, state, foreign or

supranational Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

"*Articles of Merger*" shall have the meaning set forth in Section 2.3(a).

"*Bankruptcy and Equity Exception*" shall have the meaning set forth in Section 4.3(a).

"*Base Reverse Termination Fee*" shall mean $170,000,000.

"*Below Investment Grade Rating Event*" shall have the meanings ascribed thereto in the Senior Notes, except that a Below Investment Grade Rating Event shall be deemed to have not occurred or be continuing for any series of Senior Notes for all purposes under this Agreement (including for the condition set forth in Section 7.1(d) and the right to terminate this Agreement set forth in Section 8.1(b)(iv)) in the event that a Successful Note Offer has occurred. A "*Successful Note Offer*" shall have occurred when the aggregate principal amount of all series of Senior Notes that have (i) tendered in an Offer to Exchange and been accepted by Parent or Company, as applicable, or (ii) tendered in an Offer to Exchange (in which all conditions to close such Offer to Exchange have otherwise been satisfied or waived other than (x) any condition based on the Merger having occurred or (y) those conditions that by their terms are only capable of being satisfied on the closing date of such Offer to Exchange, which would be satisfied if the closing were to occur as of such date) and do not have withdrawal rights is together at least the amount set forth on Schedule A-1 of the Parent Disclosure Letter.

"*Blue Sky Laws*" shall mean state securities or "blue sky" laws.

"*Book-Entry Shares*" shall have the meaning set forth in Section 3.1(b).

"*Business Day*" shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York or Governmental Authorities in the State of Washington are authorized or obligated by Law or executive order to close.

"*CARES Act*" shall mean the Coronavirus Aid, Relief, and Economic Security Act (including any changes in state or local law that are analogous to provisions of the CARES Act or adopted to conform to the CARES Act) and any legislative or regulatory guidance issued pursuant thereto.

"*Certificates*" shall have the meaning set forth in Section 3.1(b).

"*Closing*" shall have the meaning set forth in Section 2.2.

"*Closing Date*" shall have the meaning set forth in Section 2.2.

"*Code*" shall mean the Internal Revenue Code of 1986.

"*Company*" shall have the meaning set forth in the Preamble.

"***Company Benefit Plan***" shall have the meaning set forth in Section 4.12(a).

"***Company Board***" shall have the meaning set forth in the Recitals.

"***Company Bylaws***" shall have the meaning set forth in Section 4.1(a).

"***Company Cash Amount***" shall mean (i) $410,000,000 plus (ii) the Special Dividend Payment, if the Special Dividend is declared by the Company, minus (iii) the amount of expenses and costs for which the Company is entitled to be reimbursed under Section 6.12 that have not been paid to the Company.

"***Company Cash on Hand***" shall mean all available cash of the Company and its Subsidiaries, in each case determined in accordance with GAAP applied based on the Company's historic practices and accounting policies and expressed in U.S. dollars; provided that the amount of cash deposited by the Company or its Subsidiaries with the Paying Agent in accordance with Section 3.2(a)(ii) and any cash deposited with the Company's transfer agent in connection with payment of the Special Dividend shall be deemed to be Company Cash on Hand.

"***Company Charter***" shall have the meaning set forth in Section 4.1(a).

"***Company Common Stock***" shall have the meaning set forth in the Recitals.

"***Company Debt***" shall have the meaning set forth in Section 6.19.

"***Company Disclosure Letter***" shall mean the disclosure letter delivered by the Company to Parent concurrently with or prior to the execution of this Agreement, including the documents attached thereto or incorporated by reference therein (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed to be disclosed with respect to the corresponding section or subsection of this Agreement and any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure).

"***Company Intellectual Property Rights***" shall have the meaning set forth in Section 4.14(a).

"***Company IT Assets***" shall mean the computer systems, software and software platforms, hardware, electronic data processing and telecommunications networks, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment, including any outsourced systems and processes ("***IT Assets***"), in each case, that are used by the Company or any of its Subsidiaries in connection with the operation of the business of the Company and its Subsidiaries.

"***Company Material Adverse Effect***" shall mean any change, event, effect or circumstance (each an "***Effect***") which has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following, and no

Effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether there has been, or would reasonably expect to be, a Company Material Adverse Effect: (i) any Effect generally affecting the industries, businesses or markets in which the Company or its Subsidiaries operate; (ii) any development or change in any Law or GAAP (or changes in interpretations of any Law or GAAP) and, to the extent relevant to the business of the Company and its Subsidiaries, in any legal or regulatory requirement or condition or the regulatory enforcement environment; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein or disruptions thereof) in the U.S. or global economy or financial, credit, banking, securities, debt or other capital markets (including changes in interest or currency exchange rates, any suspension of trading in securities generally on the NYSE, and any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any "*trade war*" or similar actions); (iv) any acts of God, natural disasters, force majeure events, terrorism, sabotage, armed hostilities, civil unrest, declared or undeclared acts of war, Pandemics (including, for the avoidance of doubt, any Pandemic Measures) or any escalation or worsening of any of the foregoing; (v) any seasonal fluctuations materially consistent with historical seasonal fluctuations affecting the business of the Company or its Subsidiaries; (vi) the negotiation, execution, announcement, consummation, existence or pendency of this Agreement or the transactions contemplated hereby, including by reason of (A) the identity of, or any facts or circumstances relating to, any Parent Party, (B) the plans or intentions of the Parent Parties with respect to the conduct of the business or the operations or strategy of the Company or any of its Subsidiaries following the Effective Time, (C) the failure to obtain any Consent of a Third Party, or any loss or diminution of rights or privileges, or any creation of, increase in or acceleration of obligations, pursuant to Contract or otherwise, in connection with the transactions contemplated by this Agreement or (D) the impact of any of the foregoing in this clause (vi) on any existing or potential relationships (contractual or otherwise) with suppliers, vendors, resellers, customers, distributors, creditors, employees, investors or other business partners of the Company or its Subsidiaries or any other Third Party, provided that no effect shall be given to this clause (vi) for purposes of the representation and warranty in Section 4.4(a); (vii) any action taken by or on behalf of the Company pursuant to, or required by, the explicit terms of this Agreement or with the prior written consent or at the prior written direction of Parent or Acquisition Sub; (viii) (A) any changes in the market price or trading volume of the Company Common Stock, (B) any failure by the Company or its Subsidiaries to meet any public estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period or any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations or (C) any changes in credit ratings and any changes in any analysts' recommendations or ratings with respect to the Company or any of its Subsidiaries or any securities or indebtedness issued thereby (provided that the facts or occurrences giving rise to or contributing to such changes or failure referenced in this clause (viii) that are not otherwise excluded from the definition of "Company Material Adverse Effect" may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect); or (ix) any Action threatened or initiated by current or former shareholders or other securityholders of the Company against the Company, any of its Subsidiaries or any of their respective officers or directors, in each case, arising out of or relating to the execution or performance of this Agreement or the transactions contemplated hereby; provided that with respect to clauses (i), (ii), (iii) and (iv),

such Effects may be taken into account to the extent they materially and disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating primarily in the same industries in which the Company and its Subsidiaries operate.

"*Company Material Contract*" shall have the meaning set forth in Section 4.16(a).

"*Company Note Offer and Consent Solicitation*" shall have the meaning set forth in Section 6.12(b).

"*Company Options*" shall have the meaning set forth in Section 3.3(a)(i).

"*Company Permits*" shall have the meaning set forth in Section 4.5(a).

"*Company Recommendation*" shall mean the recommendation of each of the Company Board, acting upon the recommendation of the Special Committee, and the Special Committee that the shareholders of the Company vote in favor of approving this Agreement.

"*Company Related Parties*" shall have the meaning set forth in Section 8.3(d).

"*Company SEC Documents*" shall have the meaning set forth in Section 4.6(a).

"*Company Stock Plans*" shall mean the Company's 2019 Equity Incentive Plan and the Company's 2010 Equity Incentive Plan, each as amended.

"*Company Stock Purchase Plan*" shall mean the Company's Employee Stock Purchase Plan, as amended and restated.

"*Company Termination Fee*" shall mean the Alternative Transaction Termination Fee and the Adverse Recommendation Termination Fee.

"*Competing Proposal*" shall have the meaning set forth in Section 6.5(h)(i).

"*Confidentiality Agreements*" shall mean, together, the Family Confidentiality Agreement and the Liverpool Confidentiality Agreement.

"*Consent*" shall have the meaning set forth in Section 4.4(b).

"*Consent Solicitation*" shall have the meaning set forth in (a).

"*Continuation Period*" shall have the meaning set forth in Section 6.9(a).

"*Continuing Employees*" shall have the meaning set forth in Section 6.9(a).

"*Contract*" shall mean any written contract, subcontract, lease, sublease, conditional sales contract, license, indenture, note, bond, loan, instrument, understanding, permit, concession,

franchise, commitment or other agreement (excluding any purchase order, sales order, task order, work order or delivery order).

"*control*" (including the terms "*controlled by*" and "*under common control with*") shall mean, with respect to a Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

"*Converted Option Cash Award*" shall have the meaning set forth in Section 3.3(a)(ii).

"*Converted PSU Award*" shall have the meaning set forth in Section 3.3(c)(ii).

"*Converted RSU Award*" shall have the meaning set forth in Section 3.3(b)(ii).

"*D&O Indemnified Parties*" shall have the meaning set forth in Section 6.6(a).

"*Debt Commitment Letter*" shall have the meaning set forth in Section 5.7(a).

"*Debt Financing*" shall have the meaning set forth in Section 5.7(a).

"*Debt Financing Sources*" shall mean the entities that have committed to arrange or provide or otherwise entered into agreements to commit to arrange or provide all or any portion of the Debt Financing or any Alternative Financing, including the parties to any commitment letters (including the Debt Commitment Letter), joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates' former, future or current direct or indirect equity holders, controlling Persons, general or limited partners, members, shareholders, officers, directors, managers, employees, agents, attorneys, advisors, and representatives and their respective successors and assigns. Notwithstanding anything in this Agreement to the contrary, none of the Parent Parties shall be considered Debt Financing Sources.

"*Debt Payoff Amount*" shall have the meaning set forth in Section 6.19.

"*Deferred Compensation Plans*" shall mean the Company's Deferred Compensation Plan, the Company's Supplemental Executive Retirement Plan and the Company's Directors Deferred Compensation Plan, each as amended.

"*director*" shall mean any member of the board of directors or any similar governing body.

"*Dissenting Shareholder*" shall have the meaning set forth in Section 3.5.

"*Dissenting Shares*" shall have the meaning set forth in Section 3.5.

"*Downgrade Reverse Termination Fee*" shall mean $100,000,000.

"*Effective Time*" shall have the meaning set forth in Section 2.3(a).

"**Environmental Laws**" shall mean all Laws and Orders concerning pollution, public or worker health or safety (to the extent relating to Hazardous Substances), or protection of the environment (including those relating to the use, handling, transport, treatment, storage or Release of any Hazardous Substance).

"**Environmental Permits**" shall mean any permit, registration, license or other authorization required under any applicable Environmental Law.

"**Equity Commitment Letter**" shall have the meaning set forth in the Recitals.

"**Equity Financing**" shall have the meaning set forth in the Recitals.

"**ERISA**" shall have the meaning set forth in Section 4.12(a).

"**ERISA Affiliate**" shall mean, for any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Exchange Fund**" shall have the meaning set forth in Section 3.2(a)(ii).

"**Excluded Information**" shall have the meaning set forth in Section 6.12(c).

"**Existing Credit Agreement**" shall mean that certain Revolving Credit Facility, dated as of May 6, 2022, by and among the Company, the lenders from time to time party thereto, the issuing banks from time to time party thereto and Wells Fargo Securities, LLC, as administrative agent, as amended, restated, amended and restated, refinanced, replaced, supplemented or otherwise modified from time to time.

"**Existing D&O Insurance Policies**" shall have the meaning set forth in Section 6.6(c).

"**Expenses**" shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Rollover and Support Agreements, the Equity Commitment Letter, the Debt Commitment Letter, the Guaranties, and the other contracts, documents and instruments related to this Agreement and the transactions contemplated hereby, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of shareholder approvals, any filing with, and obtaining of any necessary action or non-action or Consent from any Governmental Authority, including pursuant to any Antitrust Laws, engaging the services of the Paying Agent, any other filings with the SEC and all other matters related to the Closing and the other transactions contemplated by this Agreement.

"***Family Confidentiality Agreement***" shall mean that certain nondisclosure confidentiality agreement, dated as of April 17, 2024, by and among Erik B. Nordstrom, Peter E. Nordstrom, and certain related trusts and the Company and related joinders.

"***Family Group***" shall mean the Persons listed on Schedule A-2 of the Parent Disclosure Letter.

"***Final Exercise Date***" shall have the meaning set forth in Section 3.3(f).

"***Financing***" shall have the meaning set forth in Section 5.7(a).

"***Financing Commitments***" shall have the meaning set forth in Section 5.7(a).

"***Financing Sources***" shall mean the Debt Financing Sources and Liverpool.

"***Funded Debt Amount***" shall mean the least of (i) $450,000,000, (ii) an amount sufficient to enable Parent and Acquisition Sub to pay the Funding Obligations required to be paid on the Closing Date (assuming receipt of the gross proceeds of the Equity Financing and the use of all Company Cash on Hand in excess of $100,000,000), and (iii) the amount of the Debt Financing requested to be funded by Parent in a notice to the Debt Financing Sources.

"***Funding Obligations***" shall have the meaning set forth in Section 5.7(b).

"***Funds***" shall have the meaning set forth in Section 5.7(b).

"***GAAP***" shall mean U.S. generally accepted accounting principles.

"***Governmental Authority***" shall mean any United States (federal, state or local) or foreign government, multi-national, national, federal, regional, state, provincial or local court, legislature, or any governmental, regulatory, self-regulatory authority, judicial or administrative authority, agency or commission, or other similar governmental authority, body, tribunal or subdivision thereof of competent jurisdiction.

"***Guaranties***" shall have the meaning set forth in the Recitals.

"***Guarantors***" shall have the meaning set forth in the Recitals.

"***Hazardous Substances***" shall mean any substance, material, chemical or waste that is defined as or included in the definition of, "hazardous substance", "hazardous waste", "hazardous material", "toxic substance", "pollutant" or "contaminant" (or for which liability or standards of conduct can be imposed) under any Environmental Law, including petroleum, asbestos, radioactive materials, per- and polyfluoroalkyl substances, lead and polychlorinated biphenyls.

"***HSR Act***" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder.

"*Inside Date*" shall mean sixty (60) days after the date hereof.

"*Insurance Policy*" shall have the meaning set forth in Section 4.22.

"*Intellectual Property Rights*" shall have the meaning set forth in Section 4.14(a).

"*Intentional Breach*" shall mean a material breach of any Transaction Document that is a consequence of an intentional act, or intentional failure to act, undertaken by the breaching party with the actual knowledge that the taking of such intentional act, or intentional failure to act, will, or will reasonably be expected to, cause such material breach. An Intentional Breach by a party shall include a party's not consummating the Closing at the time the Closing is required to be consummated in accordance with Section 2.2; provided that Parent's failure to effect the Closing following the occurrence and during the continuation of a Below Investment Grade Rating Event, or when the criteria set forth in clauses (B) and (C) of Section 9.12(a) are not present, shall not in and of itself constitute an Intentional Breach.

"*Intervening Event*" shall have the meaning set forth in Section 6.5(h)(iii).

"*IRS*" shall have the meaning set forth in Section 4.12(a).

"*Knowledge*" shall mean the actual (but not constructive or imputed) knowledge, without independent investigation, of (i) for the Company, each of the individuals listed on Appendix A of the Company Disclosure Letter and (ii) for Parent, each of the directors and officers of Parent and Acquisition Sub.

"*Law*" shall mean any and all domestic (federal, state or local) or foreign laws (including common law), rules, statutes, directives, constitutions, treaties, conventions, ordinances, mandates, codes, regulations, orders, judgments or decrees or other similar requirements enacted, adopted, promulgated or applied by any Governmental Authority, including any Pandemic Measures.

"*Leased Real Property*" shall mean all real property leased or subleased (whether as tenant or subtenant) by the Company or any of its Subsidiaries.

"*Lien*" shall mean liens, license, claims, mortgages, encumbrances, pledges, security interests, adverse ownership interests or charges of any kind.

"*Liverpool*" shall mean El Puerto de Liverpool S.A.B. de C.V.

"*Liverpool Confidentiality Agreement*" shall mean that certain nondisclosure confidentiality agreement, dated as of December 14, 2023, by and between Liverpool and the Company.

"*Liverpool Debt Financing*" means (i) the senior unsecured bridge facility incurred pursuant to that certain debt commitment letter, dated as of the date hereof, by and among Liverpool and JPMorgan Chase Bank, N.A. (the "*Liverpool Debt Commitment Letter*") or (ii) a

broadly-marketed underwritten offering of debt securities under Rule 144A or Regulation S promulgated under the Securities Act.

"***Liverpool Debt Financing Sources***" shall mean the entities that have committed to arrange or provide or otherwise entered into agreements to commit to arrange or provide all or any portion of the Liverpool Debt Financing, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their respective Affiliates, and their and their respective Affiliates' former, future or current direct or indirect equity holders, controlling Persons, general or limited partners, members, shareholders, officers, directors, managers, employees, agents, attorneys, advisors, and representatives and their respective successors and assigns. Notwithstanding anything in this Agreement to the contrary, none of the Parent Parties shall be considered Liverpool Debt Financing Sources.

"***Malicious Code***" shall mean any (i) "back door," "drop dead device," "time bomb," "Trojan horse," "virus," "ransomware" or "worm" (as such terms are commonly understood in the software industry) or (ii) other code designed or intended to have, or capable of performing, any of the following functions: (a) disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of, or providing unauthorized access to, a Company IT Asset on which such code is stored or installed; or (b) damaging or destroying any data or file without the user's consent.

"***Maximum Amount***" shall have the meaning set forth in Section 6.6(c).

"***Maximum Liability Amount***" shall mean $300,000,000.

"***Merger***" shall have the meaning set forth in the Recitals.

"***Merger Consideration***" shall have the meaning set forth in Section 3.1(b).

"***New Debt Commitment Letter***" shall have the meaning set forth in Section 6.11(d).

"***New Plans***" shall have the meaning set forth in Section 6.9(d).

"***Notice of Adverse Recommendation***" shall have the meaning set forth in Section 6.5(e)(iii).

"***Notes Enhancements***" shall mean the Notes Security Grant and any Notes Guarantee.

"***Notes Guarantee***" shall mean any guarantees provided by the Company's Subsidiaries for the benefit of the holders of the Senior Debt in connection with the Notes Security Grant.

"***Notes Security Grant***" shall mean an amendment of the Senior Debt, the indentures under which they are issued and/or entering into a security agreement and related arrangements to provide the Senior Debt with collateral on the terms and conditions presented to the Rating

Agencies by Parent (which terms and conditions are reflected in written materials made available to the Company).

"*NYSE*" shall mean the New York Stock Exchange.

"*Offer and Consent Solicitation Documents*" shall have the meaning set forth in Section 6.12(b).

"*Offer to Exchange*" shall have the meaning set forth in Section 6.12(b).

"*Old Plans*" shall have the meaning set forth in Section 6.9(d).

"*Open Source Software*" shall mean any software licensed, provided or distributed under any open-source or similar license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), Open Source Initiative and the Apache License).

"*Order*" shall mean any order, verdict, decision, writ, rule, ruling, directive, stipulation, determination, decree, settlement, judgment or injunction made, issued or entered by or with any Governmental Authority, whether preliminary, interlocutory or final.

"*Other Required Filing*" shall have the meaning set forth in Section 6.2(b).

"*Outside Date*" shall have the meaning set forth in Section 8.1(b)(i).

"*Owned Real Property*" shall mean all real property owned by the Company or any of its Subsidiaries, together with all buildings, improvements and fixtures located thereon and all appurtenances thereto.

"*Pandemic*" shall mean any outbreak, epidemics or pandemic relating to any virus (including influenza, SARS-CoV-2 or COVID-19), or any variants, evolutions or mutations thereof, and any further epidemics or pandemics arising therefrom.

"*Pandemic Measures*" shall mean any workforce reduction, quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with, related to or in response to any Pandemic, including the CARES Act and the Families First Coronavirus Response Act or any disaster plan of the Company or any change in applicable Laws related to in connection with or in response to a Pandemic.

"*Parent*" shall have the meaning set forth in the Preamble.

"**Parent Disclosure Letter**" shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed to be disclosed with respect to the corresponding section or subsection of this Agreement and any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure).

"**Parent Material Adverse Effect**" shall mean any Effect which, individually or in the aggregate, has prevented or materially delayed or materially impaired or would reasonably be expected to prevent or materially delay or materially impair, the ability of Parent or Acquisition Sub to consummate the Merger and the other transactions contemplated by this Agreement.

"**Parent Party**" or "**Parent Parties**" shall mean Parent, Acquisition Sub, the Family Group, Liverpool and their respective Affiliates.

"**Parent Related Parties**" shall have the meaning set forth in Section 8.3(c).

"**Paying Agent**" shall have the meaning set forth in Section 3.2(a).

"**Paying Agent Agreement**" shall have the meaning set forth in Section 3.2(a).

"**Payoff Letter**" shall have the meaning set forth in Section 6.19.

"**Permitted Liens**" shall mean (a) any Lien for Taxes, utilities, landlords and other governmental charges not yet due and payable or that are being contested in good faith by any appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (b) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the end of the most recent fiscal year for which an Annual Report on Form 10-K has been filed by the Company with the SEC and Liens securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (c) such Liens or other imperfections of title, if any, that do not materially impair the value, occupancy or use of the Real Property in the conduct of the business of the Company and its Subsidiaries, including (i) easements or claims of easements whether or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (ii) any rights of parties in possession, (iii) any supplemental Taxes or assessments not shown by the public records which, in each case, are not yet due and payable or that are being contested in good faith by any appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP (iv) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (v) Liens imposed or promulgated by Laws with respect to Real Property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental Authority which are not violated in any material respect, and (vi) non-monetary Liens disclosed on existing title policies, title reports or existing surveys made available to Parent prior to the date hereof, (d) mechanics', carriers', workmen's, repairmen's, materialmen's, warehousemen's,

suppliers', cashiers', landlords' and similar Liens incurred in the ordinary course of business or arising by operation of law or that are not otherwise material, (e) Liens securing acquisition financing with respect to the applicable asset, including refinancings thereof, (f) non-exclusive licenses or other grants of Intellectual Property Rights in the ordinary course of business, (g) covenants, conditions, restrictions, rights of way, servitudes, encroachments, permits and oil, gas, mineral and any mining reservations, rights, licenses and leases that do not materially impair the value, occupancy or use of the Real Property, (h) pledges or deposits made in the ordinary course of business to secure payments of worker's compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, Contracts, public or statutory obligations, and surety, stay, appeal, customs or performance bonds, in each case, arising in the ordinary course of business, (i) Liens resulting from securities Laws, (j) Liens incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases or similar financing arrangements, (k) Liens created by (or at the request of) Parent, Acquisition Sub or any of the other Parent Parties, (l) Liens that will be removed prior to or at the Effective Time, (m) Liens securing obligations in connection with the Existing Credit Agreement, (n) Liens created by or resulting from any suit, claim, action or proceeding which is not otherwise a violation of the representations set forth in Article IV, (o) Liens that affect the underlying fee interest of any Leased Real Property not granted by the Company or any of its Subsidiaries, and (p) Liens that would not, individually or in the aggregate, reasonably be expected to have Company Material Adverse Effect.

"**Person**" shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

"**Personal Data**" shall mean data or information that (a) identifies or is reasonably capable of being associated with or identifying a natural person or (b) is defined as "personal data," "personal information," "personally identifiable information," "protected health information", "consumer health data" or a similar term under any Privacy Obligations.

"**Pre-Closing Period**" shall have the meaning set forth in Section 6.1.

"**Pre-Release Information**" shall have the meaning set forth in Section 6.12(a).

"**Privacy Obligations**" shall mean, to the extent applicable to the Company or its Subsidiaries, all (a) Laws and binding industry standards related to cybersecurity and the creation, processing, receipt, collection, maintenance, storage, transmission, transfer, disclosure and/or use of Personal Data, including HIPAA, (b) publicly facing privacy policies of the Company or its Subsidiaries or (c) material contractual requirements or obligations that in each case pertain to data privacy, cybersecurity or restrictions or obligations related to the collection or processing of Personal Data (including any security breach notification requirements).

"**Projections**" shall mean pro forma projections consisting of consolidated balance sheets and related consolidated statements of earnings and cash flows of the Company and its Subsidiaries

covering the fiscal quarter in which the Closing Date occurs and the next three fiscal quarters thereafter and presented on a quarterly basis

"***Proxy Statement***" shall have the meaning set forth in Section 4.7.

"***PSU Award***" shall have the meaning set forth in Section 3.3(c)(i).

"***Rating Agencies***" shall mean Moody's Investors Service Inc., and any successor to its rating agency business, S&P Global Ratings, a division of S&P Global, Inc. and any successor to its rating agency business, Fitch Ratings Limited, and any successor to its rating agency business, and any other "Rating Agency" as defined under the indenture for the Senior Notes.

"***Real Property***" shall mean the Owned Real Property and Leased Real Property.

"***Real Property Leases***" shall have the meaning set forth in Section 4.17(b).

"***Release***" shall mean any release, spill, emission, emptying, escaping, leaking, pumping, pouring, injection, deposit, disposal, discharge, dispersal, dumping or leaching into the environment.

"***Representatives***" shall mean, as to any Person, such Person's Affiliates and its and their respective directors, officers, employees, agents, advisors, consultants, representatives and controlling Persons and any representatives of the foregoing; provided that no member of the Family Group shall be deemed to be Representatives of the Company or its Subsidiaries for the purposes of this Agreement.

"***Required Financial Statements***" shall mean the (a) audited consolidated balance sheets and related consolidated statements of earnings, of shareholders' equity and of cash flows of the Company and its Subsidiaries for the three most recent fiscal years ended at least 90 days prior to the Closing Date and (b) unaudited consolidated balance sheets and related consolidated statements of earnings, of shareholders' equity and of cash flows of the Company and its Subsidiaries for each subsequent fiscal quarter ended at least 60 days before the Closing Date, other than the last fiscal quarter of any fiscal year.

"***Requisite Shareholder Approvals***" shall have the meaning set forth in Section 4.19.

"***Reverse Termination Fee***" shall mean the Downgrade Reverse Termination Fee or the Base Reverse Termination Fee.

"***Rollover***" shall have the meaning set forth in the Recitals.

"***Rollover and Support Agreements***" shall have the meaning set forth in the Recitals.

"***Rollover Shares***" shall have the meaning set forth in the Recitals.

"***RSU Award***" shall have the meaning set forth in Section 3.3(b)(i).

"***Sanctioned Country***" shall mean any country or region subject to economic sanctions or trade restrictions of the United States, the United Kingdom, the European Union or the United Nations that broadly prohibit or restrict dealings with such country or region (as of the date hereof, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called "Donetsk People's Republic" and the so-called "Luhansk People's Republic" regions of Ukraine and the non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine).

"***Sanctioned Person***" shall mean (i) any Person identified in any sanctions list maintained by the U.S. government, including the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, any member state of the European Union or the United Kingdom; (ii) any Person located, organized, or resident in any Sanctioned Country; and (iii) any Person directly or indirectly owned 50% or more by, controlled by or acting for the benefit or on behalf of a Person described in clauses (i) or (ii).

"***Schedule 13E-3***" shall have the meaning set forth in Section 4.7.

"***SEC***" shall mean the Securities and Exchange Commission.

"***Secretary***" shall have the meaning set forth in Section 2.3(a).

"***Securities Act***" shall mean the Securities Act of 1933, as amended.

"***Senior Employee***" shall have the meaning set forth in Section 6.1(E).

"***Senior Debentures***" shall mean the Company's senior debentures issued under that certain Indenture by and between the Company and Norwest Bank Colorado, National Association, as Trustee, dated as of March 10, 1998, including the 6.95% Senior Debentures due 2028.

"***Senior Debt***" shall mean the Senior Debentures and the Senior Notes.

"***Senior Notes***" shall mean the Company's senior notes issued under that certain Indenture by and between the Company and Wells Fargo Bank, National Association, dated as of December 3, 2007, including the Company's 4.000% senior notes due 2027, 4.375% senior notes due 2030, 4.250% senior notes due 2031, 5.000% senior notes due 2044 and 7.00% senior notes due 2038.

"***Shareholder Rights Agreement***" shall mean that certain Shareholder Rights Agreement, dated as of September 19, 2022, by and between the Company and Computershare Trust Company, N.A., as Rights Agent, as amended by that certain First Amendment, dated as of August 21, 2023, that certain Second Amendment, dated as of September 3, 2024, and that certain Third Amendment, dated as of December 22, 2024.

"***Shareholders' Meeting***" shall have the meaning set forth in Section 6.2(c).

"***Solvent***" shall have the meaning set forth in Section 5.12.

"*Special Committee*" shall have the meaning set forth in the Recitals.

"*Special Dividend*" shall have the meaning set forth in Section 6.20.

"*Special Dividend Payment*" shall have the meaning set forth in Section 6.20.

"*Special Dividend Per Share Amount*" shall have the meaning set forth in Section 6.20.

"*Specified Date*" shall have the meaning set forth in Section 4.2(a).

"*Stock Unit*" shall mean a notional unit credited to an account under a Deferred Compensation Plan that is measured by reference to a share of Company Common Stock.

"*Stub Period Dividend*" shall have the meaning set forth in Section 6.1(D).

"*Subsidiary*" of any Person shall mean any corporation, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other subsidiary) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

"*Superior Proposal*" shall have the meaning set forth in Section 6.5(h)(ii).

"*Surviving Corporation*" shall have the meaning set forth in Section 2.1.

"*Tail Coverage*" shall have the meaning set forth in Section 6.6(c).

"*Takeover Laws*" shall have the meaning set forth in Section 4.23.

"*Tax*" or "*Taxes*" shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, real property, personal property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes; customs duties and tariffs; and other obligations of the same or of a similar nature to any of the foregoing.

"*Tax Group*" shall mean any "affiliated group" of corporations within the meaning of Section 1504 of the Code (or any similar affiliated, combined, consolidated, or unitary group or arrangement for group relief for state, local, or foreign Tax purposes).

"*Tax Returns*" shall mean returns, reports, declarations, information statements and similar documents, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other Governmental Authority or taxing authority, including any claim for refund or amended return.

"***Third Party***" shall mean any Person or group other than the Parent Parties.

"***Trade Controls***" shall have the meaning set forth in Section 4.5(d).

"***Transaction Documents***" means, collectively, this Agreement, the Rollover and Support Agreements, the Confidentiality Agreements, the Guaranties, the Financing Commitments and any other document contemplated by those agreements, or any document or instrument delivered in connection with this Agreement or those agreements.

"***Transfer Taxes***" shall mean any real property transfer, sales, use, gains, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed) as levied by any Governmental Authority in connection with the transactions contemplated by this Agreement, including any payments made in lieu of any such Taxes or governmental charges that become payable in connection with the transactions contemplated by this Agreement.

"***Treasury Regulations***" shall mean the income tax regulations promulgated under the Code.

"***Unvested Company PSU***" shall have the meaning set forth in Section 3.3(c)(ii).

"***Unvested Company RSU***" shall have the meaning set forth in Section 3.3(b)(ii).

"***VDR***" shall have the meaning set forth in Section 4.24(a).

"***Vested Company Options***" shall have the meaning set forth in Section 3.3(a)(i).

"***Vested Company PSU***" shall have the meaning set forth in Section 3.3(c)(i).

"***Vested Company RSU***" shall have the meaning set forth in Section 3.3(b)(i).

"***Vested Option Payments***" shall have the meaning set forth in Section 3.3(a)(i).

"***Vested PSU Payments***" shall have the meaning set forth in Section 3.3(c)(i).

"***Vested RSU Payments***" shall have the meaning set forth in Section 3.3(b)(i).

"***WBCA***" shall have the meaning set forth in the Recitals.

"***WBCA Shareholder Approval***" shall have the meaning set forth in Section 4.19.